FIDELITY D&D BANCORP, INC.

2009 ANNUAL REPORT


10011197

A TRUSTED PARTNER



Message
FROM THE CHAIRMAN

Fidelity BANK
DEPOSIT & DISCOUNT Member FDIC

TO THE SHAREHOLDERS OF FIDELITY D & D BANCORP, INC.



With over 100 years of experience in building trust and meaningful relationships Fidelity D & D Bancorp has stood strong in times of great prosperity and remained solid despite the challenges of a global and regional recession. Fidelity has been meeting the financial needs of consumer and business customers in good times and in more demanding ones. Through it all, Fidelity remains safe and sound.

When historians look back on the year 2009, they will talk of a time of significant challenges and adjustments made to the global, national and regional financial sector. Fidelity capitalized on its strengths and made wise and ultimately beneficial adjustments. By doing so, Fidelity stands today a stronger organization ready to meet the challenges of the future. Fidelity's experienced management team has reduced the cost of doing business and focused on building long-term financial relationships with customers while providing exceptional customer service.

During a year described as the worst economic downturn since the 1930s, Fidelity has faired better than many other community banks throughout the nation. The management team has capitalized on its core strength -- **operating a community bank focused on meeting the financial needs of our community.** To succeed in this endeavor, the Bank uses the building blocks of customer service, trust, community involvement, employee dedication, and strategic well-targeted revenue generating programs.

The philosophy of Fidelity has always been to assume manageable risks in conducting business. Every transaction has some inherent risk, and our customers depend on us to mitigate the risk as much as possible in order to support their needs. Fidelity has been proactive addressing loans at risk, and is carefully planning for the future by setting aside enough provision to cover any loan loss. The level of our annual earnings for 2009 was influenced primarily by a $4.1 million increase in the provision for loan losses.

Another factor affecting the bottom line was an unusually high increase of $1.0 million in FDIC insurance premiums, including the Transaction Account Guarantee Program, which is an indication of the pressures on the American banking industry in today's economy. The FDIC charged additional premiums for insuring deposits, and although this has been an added expense, it is a cost Fidelity willingly pays to create peace of mind for customers. Fidelity continues to be strong and secure with deposits insured to the fullest extent permitted by law.

Management eliminated $41.6 million in short and long-term debt from the balance sheet and the outcome is a stronger and more secure bank. Due to this initiative, the Company incurred prepayment interest costs of $0.5 million that contributed to lower net interest income this year. However, with the pay down of debt, Fidelity strengthened net interest margin.

Nevertheless, in the face of these difficulties, we remain committed in serving the needs of our customers. We have continued to prudently lend to members of our community so that they may purchase homes, buy vehicles, expand their businesses and meet their financial obligations. This year alone, the Mortgage Department originated over $101 million in mortgage loans, an increase of nearly 300% over last year. Fidelity's mortgage consultants repeatedly have demonstrated the important role that a dedicated banker plays in helping to make the dream of home ownership a reality.

Further successes in 2009 include unprecedented and notable growth of $25.7 million in our total deposits. The Company has seen continued growth in customer households, a product of robust marketing effort along with strategic initiatives focused on retaining current customers. This expansion is an indication of the focused outreach of Fidelity's excellent financial advisors, ready to meet the needs of the customer.

TOTAL CAPITAL TO RISK-WEIGHTED ASSETS


12%
11.4%
11%
10%
9%
Well Capitalized Banks
Fidelity D & D

Management focused on creating new products and services that would enhance revenue, while closely monitoring the cost of doing business. New product launches such as the children's "Green Team" savings program indicates the level of commitment we have in helping families grow and become more knowledgeable in all things financial.

Fidelity has preserved significant available liquidity and maintained regulatory capital ratios which exceed the "well capitalized" regulatory requirements, despite the pressures on the overall financial marketplace. Fidelity maintains a Total Risk Based Capital Ratio of 11.4%, Tier I Capital Ratio of 10.1% and Leverage Ratio of 9.7% as of the end of the year.

NET INTEREST MARGIN


4.0%
3.5%
3.0%
2005
2006
2007
2008
2009

Fidelity's net interest margin grew to one of the strongest the Company has seen. At 3.71%, the healthy margin was due to lower rates paid on interest-bearing liabilities including the reduction and early pay down of high-costing long-term debt, which was reduced by 38%.

This year, Fidelity augmented its Dividend Reinvestment Plan. The plan was amended and, at the current time, provides plan participants with the opportunity to purchase shares of common stock at a 10% discount. Participants may use dividends and voluntary cash contributions to acquire additional shares.

Fidelity continues to strengthen relationships with customers, creating a financial partnership while giving solid guidance and advice. The goal is to create a relationship so solid, so secure, and built on the foundation of trust that customers view Fidelity as the only alternative when seeking answers to their financial questions.




DIVIDENDS PER SHARE
$1.00
$0.80
$0.60
2005
2006
2007
2008
2009

Focus on the customer has helped the Bank create an environment where customers are encouraged to do business. Three new or remodeled offices have been designed to promote a friendly and welcoming environment. The new Green Ridge office, that opened in spring 2007, was immediately successful and continued to display appreciable growth through this year. The West Scranton office, which opened in summer 2008, has not only been the fastest growing location, but serves as a true community resource. The design and construction of the facility stands as a challenge to future business development in our region to match or exceed the Fidelity example of good environmental stewardship. Lastly, we strengthened our investment in downtown Scranton by consolidating our two locations, located just blocks apart. The newly renovated office, the Scranton Financial Center, now serves as an improved single point of customer service for both consumer and business banking.

Preserving and growing the wealth of our customers through alternative investment options is key with the capable and knowledgeable Trust and Financial Advising Divisions. Trust saw good growth of personal lines of business while Fidelity Asset Management saw the highest volume in 2009.

Fidelity has created exacting customer service guidelines that are evident in the greeting and acknowledging of customers as soon as they enter the Bank, providing expert advice, unparalleled customer service, and follow-up to answer questions and concerns with a single point of contact. In cementing our customer relationships, employees of Fidelity are even more responsive and more decisive in exceeding the expectations of those they serve.

Although the regional and national economy has yet to turn around, we remain confident that Fidelity is well positioned to function effectively and efficiently in the years ahead. Our managers are experienced and dedicated, our employees are well trained and service-driven, our customers are loyal and connected, and our client base is impressively expanding both in numbers and in product use.

We expect the national and local economy to begin improving during 2010, which should lead to a more robust business climate. This may lead to an increased need for services that are most important to customers: owning their own home; planning for retirement; and sending their children to college. Our competitive products and services can fulfill every customer's financial need.

As conditions improve, Fidelity is poised to meet the demands of the future. We will continue as the trusted partner of our customers and remain focused on continuing to build strong relationships in our community. We believe whole-heartedly that "Fidelity Does It Better" than any other bank. It is our strong desire to demonstrate to shareholders, customers, and the community the difference Fidelity D & D Bancorp brings to the marketplace.

Patrick J. Dempsey
Chairman of the Board

Board OF DIRECTORS



Board Member since 1958
Board Chair 1986-2002
Chair Emeritus 2002-2009

IN MEMORIAM – SAMUEL C. CALI

Samuel C. Cali was already a successful businessman and esteemed community leader when he joined the Fidelity Deposit and Discount Bank Board of Directors in 1958. He was the epitome of a thriving entrepreneur having founded the S.C. Cali Insurance Agency after World War II and instrumental in the achievements of other family businesses, including the Modelrite Dress Factory and Spotless Cleaners.

Sam's commitment to our community is legendary. In addition to his decades as an elected public servant on the Dunmore Borough Council and as the Lackawanna County Register of Wills, he guided and supported over thirty not-for-profit community organizations with his time, energy, resources and wise counsel.

For sixteen years he led our bank as Chairman of the Board. The years of our growth and expansion under Sam's leadership were quite significant. His steady hand and business acumen helped guide our institution to a position of leadership in regional community banking. From 2002 until his sad passing in May of 2009, Sam served as Chairman Emeritus of our board. His ethic of community service and his strong dedication to excellence will always be an inspiration for the entire Fidelity family.



Mr. Patrick J. Dempsey is Chairman of the Board. He is also Chairman of the Board of Dempsey Uniform & Linen Supply, Inc. Mr. Dempsey has been a member of the Bank Board since 1985 and the Company Board since 1999.



Mr. John T. Cognetti is Secretary of the Board of Directors. He is President of Hinerfeld Realty, Co. Mr. Cognetti joined the Bank Board in 1988 and the Company Board in 1999.



Mrs. Mary E. McDonald is Assistant Secretary of the Board of Directors. Mrs. McDonald is a retired educator with substantial business experience. Mrs. McDonald joined the Bank and Company Boards in 2000.



Mr. Michael J. McDonald is Vice Chairman of the Board. Mr. McDonald is a partner with the law firm of Foley, McLane, Foley, McDonald and MacGregor, P.C. Mr. McDonald has been a member of the Bank Board since 1994 and the Company Board since 1999.



Mr. David L. Tressler, Sr. is a businessman with extensive banking expertise. He is a consultant with The Quandel Group, Inc. Mr. Tressler joined the Bank Board in 1998 and the Company Board in 1999.



Mr. Brian J. Cali maintains a private law practice. Mr. Cali joined the Bank and Company Boards in 2001.

financial HIGHLIGHTS



Fidelity BANK
Fidelity BANK
QuickCash!



ASSETS
$556
650
610
570
530
490
450
410
370
330
290
2009
2008
2007
2006
2005
$ IN MILLIONS



TOTAL LOANS, NET
$424
455
440
425
410
395
380
365
350
335
320
2009
2008
2007
2006
2005
$ IN MILLIONS



DEPOSITS
$459
455
440
425
410
395
380
365
350
335
320
2009
2008
2007
2006
2005
$ IN MILLIONS



SHAREHOLDERS' EQUITY
$46
75
60
55
50
45
40
35
30
25
20
2009
2008
2007
2006
2005
$ IN MILLIONS



NET (LOSS) INCOME
4.9
4.6
4.3
4.0
3.7
3.4
3.1
2.8
2.5
2.2
-.9
-1.2
-1.5
2009
2008
2007
2006
2005
-$1.40
$ IN MILLIONS

	2009		2008		2007	2006	2005
	Amount	% Change	Amount	% Change	Amount	Amount	Amount
FOR THE YEAR							
Net Interest Income	$ 19,112,419	-0.86%	$ 19,277,301	9.41%	$ 17,619,282	$ 17,168,601	$ 17,299,275
Net (Loss) Income	$ (1,400,205)	N/M*	$ 3,635,948	-21.16%	$ 4,611,572	$ 4,125,283	$ 4,591,697
Cash Dividends	$ 2,078,171	0.46%	$ 2,068,680	7.66%	$ 1,921,533	$ 1,801,361	$ 1,624,263
Return on Average Assets	-0.25%		0.62%		0.80%	0.73%	0.86%
Return on Average Equity	-2.91%		6.81%		8.65%	8.31%	9.64%
Net Interest Margin	3.71%		3.60%		3.34%	3.31%	3.51%
PER SHARE							
Net (Loss) Income - Diluted	$ (0.67)	N/M*	$ 1.76	-21.08%	$ 2.23	$ 2.01	$ 2.25
Cash Dividends	$ 1.00	---	$ 1.00	7.53%	$ 0.93	$ 0.88	$ 0.80
Book Value	$ 21.69	-8.60%	$ 23.73	-10.86%	$ 26.62	$ 25.09	$ 23.95
Average Shares Outstanding	2,080,507	0.56%	2,068,851	0.10%	2,066,683	2,047,975	2,031,211
AT YEAR END							
Assets	$ 556,017,271	-3.42%	$575,718,997	-1.99%	$587,412,555	$ 562,317,988	$544,060,698
Earning Assets	$500,472,147	-5.02%	$526,947,446	-4.15%	$549,755,987	$523,682,180	$502,480,130
Investment Securities	$ 76,529,998	-9.10%	$ 84,187,579	-31.55%	$122,984,160	$100,410,736	$ 97,678,573
Total Loans, net	$424,345,419	-2.74%	$436,291,460	3.32%	$422,251,629	$ 417,321,048	$403,572,679
Deposits	$458,994,458	5.93%	$433,311,932	1.79%	$425,708,361	$410,334,595	$379,498,640
Borrowings	$ 48,533,107	-46.15%	$ 90,129,704	-11.95%	$102,365,031	$ 96,192,360	$ 112,477,185
Shareholders' Equity	$ 45,674,547	-6.71%	$ 48,960,651	-11.29%	$ 55,191,294	$ 51,611,863	$ 48,846,029
Shares Outstanding	2,105,860	2.08%	2,062,927	-0.48%	2,072,929	2,057,433	2,039,639
RATIOS							
Net Loans to Deposits	92.45%		100.69%		99.19%	101.70%	106.34%
Non-performing Assets to Total Assets	2.58%		0.96%		0.67%	0.65%	1.78%
Equity to Assets	8.21%		8.50%		9.40%	9.18%	8.98%
Tier I Risk Based Capital	10.17%		12.58%		12.53%	12.77%	11.99%
Total Risk Based Capital	11.43%		13.64%		13.63%	14.04%	13.26%

*The result of this calculation is not meaningful.

Community COMMITMENT


Second Sunday, September 2009

Fidelity does business only in Northeastern Pennsylvania. Giving back to this community is one way to show our appreciation. By helping to strengthen the community, our whole area reaps the rewards. Fidelity actively seeks out organizations and institutions that work tirelessly to improve the quality of life for customers, friends and neighbors. Committed to working with these groups as a strong supporter and ally of their endeavors, the Bank has been fortunate enough to assist such worthwhile organizations such as Susan G. Komen, Friendship House, The Diocese of Scranton, Geneva School, Howard Gardner School for Discovery, United Way and Yeshiva Beth Moshe, just to name a few.

Fidelity participated in "Teach Your Children to Save," a nationally recognized day that spotlights the importance of teaching our nation's youth about saving and spending wisely. We reaffirmed our commitment to educating Northeastern Pennsylvania's children about the importance of learning to save by presenting a specially prepared lesson to nearly 800 children in grades K- 3rd.

Our highly acclaimed "green" branch in West Scranton played host to "Second Sundays", a free monthly mixer spotlighting the musical talent of local artists. This event continues to prosper and recently celebrated the one year anniversary.

Fidelity is committed to creating the "WOW" factor during each and every interaction with us. Our Random Acts of Kindness place our branch managers in the heart of the community - restaurants, car washes, sporting events and more. There, they generously pick up the tab for unsuspecting patrons, surprising them with a little bit of cheer, no strings attached. Our annual Shred Day, Retirement Planning Seminars and Home Buying Seminars reinforce the commitment Fidelity has made to serving, educating and empowering our customers and friends.


Senator Robert P. Casey


From left

John T. Piszak
Executive Vice President
& Chief Risk Officer

Daniel J. Santaniello
Executive Vice President
& Chief Operating Officer

Salvatore R. DeFrancesco, Jr.
Executive Vice President
& Chief Financial Officer

Timothy P. O'Brien
Executive Vice President &
Chief Commercial Banking Officer

Doing right by the environment is not only the latest trend, it is an important component to the sustainability of this area. Fidelity was honored in May by United States Senator Robert P. Casey and the Environmental Defense Fund for its leadership in protecting the environment of Northeastern Pennsylvania, and promoting job growth in green industries. SustainLink, an independent research and score carding firm that profiles and monitors only eco-intelligent banks, certified Fidelity as the first and only eco-intelligent financial institution in the state of Pennsylvania.

There's no question that Fidelity Bank employees fuel our support for so many great causes. They are the reason "Fidelity Does It Better!" Nearly one hundred percent of employees participated in some sort of community activity in 2009. As always, they remain dedicated, committed and enthusiastic throughout the year.

The creation of our very successful community-focused program, Dress Down Days was launched in September, Dress Down Days offer employees the chance to go casual on a designated Friday of the month in exchange for a monetary or in-kind donation to a non-profit organization. It is an understatement to say that our employees have overwhelmed the community with their participation in this program. Over $2,000 was donated by employees in just four months and provided much needed funding to the Women's Resource Center, United Neighborhood Centers, Meals on Wheels, Family to Family and Toys for Tots.

Whether it's a non-profit organization like St. Joseph's Center in need or it's time for a community tradition like the St. Patrick's Day Parade, our employees can always be counted on, rain or shine, to lend a hand.



Employee Patty Hnatew at the St. Patrick's Day Parade, March 2009


Fidelity BANK
10735
Toys for Tots
DOLLARS

Dress Down Days donation to Toys for Tots



Susan G. Komen Race for the Cure, September 2009



Habitat for Humanity

Spotlight ON SERVICE

"The professionals at Fidelity Deposit and Discount Bank have greatly assisted me in managing my small business...unlike other institutions I have dealt with in the past, they have made me and my "small" business as important to them as a "big" business. I highly recommend this bank and their employees/management to anyone in business."

- PATTI B.


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@Fidelity_Bank You rock!!!!
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Fidelity BANK
Name the Mascot Winner, Dana Beynon


Join The
Green Team
Kids Only Banking
Fidelity BANK

How do customers choose to buy their banking products where they do? Why do so many families and businesses choose to bank with Fidelity? The simple answer is a customer service experience second to none.

Fidelity is proud of the ability to build a meaningful and trusting relationship with all customers, some of whom have been banking here for years. Fidelity has put a number of initiatives in place. A series of over-arching principles have been created that hold all members of the staff to a high customer service standard -- from their dress and appearance to the manner in which customers are greeted. The staff has successfully completed hours of service training to help them understand how to provide exceptional service and advice to the customer. These service standards are tested again and again through random Mystery Shops, which occur periodically in every branch office.

Each customer is assigned a dedicated Relationship Manager responsible for helping them reach their financial goals with the products and services that best fit their needs. This Relationship Manager allows for a single point-of-contact offering fast, reliable and expert solutions to the myriad of financial questions a customer could have.

Customers are able to bank with Fidelity at anytime, day or night. The Customer Care Center is open seven days a week, where a Customer Service Representative is available to help customers open or service an account. The West Scranton branch is also open seven days a week. Online Banking can be accessed 24/7, with the ability to open accounts online, including mortgages and home equity products.

Fidelity also puts the same effort in creating products and services that meet the needs of families and businesses in Northeastern Pennsylvania. Along with "green" construction, Fidelity has focused on creating "green" product offerings: a totally electronic checking account with email based statements and a "green" home equity loan that allows homeowners a certain percentage off their loan when doing energy efficient upgrades to their home. Every customer has the opportunity to sign up for Online Banking, electronic statement delivery, combined statements, and Web Bill Pay – creating convenience twenty four hours a day, seven days a week!

Creating loyal relationships built on trust, knowledge, reliability and friendship is the focus of the Company. Fidelity succeeds because of the superior level of customer service offered consistently from branch to branch; employee to employee; channel to channel. Fidelity encourages non-customers to "Take the Fidelity Challenge," and experience how "Fidelity Does It Better!"

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Fidelity BANK

"I thought I would drop you a line thanking you for your random act of kindness for buying me lunch on Tuesday at the Pierce Street Deli. You caught me by surprise in of course a pleasant sort of way! This is certainly a different type of marketing; one that I suspect plants seeds for future business."

\- ROBERT P.

Loyal CUSTOMER


Santarsiero
PLUMBING • HEATING

WILLIAM SANTARSIERO

William Santarsiero has been a Fidelity Bank customer for 51 years. He started with a savings and checking account for his family, and then opened a checking account for his business, Santarsiero Plumbing. In 1966 Bill built the frame of a new home for his wife and the four children they had at that time. He then approached William Quinn, Fidelity's president for a $6,000 loan to finish the house. Fidelity was the bank his family trusted. Both of his grandfathers, his father and uncle had always banked at Fidelity.

"The people at Fidelity are friendly, and they always want to help their customers," Bill related. "My whole family banks at Fidelity," he continued. "All my kids use Fidelity, and I count on Fidelity for my financial advice too. I tell my kids, 'There is no security on earth, there's only opportunity.' Fidelity Bank has helped me take advantage of many opportunities, and their people really treat me like family."

Fidelity D & D Bancorp, Inc.
Board of Directors and Officers

DIRECTORS

Patrick J. Dempsey	Chairman
Michael J. McDonald	Vice Chairman
John T. Cognetti	Secretary
Mary E. McDonald	Assistant Secretary
David L. Tressler	Director
Brian J. Cali	Director

OFFICERS

Patrick J. Dempsey	Interim President & Chief Executive Officer
Daniel J. Santaniello	Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr.	Treasurer & Chief Financial Officer
Barbara Shimkus	Assistant Secretary & Investor Relations Officer

Fidelity Deposit and Discount Bank Vice Presidents

EXECUTIVE VICE PRESIDENTS

Salvatore R. DeFrancesco, Jr.	Executive Vice President & Chief Financial Officer
Timothy P. O'Brien	Executive Vice President & Chief Commercial Banking Officer
John T. Piszak	Executive Vice President & Chief Risk Officer
Daniel J. Santaniello	Executive Vice President & Chief Operating Officer

SENIOR VICE PRESIDENTS

Francis Crowley	Senior Vice President & Commercial Banking Officer
John Ferrett	Senior Vice President & Commercial Banking Officer

VICE PRESIDENTS

Alexander Behr	Vice President & Financial Analyst
John Cantarella	Vice President & Small Business Banking Officer
Michelle Carr	Vice President & Regional Retail Banking Manager
John Corcoran	Vice President & Resource Recovery Manager
Robert Farrell	Vice President, Cashier & Controller
Theresa Ferraro	Vice President & Human Resource Manager
Donna Gizenski	Vice President & Regional Retail Banking Manager
Delbert James, Jr.	Vice President, Security Officer & Identity Theft Prevention Officer
Nadine Marranca	Vice President & Senior Bank Operations Officer
Joann Marsili	Vice President & Marketing Director
Marilyn Skettino	Vice President & Credit Administration Manager
Rosalia Strasser	Vice President & Small Business Banking Officer

ASSISTANT VICE PRESIDENTS

Bonnie Baker	Assistant Vice President & Residential Mortgage Loan Manager
Thomas Caswell	Assistant Vice President & Credit Analysis Supervisor
Mary Ann Coviello	Assistant Vice President & Accounting Services Manager
Yvonne Del Rosso	Assistant Vice President & Information Technology Manager
Maryann Ellefsen	Assistant Vice President & Deposit Operations Manager
Catherine Langan	Assistant Vice President & Mortgage Consultant
Maureen Polster	Assistant Vice President & Loan Operations Manager
Marian Puzycki	Assistant Vice President & Loan Administration Manager
Victoria Randis	Assistant Vice President & Consumer Loan Manager
Darlene Roberts	Assistant Vice President, Compliance Officer & Bank Secrecy Act Officer
Barbara Shimkus	Assistant Vice President & Executive Secretary
Robert Siarniak	Assistant Vice President & Collections Manager
Richard Strauss	Assistant Vice President & Loan Workout Officer

BRANCH & ATM LOCATIONS

Abington Office
Ellen Kanton, Manager
1311 Morgan Highway
Clarks Summit, PA 18411
570-586-3212

Dunmore Office
Wanda Winters, Manager
Blakely & Drinker Streets
Dunmore, PA 18512
570-342-8281

Eynon Office
Joanne Pezzuti, Manager
511 Scranton-Carbondale Highway
Eynon, PA 18403
570-521-5000

Green Ridge Office
Christopher Goetter, Manager
111 Green Ridge Street
Scranton, PA 18509
570-342-5532

Keystone Industrial Park Office
Deborah Yearing, Manager
1232 Keystone Industrial Park Road
Dunmore, PA 18512
570-348-4003

Kingston Office
Frank Cimino, Manager
247 Wyoming Avenue
Kingston, PA 18704
570-338-0119

Moosic Office
Jody Lewis, Assistant Vice President
4010 Birney Avenue
Moosic, PA 18507
570-504-0789

Peckville Office
Susan Colborn, Manager
1598 Main Street
Peckville, PA 18452
570-483-3300

Scranton Financial Center
John Nolan, Assistant Vice President
338 North Washington Avenue
Scranton, PA 18503
570-504-8001

West Pittston Office
Karen Sweeney, Manager
801 Wyoming Avenue
West Pittston, PA 18643
570-908-0103

West Scranton Office
Maureen Williamson, Manager
400 South Main Avenue
Scranton, PA 18504
570-504-8180



LACKAWANNA
Eynon
Peckville
Dunmore
Clarks Summit
Scranton
Moosic
West Pittston
LUZERNE
Kingston
Stroudsburg
MONROE
Branch & ATM Locations
ATM Only Locations

TRUST DEPARTMENT

Personal and Corporate Trust, Estate Administration and Investment Services

Mary McNichols, Senior Vice President & Senior Trust Officer
Diane Fonner, Assistant Vice President & Corporate Trust Officer
Virginia Kielar, Trust Operations Manager
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2244

FIDELITY ASSET MANAGEMENT

Full Brokerage and Insurance Services

William McAndrew, Vice President & Financial Services Manager
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2206

CUSTOMER CARE CENTER

Dina Scavone, Manager
570-342-8281
800-388-4380

ATM ONLY LOCATIONS

Marywood University
Nazareth Hall
Scranton, PA 18509

Marywood University
Regina Hall
Scranton, PA 18509

Snö Mountain Ski Lodge
1000 Montage Mountain Road
Moosic, PA 18507

T's Corner News
1000 Providence Road
Scranton, PA 18508

The Ice Box
3 West Olive Street
Scranton, PA 18508

The Shoppes at Montage
1035 Shoppes Boulevard
Moosic, PA 18507

Downtown Scranton
139 Wyoming Avenue
Scranton, PA 18503

Investor RELATIONS

FIDELITY D & D BANCORP, INC.
Blakely and Drinker Streets
Dunmore, PA 18512
(570) 342-8281

We are a public company whose stock is traded on the Over The Counter Bulletin Board under the symbol FDBC.

TRANSFER AGENT AND REGISTRAR

Shareholders services provided

- Stock transfer
- Dividend reinvestment plan
- Direct deposit of dividends
- Duplicate mailing notification

REGISTRAR & TRANSFER COMPANY

Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948 or info@rtco.com

SHAREHOLDER/INVESTOR INQUIRES

Requests for information or assistance regarding Fidelity D & D Bancorp, Inc. should be directed to our Investor Relations Department at 570-348-4357 or investor@fddbank.com

MARKET MAKERS

The following firms are believed to presently make a market in Fidelity D & D Bancorp, Inc. stock on the Over The Counter Bulletin Board.

Boenning & Scattergood, Inc.
(610) 832-1212
Four Tower Bridge
200 Barr Harbor, Drive
Suite 300
West Conshohocken, PA 19428

Hudson Securities, Inc.
(201) 216-0100
111 Town Square Plaza
Suite 1500A
Jersey City, NJ 07310

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza
Suite 1620
Chicago, IL 60606

Pershing, LLC
(201) 413-2930
One Pershing Plaza
Eighth Floor
Jersey City, NJ 07399

Stifel, Nicholaus and Company, Inc.
(973) 549-4000
18 Columbia Turnpike
First Floor
Florham Park, NJ 07932

UBS Securities, LLC
(203) 719-7448
677 Washington Boulevard
Sixth Floor
Stamford, CT 06901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

COMMISSION FILE NUMBER 333-90273

FIDELITY D & D BANCORP, INC.

COMMONWEALTH OF PENNSYLVANIA I.R.S. EMPLOYER IDENTIFICATION NO: **23-3017653**

BLAKELY AND DRINKER STREETS
DUNMORE, PENNSYLVANIA 18512
TELEPHONE NUMBER (570) 342-8281

SECURITIES REGISTERED UNDER SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED UNDER SECTION 12(g) OF THE ACT:
Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by references in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant was $32,019,171 as of June 30, 2009, based on the closing price of $18.60. The number of shares of common stock outstanding as of February 28, 2010, was 2,110,614.

DOCUMENTS INCORPORATED BY REFERENCE

Excerpts from the Registrant's 2009 Annual Report to Shareholders are incorporated herein by reference in response to Part I. Portions of the Registrant's definitive Proxy Statement to be used in connection with the 2010 Annual Meeting of Shareholders are incorporated herein by reference in partial response to Part II and Part III.

Fidelity D & D Bancorp, Inc.
2009 Annual Report on Form 10-K
Table of Contents

Part I.

Item 1.	Business	3
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	10
Item 3.	Legal Proceedings	11
Item 4.	Reserved	11

Part II.

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	46
Item 8.	Financial Statements and Supplementary Data	47
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	84
Item 9A (T).	Controls and Procedures	84
Item 9B.	Other Information	84

Part III.

Item 10.	Directors, Executive Officers and Corporate Governance	84
Item 11.	Executive Compensation	85
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	85
Item 13.	Certain Relationships and Related Transactions, and Director Independence	85
Item 14.	Principal Accountant Fees and Services	85

Part IV.

Item 15.	Exhibits, Financial Statement Schedules	85
Signatures		88
Exhibit Index		89
Certifications		93

FIDELITY D & D BANCORP, INC.

PART I

Forward-Looking Statements

Certain of the matters discussed in this Annual Report on Form 10-K may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "estimate," and similar expressions are intended to identify such forward-looking statements.

The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

- the effects of economic deterioration on current customers, specifically the effect of the economy on loan customers' ability to repay loans;
- the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet;
- technological changes;
- acquisitions and integration of acquired businesses;
- the failure of assumptions underlying the establishment of reserves for loan and lease losses and estimations of values of collateral and various financial assets and liabilities;
- volatilities in the securities markets;
- deteriorating economic conditions
- acts of war or terrorism; and
- disruption of credit and equity markets.

The Company cautions readers not to place undue reliance on forward-looking statements, which reflect analyses only as of the date of this document. The Company has no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

Readers should review the risk factors described in this document and other documents that we file or furnish, from time to time, with the Securities and Exchange Commission, including quarterly reports filed on Form 10-Q and any current reports filed or furnished on Form 8-K.

ITEM 1: BUSINESS

Fidelity D & D Bancorp, Inc. (the Company) was incorporated in the Commonwealth of Pennsylvania, on August 10, 1999, and is a bank holding company, whose wholly-owned state chartered commercial bank is The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). The Company is headquartered at Blakely and Drinker Streets in Dunmore, Pennsylvania.

The Bank has offered a full range of traditional banking services since it commenced operations in 1903. The Bank has a personal and corporate trust department and also provides alternative financial and insurance products with asset management services. A full list of services provided by the Bank is detailed in the section entitled "Products and Services" contained within the 2009 Annual Report to Shareholders, incorporated by reference. The service area is comprised of the Borough of Dunmore and the surrounding communities within Lackawanna and Luzerne counties in Northeastern Pennsylvania.

The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in its market area. Competition includes, among other sources, the following:

- local community banks
- savings banks
- regional banks
- credit unions
- savings & loans
- insurance companies
- money market funds
- mutual funds
- small loan companies
- other financial service companies

The Company has been able to compete effectively with other financial institutions by emphasizing technology and customer service, including local decision making on loans. These efforts enabled the Company to establish long-term customer relationships and build customer loyalty by providing products and services designed to address their specific needs.

There are no concentrations of loans that, if lost, would have a materially adverse effect on the continued business of the Company. The Company's loan portfolio does not have a material concentration within a single industry or group of related industries that are vulnerable to the risk of a near-term severe impact. However, the Company's success is dependent, to a significant degree, on economic conditions in Northeastern Pennsylvania, especially Lackawanna and Luzerne counties which the Company defines as its primary market area. The banking industry is affected by general economic conditions including the effects of inflation, recession, unemployment, real estate values, trends in national and global economies and other factors beyond the Company's control. An economic recession or a delayed economic recovery over a prolonged period of time in the Company's primary market area could cause an increase in the level of the Company's non-performing assets and loan losses, and thereby cause operating losses, impairment of liquidity and erosion of capital. We cannot assure you that adverse changes in the local economy would not have a material effect on the Company's future consolidated financial condition, results of operations and cash flows. Refer to Item 1A, "Risk Factors" for material risks and uncertainties that management believes affect the Company.

The Company had 185 full-time equivalent employees on December 31, 2009, which includes exempt officers, exempt, non-exempt and part-time employees.

Federal and state banking laws contain numerous provisions that affect various aspects of the business and operations of the Company and the Bank. The Company is subject to, among others, the regulations of the Securities and Exchange Commission (the SEC) and the Federal Reserve Board (the FRB) and the Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the FDIC). Refer to Part II, Item 7 "Supervision and Regulation" for descriptions of and references to applicable statutes and regulations which are not intended to be complete descriptions of these provisions or their effects on the Company or the Bank. They are summaries only and are qualified in their entirety by reference to such statutes and regulations. Applicable regulations relate to, among other things:

- operations
- securities
- risk management
- consumer compliance
- mergers
- consolidation
- reserves
- dividends
- branches
- capital adequacy

Annually, the Bank is examined by the Pennsylvania Department of Banking and/or the FDIC. The last examination was conducted by the FDIC as of December 31, 2008.

The Company's website address is http://www.bankatfidelity.com. The Company makes available through this website the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports as soon as reasonably practical after filing with the SEC. You may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains an internet site that contains reports, proxy and information statements and other information about the Company at http://www.sec.gov.

The Company's accounting policies and procedures are designed to comply with accounting principles generally accepted in the United States of America (GAAP). Refer to "Critical Accounting Policies," which are incorporated by reference in Part II, Item 7.

ITEM 1A: RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related to the Company's Business

The Company's business is subject to interest rate risk and variations in interest rates may negatively affect its financial performance.

Changes in the interest rate environment may reduce profits. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Company's net interest spread, asset quality, loan origination volume and overall profitability.

The Company is subject to lending risk.

There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Company operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

Commercial, commercial real estate and real estate construction loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because these loans generally have larger balances than residential real estate loans and consumer loans, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company's allowance for possible loan losses may be insufficient.

The Company maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Company's control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Company's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, the Company will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on the Company's financial condition and results of operations.

The Company may need or be compelled to raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.

Federal banking regulators require the Company and Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation and banking regulatory agencies. In addition, capital levels are also determined by the Company's management and board of directors based on capital levels that they believe are necessary to support the Company's business operations. The Company is evaluating its present and future capital requirements and needs, is developing a comprehensive capital plan and is analyzing capital raising alternatives, methods and options. Even if the Company succeeds in meeting the current regulatory capital requirements, the Company may need to raise additional capital in the near future to support possible loan losses during future periods or to meet future regulatory capital requirements.

Further, the Company's regulators may require it to increase its capital levels. If the Company raises capital through the issuance of additional shares of its common stock or other securities, it would likely dilute the ownership interests of current investors and would likely dilute the per-share book value and earnings per share of its common stock. Furthermore, it may have an adverse impact on the Company's stock price. New investors may also have rights, preferences and privileges senior to the Company's current shareholders, which may adversely impact its current shareholders. The Company's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, the Company cannot assure you of its ability to raise additional capital on terms and time frames acceptable to it or to raise additional capital at all. If the Company cannot raise additional capital in sufficient amounts when needed, its ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect the Company's operations, financial condition and results of operations.

If we conclude that the decline in value of any of our investment securities is other than temporary, we will be required to write down the credit-related portion of the impairment of that security through a charge to earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we will be required to write down the credit-related portion of the impairment of that security through a charge to earnings. As of December 31, 2009, the book value of the Company's pooled trust preferred securities was $18,794,000 with an estimated fair value of $5,242,000. Changes in the expected cash flows of these securities and/or prolonged price declines have resulted and may result in our concluding in future periods that there is additional impairment of these securities that is other than temporary, which would require a charge to earnings for the portion of the impairment that is deemed to be-credit-related. Due to the complexity of the calculations and assumptions used in determining whether an asset, such as pooled trust preferred securities, is impaired, the impairment disclosed may not accurately reflect the actual impairment in the future.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expense and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

The Company's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania and the local region in which it conducts business.

The Company's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Company operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Lackawanna and Luzerne Counties in Northeastern Pennsylvania. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Company's financial condition and results of operations.

There is no assurance that the Company will be able to successfully compete with others for business.

The Company competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than the Company does, and operate under less stringent regulatory environments. The differences in resources and regulations may make it more difficult for the Company to compete profitably, reduce the rates that it can earn on loans and on its investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings.

The Company is subject to extensive government regulation and supervision.

The Company, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal or commonwealth regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Company's controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

New lines of business or new products and services may subject the Company to additional risks.

From time-to-time, the Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Company may use its common stock to acquire other companies or make investments in banks and other complementary businesses in the future. The Company may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Company. Future business acquisitions could be material to the Company, and the degree of success achieved in acquiring and integrating these businesses into the Company could have a material effect on the value of the Company's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Company may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and the Company may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time-to-time, customers make claims and take legal action pertaining to the Company's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Company's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Company's business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

We currently have an Interim Chief Executive Officer while we search for a permanent Chief Executive Officer.

During the third quarter of 2009 our President and Chief Executive Officer resigned. As a result, the board of directors formed a CEO search committee and is currently conducting a search. While we expect to recruit a new CEO no later than the end of the second quarter of 2010, we cannot assure you that the process will be concluded by then. Further, until we find a permanent CEO, we may be unable to successfully manage and grow the business; and, our business, financial condition and profitability may suffer. We believe each member of our senior management team is important to our success and the unexpected loss of any of these persons could impair our day-to-day operations as well as our strategic direction.

Readers should review the risk factors described in other documents that we file or furnish, from time to time, with the Securities and Exchange Commission, including Annual Reports to Shareholders, Annual Reports filed on Form 10-K and other current reports filed or furnished on Form 8-K.

Risks Associated with the Company's Common Stock

The Company's stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Company's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Company.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Company and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The trading volume in the Company's common stock is less than that of other larger financial services companies.

The Company's common stock is listed for trading on the over-the-counter bulletin board and the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the lower trading volume of the Company's common stock, significant sales of the Company's common stock, or the expectation of these sales, could cause the Company's stock price to fall.

Risks Associated with the Company's Industry

Future governmental regulation and legislation could limit the Company's future growth.

The Company is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the FDIC. As a result, the Company is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Company, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Company is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to the Company's ability to engage in new activities and consummate additional acquisitions.

In addition, the Company is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Company cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Company's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Company's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None

ITEM 2: PROPERTIES

As of December 31, 2009, the Company operated 11 full-service banking offices, of which four were owned and seven were leased. None of the lessors of the properties leased by the Company are affiliated with the Company and all of the properties are located in the Commonwealth of Pennsylvania. The Company is headquartered at its owner-occupied main branch located on the corner of Blakely and Drinker Streets in Dunmore, PA.

The following table provides information with respect to the principal properties from which the Bank conducts business:

Location	Owned / leased*	Type of use	Full service	Drive-thru	ATM
Drinker & Blakely Sts., Dunmore, PA	Owned	Main Branch (1) (2)	x	x	x
111 Green Ridge St., Scranton, PA	Leased	Green Ridge Branch (2)	x	x	x
1311 Morgan Hwy., Clarks Summit, PA	Leased	Abington Branch (3)	x	x	x
1232 Keystone Industrial Park Rd., Dunmore, PA	Owned	Keystone Industrial Park Branch	x	x	x
338 North Washington Ave., Scranton, PA	Owned	Financial Center Branch (4)	x		x
4010 Birney Ave., Moosic, PA	Leased	Moosic Branch	x	x	x
801 Wyoming Ave., West Pittston, PA	Leased	West Pittston Branch	x		x
1598 Main St., Peckville, PA	Leased	Peckville Branch	x	x	x

247 Wyoming Ave., Kingston, PA	Leased	Kingston Branch	x	x	x
511 Scranton-Carbondale Hwy., Eynon, PA	Leased	Eynon Branch	x	x	x
400 S. Main St., Scranton, PA	Owned	West Scranton Branch(2)	x	x	x

*All of the owned properties are free of encumbrances

(1) Executive and administrative, commercial lending, trust and asset management services are located at this facility.

(2) This office has two automated teller machines (ATMs).

(3) In addition, there is a banking facility located in the Clarks Summit State Hospital. The office is leased from the hospital under a lease-for-service-provided agreement with service limited to employees and patients of the hospital.

(4) Executive, mortgage and consumer lending, finance and operational offices are located in this building. A portion of the building is leased to a non-related entity.

The Bank maintains several free-standing 24-hour ATMs located at the following locations in Pennsylvania:

- 139 Wyoming Ave., Scranton (former location of the Bank's Scranton branch)
- Marywood University, 2300 Adams Ave., Nazareth and Regina Halls, Scranton
- Snö Mountain Ski Resort, 1000 Montage Mountain Rd., Moosic
- Shoppes at Montage, 1035 Shoppes Blvd., Moosic

During 2009, the Company closed its Scranton branch office located at 139 Wyoming Avenue, Scranton.

Other real estate owned includes all foreclosed properties listed for sale. Upon possession, foreclosed properties are recorded on the Company's balance sheet at the lower of cost or fair value.

ITEM 3: LEGAL PROCEEDINGS

The nature of the Company's business generates some litigation involving matters arising in the ordinary course of business. However, in the opinion of the Company after consulting with legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's undivided profits or financial condition. No legal proceedings are pending other than ordinary routine litigation incidental to the business of the Company and the Bank. In addition, to management's knowledge, no governmental authorities have initiated or contemplated any material legal actions against the Company or the Bank.

ITEM 4: RESERVED

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the over-the-counter bulletin board under the symbol "FDBC." Shareholders requesting information about the Company's common stock may contact:

Salvatore R. DeFrancesco, Jr., Treasurer
Fidelity D & D Bancorp, Inc.
Blakely and Drinker Sts.
Dunmore, PA 18512
(570) 342-8281

The following table lists the quarterly cash dividends paid per share and the range of high and low bid prices for the Company's common stock based on information obtained from on-line published sources. Such over-the-counter prices do not include retail mark-ups, markdowns or commissions:

	2009 Prices		Dividends	2008 Prices		Dividends
	High	Low	paid	High	Low	paid
1st Quarter	$ 26.50	$ 19.50	$ 0.25	$ 31.00	$ 25.20	$ 0.25
2nd Quarter	$ 24.00	$ 18.40	$ 0.25	$ 30.00	$ 27.00	$ 0.25
3rd Quarter	$ 22.00	$ 18.35	$ 0.25	$ 33.50	$ 29.00	$ 0.25
4th Quarter	$ 19.00	$ 14.60	$ 0.25	$ 28.75	$ 21.75	$ 0.25

Dividends are determined and declared by the Board of Directors of the Company. The Company expects to continue to pay cash dividends in the future; however, future dividends are dependent upon earnings, financial condition, capital needs and other factors of the Company. For a further discussion of regulatory capital requirements see Note 14, "Regulatory Matters", contained within the notes to the consolidated financial statements, incorporated by reference in Part II, Item 8.

The Company has established a dividend reinvestment plan (DRP) for its shareholders. The plan provides shareholders with a convenient and economical method of investing cash dividends payable upon their common stock and the opportunity to make voluntary optional cash payments to purchase additional shares of the Company's common stock. Participants pay no brokerage commissions or service charges when they acquire additional shares of common stock through the plan. The administrator may purchase shares directly from the Company, in the open market, in negotiated transactions, or using a combination of these methods.

The Company had approximately 1,307 shareholders at December 31, 2009 and 1,287 shareholders as of February 28, 2010. The number of shareholders is the actual number of individual shareholders of record. Each security depository is considered a single shareholder for purposes of determining the approximate number of shareholders.

Securities authorized for issuance under equity compensation plans

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed with the SEC.

Performance graph

The following graph and table compare the cumulative total shareholder return on the Company's common stock against the cumulative total return of the NASDAQ Composite and the SNL index of greater than $500 million in-asset banks traded on the OTC-BB and Pink Sheet (the SNL index) for the period of five fiscal years commencing January 1, 2005, and ending December 31, 2009. As of December 31, 2009, the SNL index consisted of 136 banks. The graph illustrates the cumulative investment return to shareholders, based on the assumption that a $100 investment was made on December 31, 2004, in each of: the Company's common stock, the NASDAQ Composite and the SNL index. All cumulative total returns are computed assuming the reinvestment of dividends into the applicable securities. The shareholder return shown on the graph and table below is not necessarily indicative of future performance:


Total Return Performance
Index Value
140
120
100
80
60
40
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Fidelity D & D Bancorp, Inc.
NASDAQ Composite
SNL Bank Pink > $500M

Index	Period ending					
	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Fidelity D & D Bancorp, Inc.	100.00	125.47	114.21	100.04	96.48	59.32
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL > $500M OTC-BB and Pink Sheet Banks	100.00	106.42	116.77	107.59	78.07	66.75

ITEM 6: SELECTED FINANCIAL DATA

Set forth below are our selected consolidated financial and other data. This financial data is derived in part from, and should be read in conjunction with, the Company's consolidated financial statements and related footnotes:

	2009	2008	2007	2006	2005
Balance sheet data:					
Total assets	$ 556,017,271	$ 575,718,997	$ 587,412,555	$ 562,317,988	$ 544,060,698
Total investment securities	76,529,998	84,187,579	122,984,160	100,410,736	97,678,573
Net loans	423,124,054	436,207,460	421,424,379	417,199,048	403,144,095
Loans available-for-sale	1,221,365	84,000	827,250	122,000	428,584
Total deposits	458,994,458	433,311,932	425,708,361	410,334,595	379,498,640
Short-term borrowings	16,533,107	38,129,704	39,656,354	33,656,150	28,772,997
Long-term debt	32,000,000	52,000,000	62,708,677	62,536,210	83,704,188
Total shareholders' equity	45,674,547	48,960,651	55,191,294	51,611,863	48,846,029
Operating data for the year ended:					
Total interest income	$ 29,909,273	$ 33,961,434	$ 35,279,357	$ 33,529,710	$ 29,020,261
Total interest expense	10,796,854	14,684,133	17,660,075	16,361,109	11,720,986
Net interest income	19,112,419	19,277,301	17,619,282	17,168,601	17,299,275
Provision (credit) for loan losses	5,050,000	940,000	(60,000)	325,000	830,000
Net interest income after provision (credit) for loan losses	14,062,419	18,337,301	17,679,282	16,843,601	16,469,275
Other-than-temporary impairment	(3,300,094)	(435,665)	-	-	-
Other income	5,461,281	5,013,966	5,205,215	4,522,138	4,150,502
Other operating expense	19,241,125	18,210,683	16,636,760	15,878,376	14,561,968
(Loss) income before income taxes	(3,017,519)	4,704,919	6,247,737	5,487,363	6,057,809
(Credit) provision for income taxes	(1,617,314)	1,068,971	1,636,165	1,362,080	1,466,112
Net (loss) income	$ (1,400,205)	$ 3,635,948	$ 4,611,572	$ 4,125,283	$ 4,591,697
Per share data:					
Net (loss) income per share, basic	$ (0.67)	$ 1.76	$ 2.23	$ 2.01	$ 2.26
Net (loss) income per share, diluted	$ (0.67)	$ 1.76	$ 2.23	$ 2.01	$ 2.25
Dividends declared	$ 2,078,171	$ 2,068,680	$ 1,921,533	$ 1,801,361	$ 1,624,263
Dividends per share	$ 1.00	$ 1.00	$ 0.93	$ 0.88	$ 0.80
Book value per share	$ 21.69	$ 23.73	$ 26.62	$ 25.09	$ 23.95
Weighted-average shares outstanding *	2,080,507	2,068,851	2,066,683	2,047,975	2,031,211
Shares outstanding *	2,105,860	2,062,927	2,072,929	2,057,433	2,039,639
Ratios:					
Return on average assets	-0.25%	0.62%	0.80%	0.73%	0.86%
Return on average equity	-2.91%	6.81%	8.65%	8.31%	9.64%
Net interest margin	3.71%	3.60%	3.34%	3.31%	3.51%
Efficiency ratio	72.51%	72.98%	71.61%	71.67%	65.99%
Expense ratio	2.37%	2.25%	2.01%	2.02%	1.93%
Allowance for loan losses to loans	1.75%	1.08%	1.13%	1.29%	1.46%
Dividend payout ratio	N/M **	56.90%	41.67%	43.67%	35.37%
Equity to assets	8.21%	8.50%	9.40%	9.18%	8.98%
Equity to deposits	9.95%	11.30%	12.96%	12.58%	12.87%

* The number of shares and the weighted-average number of shares outstanding prior to 2006, have been adjusted to reflect the effect of a 10% stock dividend paid on February 15, 2006.

** The result of this calculation is not meaningful.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical accounting policies

The presentation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect many of the reported amounts and disclosures. Actual results could differ from these estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses at December 31, 2009 is adequate and reasonable. Given the subjective nature of identifying and valuing loan losses, it is likely that well-informed individuals could make different assumptions, and could, therefore calculate a materially different allowance value. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revisions in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgment of information available to them at the time of their examination.

Another material estimate is the calculation of fair values of the Company's investment securities. Except for the Company's investment in corporate bonds, consisting of pooled trust preferred securities, fair values on the other investment securities are determined by prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. For the pooled trust preferred securities, management was unable to obtain readily attainable and realistic pricing from market traders due to a lack of active market participants and therefore management has determined the market for these securities to be inactive. In order to determine the fair value of the pooled trust preferred securities, management relied on the use of an income valuation approach (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs, the results of which are more representative of fair value than the market approach valuation technique used for the other investment securities.

Based on experience, management is aware that estimated fair values of investment securities tend to vary among valuation services. Accordingly, when selling investment securities, price quotes may be obtained from more than one source. As described in Notes 1 and 3 of the consolidated financial statements, the majority of the Company's investment securities are classified as available-for-sale (AFS). AFS securities are carried at fair value on the consolidated balance sheets, with unrealized gains and losses, net of income tax, reported separately within shareholders' equity through accumulated other comprehensive income (loss).

The fair value of residential mortgage loans, classified as AFS, is obtained from the Federal National Mortgage Association (FNMA) or the Federal Home Loan Bank (FHLB). Generally, the market to which the Company sells mortgages it originates for sale is restricted and price quotes from other sources are not typically obtained. On occasion, the Company may transfer loans from the loan and lease portfolio to loans AFS. Under these rare circumstances, pricing may be obtained from other entities and the loans are transferred at the lower of cost or market value and simultaneously sold. For a further discussion on the accounting treatment of AFS loans, see the section entitled "Loans available-for-sale," contained within management's discussion and analysis. As of December 31, 2009 and 2008, loans classified as AFS consisted of residential mortgages.

All significant accounting policies are contained in Note 1, "Nature of Operations and Summary of Significant Accounting Policies", within the notes to consolidated financial statements and incorporated by reference in Part II, Item 8.

The following discussion and analysis presents the significant changes in the financial condition and in the results of operations of the Company as of December 31, 2009 and December 31, 2008 and for each of the years then ended. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of this report.

Comparison of Financial Condition as of December 31, 2009 and 2008 and Results of Operations for each of the Years then Ended

Financial Condition

Overview

The national economy by some estimates may be improving, but the state of the housing, real estate markets and capital markets continue to feel the downward pressure of the recession-stricken financial environment that began its downward spiral over a year ago. Capital constraints and asset quality concerns will restrict asset growth. The sluggish recovery has suppressed the availability of commercial and consumer credit, continued to contain residential real estate at relatively low values, propelled the rate of home foreclosures and sustained a level of unemployment not seen for decades. In an effort to stimulate the economy, among other things, the Federal Open Market Committee (FOMC) has not adjusted the short-term federal funds rate which had remained near zero percent during 2009. While lower rates certainly do help funding costs, their effect can be unfavorable to floating-rate asset yields and re-financed fixed-rate assets thereby pressuring margins. The shape of the interest rate yield curve continued to be positively sloped throughout 2009 but the interest rate environment was considerably lower in 2009 compared to 2008. The shape of the yield curve may present opportunities. However the local economy is not insulated from the disruptions, volatility and slow recovery that has negatively impacted the national economy and that situation will continue to require the Company, like all banks, to operate in a difficult, financially unstable economic landscape. The management team and steering committees of the Company are prepared to address the issues at hand and will implement strategies to navigate through these uncertain times.

Consolidated assets decreased $19,702,000, or 3%, during the year ended December 31, 2009 to $556,017,000. The decline was the result of decreased total borrowings of $41,597,000, or 46%, and a decrease in total shareholders' equity of $3,286,000, or 7%, partially offset by a 6%, or $25,682,000 increase in deposits. The decline in borrowings resulted from a combination of deposit growth and balance sheet de-leveraging. Shareholders' equity declined due to the net loss recorded for the year ended December 31, 2009 and the declaration of cash dividends plus the reduction in intrinsic value from expiration of the cash flow hedge.

The following table is a comparison of condensed balance sheet accounts and percentage to total assets at December 31, 2009, 2008 and 2007 (dollars in thousands):

	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
Assets:						
Cash and cash equivalents	$ 8,328	1.5 %	$ 12,771	2.2 %	$ 10,409	1.8 %
Investment securities	76,530	13.8	84,188	14.6	122,984	20.9
Federal Home Loan Bank Stock	4,781	0.9	4,781	0.8	3,303	0.6
Loans and leases, net	424,345	76.3	436,291	75.8	422,252	71.9
Bank premises and equipment	15,362	2.8	16,056	2.8	12,965	2.2
Life insurance cash surrender value	9,117	1.6	8,808	1.5	8,489	1.4
Other assets	17,554	3.1	12,824	2.3	7,011	1.2
Total assets	$ 556,017	100.0 %	$ 575,719	100.0 %	$ 587,413	100.0 %
Liabilities:						
Total deposits	$ 458,994	82.6 %	$ 433,312	75.3 %	$ 425,708	72.5 %
Short-term borrowings	16,533	3.0	38,130	6.6	39,656	6.7
Long-term debt	32,000	5.8	52,000	9.0	62,709	10.7
Other liabilities	2,815	0.4	3,316	0.6	4,149	0.7
Total liabilities	510,342	91.8	526,758	91.5	532,222	90.6
Shareholders' equity	45,675	8.2	48,961	8.5	55,191	9.4
Total liabilities and shareholders' equity	$ 556,017	100.0 %	$ 575,719	100.0 %	$ 587,413	100.0 %

A comparison of net changes in selected balance sheet categories as of December 31, are as follows:

	Assets	%	Earning assets*	%	Deposits	%	Short-term borrowings	%	Other borrowings	%
2009	$ (19,701,726)	(3)	$ (26,475,299)	(5)	$ 25,682,526	6	$ (21,596,597)	(57)	$ (20,000,000)	(38)
2008	(11,693,558)	(2)	(22,808,541)	(4)	7,603,571	2	(1,526,650)	(4)	(10,708,677)	(17)
2007	25,094,567	4	26,073,807	5	15,373,766	4	6,000,204	18	172,467	-
2006	18,257,290	3	21,202,050	4	30,835,955	8	4,883,153	17	(21,167,978)	(25)
2005	7,385,560	1	2,784,580	1	13,883,305	4	(21,761,049)	(43)	12,585,000	18

* Earning assets exclude: loans and securities placed on non-accrual status.

Deposits

The Bank is a community-based commercial financial institution, member FDIC, which offers a variety of deposit products with varying ranges of interest rates and terms. Deposit products include savings, clubs, interest-bearing checking (NOW), money market, non-interest bearing checking (DDAs) and certificates of deposit accounts. Certificates of deposit accounts, or CDs, are deposits with stated maturities which can range from seven days to ten years. The flow of deposits is significantly influenced by general economic conditions, changes in prevailing interest rates, pricing and competition. To determine deposit product interest rates, the Company considers local competition, spreads to earning-asset yields, liquidity position and rates charged for alternative sources of funding such as borrowings which include repurchase agreements. Though the Company tends to experience intense competition for deposits, more so during this prolonged low interest-rate environment, the interest rate setting strategy also includes consideration of the Company's balance sheet structure and cost effective strategies that are mindful of the current economic landscape.

The following table represents the components of total deposits as of December 31, 2009 and 2008 (dollars in thousands):

	2009		2008	
	Amount	Percent	Amount	Percent
Money market	$ 91,488	19.9 %	$ 96,738	22.3 %
NOW	62,031	13.5	50,124	11.6
Savings and clubs	86,335	18.8	41,326	9.5
Certificates of deposit	139,502	30.5	173,681	40.1
CDARS	8,748	1.9	-	-
Total interest-bearing	388,104	84.6	361,869	83.5
Non-interest bearing	70,890	15.4	71,443	16.5
Total deposits	$ 458,994	100.0 %	$ 433,312	100.0 %

During the first quarter of 2009, the Company began to use the Certificate of Deposit Account Registry Service (CDARS) reciprocal program to obtain FDIC insurance protection for customers who have large deposits that at times exceed the FDIC maximum amount of $250,000. In the CDARS program, deposits with varying terms and interest rates, originated in the Company's own markets, are exchanged for deposits of other financial institutions that are members in the CDARS network. By placing these deposits in other participating institutions, the deposits of our customers are fully insured by the FDIC. In return for deposits placed with network institutions, the Company receives from network institutions deposits that are approximately equal in amount and contain similar terms as those placed for our customers. Deposits the Company receives, or reciprocal deposits, from other institutions are considered brokered deposits by regulatory definitions. As of December 31, 2009, CDARS represented $8,748,000, or 2%, of total deposits.

Total deposits increased $25,682,000, or 6%, during 2009 to $458,994,000. The increase stems from growth in savings and clubs of $45,009,000 and NOW accounts of $11,907,000, partially offset by declines in CDs including CDARS of $25,431,000, net and money market accounts of $5,250,000. Generally, deposits are obtained from consumers and businesses within the communities that surround the Company's 11 branch offices and all deposits are insured by the FDIC up to the full extent permitted by law. In an effort to grow and retain core deposits, the Company introduced innovative options to its variety of deposit products. Most notably, in 2009 the Company created special savings account offerings tailored to the needs of both business and non-business customers. This creativity resulted in savings account balances that more than doubled by the end of 2009 compared to December 31, 2008. The Company's niche is developing, promoting and bringing creative deposit-related ideas to the market during times that are best suited for the customer and for the Company. This in conjunction with superior customer service contributed to the overall net increase in deposits.

Including CDARS, the maturity distribution of certificates of deposit at December 31, 2009 is as follows (dollars in thousands):

	Three months or less	Three to six months	Six to twelve months	Over twelve months	Total
CDs of $100,000 or more	$ 19,883	$ 5,197	$ 7,992	$ 21,867	$ 54,939
CDs of less than $100,000	17,817	8,157	17,980	40,609	84,563
CDARS	-	740	4,088	3,920	8,748
Total CDs	$ 37,700	$ 14,094	$ 30,060	$ 66,396	$ 148,250

Including CDARS, approximately 55% of the CDs are scheduled to mature within one year. Renewing CDs may re-price to lower or higher market rates depending on the direction of interest rate movements, the shape of the yield curve, competition, the rate profile of the maturing accounts and depositor preference for alternative products. To help reduce the negative impact of the unpredictable interest rate environment, management deployed strategies that diversified the deposit mix across the entire continuum of new and existing deposit products.

Short-term borrowings

In addition to deposits, other funding sources available to the Company are overnight funds purchased from the Federal Home Loan Bank of Pittsburgh (FHLB), fed funds purchased from correspondent banks and repurchase agreements with individuals, businesses and public entities. The Company uses overnight funding for asset growth, deposit run-off and short-term liquidity needs.

Repurchase agreements are non-insured interest-bearing liabilities that have a perfected security interest in qualified investments of the Company. The FDIC Depositor Protection Act of 2009 requires banks to provide a perfected security interest to the purchasers of uninsured repurchase agreements. Repurchase agreements are offered through a sweep product. A sweep account is designed to ensure that on a daily basis, an attached DDA is adequately funded and excess funds are transferred, or swept, into an interest-bearing overnight repurchase agreement account. Due to the constant flow of funds in to and out of the sweep product, their balances tend to be somewhat volatile, mimicking the likes of a DDA deposit account. Customer liquidity is the typical cause for variances in repurchase agreements, which during 2009 declined $3,665,000 from $11,412,000 at December 31, 2008 to $7,747,000 as of December 31, 2009.

Overnight borrowings and repurchase agreements are included with short-term borrowings on the consolidated balance sheets. For a further discussion on short-term borrowings, see Note 7, "Short-Term Borrowings", contained in the notes to consolidated financial statements in Part II, Item 8.

Long-term debt

Long-term debt consists of borrowings from the FHLB. The weighted-average rate in effect on funds borrowed at December 31, 2009 was 5.11% compared to 5.35% as of December 31, 2008. The 2009 weighted-average rate was 61 basis points below the tax-equivalent yield of 5.72% earned from the Company's portfolio of average interest-earning assets for the year ended December 31, 2009. Rates on the $32,000,000 balances of long-term advances are currently fixed but are structured to adjust quarterly should market interest rates increase beyond the issues' original or strike rates. Significant prepayment penalties are attached to the borrowings thereby creating a disincentive from paying off the higher cost advances. However, in the event underlying market rates drift above the rates currently paid on these borrowings, the fixed-rate would convert to a floating rate advance and at that time, the Company would have the option to repay or to renegotiate the converted advance rate. During the third quarter of 2009, $10,000,000 of convertible select advances with a weighted-average interest rate of 6.12%, scheduled to mature in 2010, were paid off. At the time of pay-off, the Company incurred $505,000 of prepayment interest costs that are included as a component of interest expense in the consolidated statement of income for the year ended December 31, 2009. This deleveraging allowed the Company access to higher available liquidity and to strengthen regulatory capital ratios. Due to the relatively high-costing nature of these advances, the strategy was immediately accretive to future earnings. As of December 31, 2009, the Company had the ability to borrow an additional $138,346,000 from the FHLB.

Investments

The Company's investment policy is designed to complement its lending activities, generate a favorable return without incurring undue interest rate and credit risk, manage interest rate sensitivity, provide monthly cash flow and manage liquidity at acceptable levels. In establishing investment strategies, the Company considers its business, growth or restructuring plans, the economic environment, the interest rate sensitivity position, the types of securities held, permissible purchases, credit quality, maturity and re-pricing terms, call or average-life intervals and investment concentrations. The policy prescribes permissible investment categories that meet the policy standards and management is responsible for structuring and executing the specific investment purchases within these policy parameters. Management buys and sells investment securities from time-to-time depending on market conditions, business trends, liquidity needs, capital levels and structuring strategies. Investment security purchases provide a way to quickly invest excess liquidity in order to generate additional earnings. The Company generally earns a positive interest spread by assuming interest rate risk and using deposits and/or borrowings to purchase securities with longer maturities.

At the time of purchase, management classifies investment securities into one of three categories: trading, available-for-sale (AFS) or held-to-maturity (HTM). To date, management has not purchased any securities for trading purposes. Most of the securities purchased are classified as AFS even though there is no immediate intent to sell them. The AFS designation affords management the flexibility to sell securities and position the balance sheet in response to capital levels, liquidity needs or changes in market conditions. Securities AFS are carried at their net fair values in the consolidated balance sheets with an adjustment to shareholders' equity, net of tax, presented under the caption "Accumulated other comprehensive income (loss)." As of December 31, 2009, AFS debt securities were recorded with an unrealized net loss of $14,038,000 while equity securities were recorded with an unrealized net gain of $107,000. Investment securities designated as HTM represent debt securities that the Company has the ability and intent to hold until maturity and are carried at amortized cost. As of December 31, 2009 and December 31, 2008, the aggregate fair value of securities HTM exceeded their respective aggregate amortized cost by $56,000 and $31,000, respectively.

As of December 31, 2009, the carrying value of investment securities totaled $76,530,000, or 14% of total assets, compared to $84,187,000, or 15% of total assets at December 31, 2008. At December 31, 2009, approximately 19% of the carrying value of the investment portfolio was comprised of U.S. Government Sponsored Enterprise residential mortgage-backed securities (MBS – GSE residential) that amortize and provide monthly cash flow. Agency Government Sponsored Enterprise (Agency – GSE) securities, municipal general obligations and corporate bonds comprised 43%, 30% and 7%, respectively, of the investment portfolio at December 31, 2009.

A comparison of total investment securities as of December 31 follows:

	2009		2008	
	Amount	**Percent**	**Amount**	**Percent**
Agency - GSE	$33,132,301	43.3 %	$ 43,507,359	51.7 %
MBS - GSE residential	14,456,037	18.9	12,438,721	14.8
State & municipal subdivisions	23,270,289	30.4	17,552,729	20.8
Pooled trust preferred securities	5,241,844	6.8	10,260,196	12.2
Equity securities - financial services	429,527	0.6	428,574	0.5
Total	$76,529,998	100.0 %	$ 84,187,579	100.0 %

The distribution of debt securities by stated maturity date at December 31, 2009 is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
Agency - GSE	$ -	$ -	$6,939,700	$26,192,601	$33,132,301
MBS - GSE residential	-	46,579	487,049	13,922,409	14,456,037
State & municipal subdivisions	-	-	592,410	22,677,879	23,270,289
Pooled trust preferred securities	-	-	-	5,241,844	5,241,844
Total debt securities	$ -	$ 46,579	$8,019,159	$68,034,733	$76,100,471

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2009 is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
Agency - GSE	- %	- %	3.32 %	5.02 %	4.67 %
MBS - GSE residential	-	6.00	6.04	4.76	4.81
State & municipal subdivisions	-	-	5.60	6.22	6.21
Pooled trust preferred securities	-	-	-	1.69	1.69
Total debt securities	- %	6.00 %	3.65 %	4.54 %	4.46 %

In the above table, the book yields on state & municipal subdivisions were adjusted to a tax-equivalent basis using the corporate federal tax rate of 34%. In addition, average yields on securities AFS are based on amortized cost and do not reflect unrealized gains or losses.

Uncertainty continues to prevail in the financial markets which has increased the volatility in fair value estimates for the securities in the Company's investment portfolio. Other than pooled trust preferred securities, fair values of the Company's investment securities have improved since year-end 2008. Management believes fair value changes are due mainly to the interest rate environment, instability in the capital markets, limited trading activity and illiquid conditions in the financial markets, not deterioration in the creditworthiness of the issuers. Nearly all of the securities in the portfolio have fixed rates or have predetermined scheduled rate changes, and many have call features that allow the issuer to call the security at par before its stated maturity without penalty. As of December 31, 2009, the debt securities with unrealized losses have depreciated 25.9% compared to 27.4% at December 31, 2008. The most significant component of the $14.0 million net unrealized loss in the AFS debt securities portfolio was $13.6 million from the Company's investments in corporate bonds consisting of collateralized debt obligation (CDO) securities that are backed by pooled trust preferred securities issued by banks, thrifts and insurance companies.

Quarterly, management performs a review of the investment portfolio to determine the cause of declines in the fair value of each security. The Company uses inputs provided by independent third parties to determine the fair value of its investment securities portfolio. Inputs provided by the third party are reviewed and corroborated by management. Evaluations of the causes of the unrealized losses are performed to determine whether impairment is temporary or other-than-temporary. Considerations such as the Company's intent and ability to hold the securities to maturity, recoverability of the invested amounts over the intended holding period, the length of time and the severity in pricing decline below cost, the interest rate environment, receipts of amounts contractually due and whether or not there is an active market for the security, for example, are applied, along with the financial condition of the issuer for management to make a realistic judgment of the probability that the Company will be unable to collect all amounts (principal and interest) due in determining whether a security is other-than-temporarily impaired. If a decline in value is deemed to be other-than-temporary, the amortized cost of the security is reduced by the credit impairment amount and a corresponding charge to earnings is recognized. If at the time of sale, call or maturity the proceeds exceed the security's amortized cost, the impairment charge may be fully or partially recovered.

The Company owns 13 tranches of pooled trust preferred securities (PreTSLs). The market for these securities and other issues of PreTSLs at December 31, 2009 was not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which PreTSLs trade, then by a significant decrease in the volume of trades relative to historical levels and the lack of a new-issue market since 2007. There are currently very few market participants who are willing and/or able to transact for these securities. Given the conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, management has made the following observations and has determined:

- The few observable transactions and market quotations that were available were not reliable for purposes of determining fair value at December 31, 2009,
- An income valuation approach (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs are equally or more representative of fair value than the market approach valuation technique, and
- The PreTSLs securities are classified within "Level 3" (as defined in current accounting guidance and explained in Note 12, "Fair Value of Financial Instruments and Derivatives" of the consolidated financial statements) of the fair value hierarchy because significant adjustments are required to determine fair value at the measurement date. The valuations of the Company's PreTSLs were prepared by an independent third party and corroborated by management. The approach to determine fair value involved the following:
    - Data about the issue structure as defined in the indenture and the underlying collateral were collected,
    - The credit quality of the collateral is estimated using issuer-specific probability of default values,
    - The default probabilities also considered the potential for 50% correlation among issuers within the same industry (e.g. banks with other banks) and 30% correlation between industries (e.g. banks vs. insurance),
    - The loss given default, or amount of cash lost to the investor when a debt asset defaults, was assumed to be 100% (no recovery) based upon Moody's research. This replicates the historically high default loss levels on trust preferred instruments,
    - The cash flows were forecast for the underlying collateral and applied to each tranche to determine the resulting distribution among the securities. This ascertains which investors are paid and which investors incur losses. Thus, these cash flow projections capture the credit risk,
    - The expected cash flows utilize no prepayments and were discounted utilizing three-month LIBOR as the risk-free rate for the base case and then added a 300bp liquidity premium as the discount rate to calculate the present value of the security,
    - The effective discount rates on an overall basis range from 9.84% to 341.92% and are highly dependent upon the credit quality of the collateral, the relative position of the tranche within the capital structure of the security and the prepayment assumptions, and
    - The calculations were modeled in several thousand scenarios using a Monte Carlo engine to establish a distribution of intrinsic values and the average was used for valuation purposes.

Based on the technique described, the Company determined that as of December 31, 2009, the fair value of five PreTSL securities: VII, IX, XV, XVI and XXV had declined $8,014,000 in total below their amortized cost basis and since the present value of the security's expected cash flows were insufficient to recover the entire amortized cost basis, the securities are deemed to have experienced credit related other-than-temporary impairment in the amount of $3,300,000 which was charged to current earnings as a component of other income in the consolidated statement of income for the year ended December 31, 2009. This compares to $436,000 of impairment charges recorded for the year ended December 31, 2008. There were no other-than-temporary impairment charges recorded in 2007. The Company closely monitors the pooled trust preferred securities market and performs collateral sufficiency and cash flow analyses on a quarterly basis. Future analyses could yield results that may indicate further impairment has occurred and would therefore require additional write-downs and corresponding other-than-temporary charges to current earnings.

Federal Home Loan Bank Stock

Investment in FHLB stock is required for membership in the organization and is carried at cost since there is no market value available. The amount the Company is required to invest is dependent upon the relative size of outstanding borrowings the Company has with the FHLB. Excess stock is typically repurchased from the Company at par if the level of borrowings declines to a predetermined level. In addition, the Company normally earns a return or dividend on the amount invested. In order to preserve its capital level, in December 2008 the FHLB announced that it had suspended the payment of dividends and excess capital stock repurchasing. That decision was based on the FHLB's analysis and consideration of certain negative market trends and the impact those trends will have on their financial condition. Based on the financial results of the FHLB for the year-ended December 31, 2009 and 2008, management believes that the suspension of both the dividend payments and excess capital stock repurchase is temporary in nature. Management further believes that the FHLB will continue to be a primary source of wholesale liquidity for both short- and long-term funding and has concluded that its investment in FHLB stock is not other-than-temporarily impaired. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require the Company to recognize an impairment charge with respect to such holdings. The Company will continue to monitor the financial condition of the FHLB and assess its future ability to resume normal dividend payments and stock redemption activities.

Loans and leases

The Company originates commercial and industrial (commercial) and commercial real estate (CRE) loans, residential mortgages, consumer, home equity and construction loans. The relative volume of originations is dependent upon customer demand, current interest rates and the perception and duration of future interest levels. As part of the overall strategy to serve the business community in which it operates, the Company is focused on developing and implementing products and services to the broad spectrum of businesses that operate in our marketplace. The Company's goals center on building relationships by providing credit and non-credit products and services, continuing to diversify its loan portfolio and utilizing participations to reduce risk in larger credit transactions. Especially in today's economy, the Company, in providing credit to existing and new customers, has implemented policies and procedures to reduce the associated risk. The risks associated with interest rates are being managed by utilizing floating versus long-term fixed rates and exploring programs where we can match our cost of funds.

Gross loans and leases decreased $10,255,000, or 2%, from $440,953,000 at December 31, 2008, to $430,698,000 at December 31, 2009. Gross loans represented 77% of total assets at December 31, 2009 and December 31, 2008, respectively.

In 2009, the Company originated $32,686,000 of commercial and CRE loans, $13,809,000 of residential mortgage loans and $20,602,000 of consumer loans. This compares to $47,864,000, $23,111,000 and $21,354,000, respectively, in 2008. Included in mortgage loans is $8,307,000 of real estate construction lines in 2009 and $9,476,000 in 2008. In addition for 2009, the Company originated lines of credit in the amounts of $35,296,000 for commercial borrowers and $13,260,000 in home equity and other consumer lines of credit.

The Company's origination, for portfolio, activity declined 27% in 2009 compared to 2008. Because of the low interest rate environment, borrowers' sentiment was to procure and refinance to low, fixed-rate mortgage loans; an activity that dominated housing lending throughout 2009. To manage interest rate risk, the Company sells these loans into the secondary market rather than for portfolio retention. The decline in the commercial and CRE originations was due to weak economic conditions and the related strict underwriting practices that the Company employs to help ensure against possible future losses.

Commercial and commercial real estate loans:

For 2009 the Company further implemented the concept of reinforcing and building relationships. Commercial lenders have become relationship managers and have the knowledge to deal with loans, deposits and referrals to other areas of the bank such as trust and asset management. The commercial and CRE loan portfolio increased to $263,514,000 from $245,480,000, or 7%, during 2009. Deposits associated with lending, whether they are retail or commercial, have benefited from the emphasis on relationships and not just loans.

Residential real estate loans:

Residential real estate loans declined $27,509,000, or 28%, to $71,001,000 in 2009. During the first quarter of 2009, the Company transferred $10,838,000 of residential mortgage loans to the AFS portfolio, which were simultaneously sold. From time-to-time, management will evaluate the composition of the residential loan portfolio and based upon liquidity needs, interest rate risk and other considerations may transfer loans to the AFS portfolio, at the lower of cost or market value. The balance of the residential real estate mortgage decline is mostly from net pay-downs during 2009 as borrowers' desire, during this low-rate environment, is to re-finance their existing mortgage and home equity debt into new lower rate mortgage loans. Operating in a lower interest rate environment throughout 2009 that continues into 2010, the Company expects continued prepayment and refinance activity from its mortgage banking services, albeit on a much smaller scale.

Consumer loans:

Despite reduced origination, compared to December 31, 2008, the consumer loan portfolio remained relatively unchanged as of December 31, 2009. The Company's success in the development and implementation of promotional campaigns for prime-based home equity lines of credit, which customers find to be attractive in low interest rate environments, resulted in more lines. more line usage and lower installment balances. This in addition to a new relationship with an automobile dealership during the latter part of 2008 helped stabilize the size of the consumer loan portfolio.

Real estate construction loans:

Real estate construction loans decreased $1,302,000, or 11%, at December 31, 2009 compared to December 31, 2008. These loans fund residential and commercial construction projects and then convert to a residential mortgage or to a commercial real estate loan usually within one year from the origination date. Generally, the converted loans will bear similar terms as the terms during the construction period.

Direct financing leases:

The balance represents tax-free leasing arrangements provided to municipal customers. The Company has not originated new direct finance leasing and for the past several years, the activity represented scheduled run-off.

A comparison of domestic loans at December 31, for the five previous periods is as follows:

	2009	2008	2007	2006	2005
Real estate:					
Commercial	$ 186,726,196	$ 164,772,236	$ 143,596,397	$ 158,446,052	$ 158,566,841
Residential	71,001,298	98,510,562	116,978,378	112,742,692	103,920,613
Construction	10,125,354	11,426,978	10,703,249	13,369,712	14,198,858
Commercial and industrial	76,787,809	80,707,756	72,461,485	59,767,164	57,721,756
Consumer	85,689,831	85,091,205	81,998,093	77,729,520	74,070,328
Direct financing leases	367,169	443,957	511,178	588,211	650,348
Gross loans	430,697,657	440,952,694	426,248,780	422,643,351	409,128,744
Less:					
Allowance for loan losses	7,573,603	4,745,234	4,824,401	5,444,303	5,984,649
Net loans	$ 423,124,054	$ 436,207,460	$ 421,424,379	$ 417,199,048	$ 403,144,095
Loans available-for-sale	$ 1,221,365	$ 84,000	$ 827,250	$ 122,000	$ 428,584

A comparison of gross loans by percent at year-end for the five previous periods is as follows:

	2009	2008	2007	2006	2005
Real estate:					
Commercial	43.3 %	37.4 %	33.7 %	37.5 %	38.8 %
Residential	16.5	22.3	27.5	26.7	25.4
Construction	2.4	2.6	2.5	3.2	3.5
Commercial and industrial	17.8	18.3	17.0	14.1	14.1
Consumer	19.9	19.3	19.2	18.4	18.1
Direct financing leases	0.1	0.1	0.1	0.1	0.1
Gross loans	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

The following table sets forth the maturity distribution of select components of the loan portfolio at December 31, 2009. Excluded from the table are residential real estate loans, consumer loans and direct financing leases (dollars in thousands):

	One year or less	One to five years	More than five years	Total
Commercial and CRE	$ 27,130	$ 50,854	$ 185,530	$ 263,514
Real estate construction	10,125	-	-	10,125
Total	$ 37,255	$ 50,854	$ 185,530	$ 273,639

Real estate construction loans are included in the one-year or less category since, by their nature, these loans are converted into residential and CRE loans within one year from the date the real estate construction loan was consummated. Upon conversion, the residential and CRE loans would normally mature after five years.

The following table sets forth the greater than one year sensitivity changes in interest rates for performing commercial and CRE loans at December 31, 2009 (dollars in thousands):

	One to five years	More than five years	Total
Fixed interest rate	$ 33,564	$ 37,822	$ 71,386
Variable interest rate	81,718	53,186	134,904
Total	$ 115,282	$ 91,008	$ 206,290

Non-refundable fees or costs associated with all loan originations are deferred. Using the principal reduction method, the deferral is released as charges or credits to loan interest income over the life of the loan.

There are no concentrations of loans to a number of borrowers engaged in similar activities exceeding 10% of total loans that are not otherwise disclosed as a category in the tables above. There are no concentrations of loans that, if resulted in a loss, would have a material adverse effect on the business of the Company. The Company's loan portfolio does not have a material concentration within a single industry or group of related industries that is vulnerable to the risk of a near-term severe negative business impact.

Loans available-for-sale

Upon origination, certain residential mortgages are classified as AFS. In the event market rates increase, fixed-rate loans and adjustable-rate loans not immediately scheduled to re-price would no longer produce yields consistent with the current market. In a declining interest rate environment, the Company would be exposed to prepayment risk and, as rates on adjustable-rate loans decrease, interest income would be negatively affected. Consideration is given to the Company's current liquidity position and projected future liquidity needs. To better manage interest rate and prepayment risk, loans meeting these conditions may be classified as AFS. The carrying value of loans AFS is at the lower of cost or estimated fair value. If the fair values of loans AFS fall below their original cost, the difference is written down and charged to current earnings. Any subsequent appreciation in the portfolio is credited to current earnings but only to the extent of previous write-downs.

Loans AFS as of December 31, 2009 were $1,221,000 with a corresponding fair value of $1,233,000 compared to $84,000 and $85,000, respectively, at December 31, 2008. During 2009, the Company originated $87,896,000 of residential mortgages AFS, compared to $14,754,000 in 2008. The higher volume in 2009 was a function of the low interest rate environment which spawned refinance activity of existing home debt. During 2009, residential mortgage loans with principal balances of $98,213,000 were sold into the secondary market and recognized net gains of approximately $1,060,000, compared to $46,969,000 and $261,000, respectively during 2008. Included in the 2009 sale was $10,838,000 of residential mortgage loans transferred from the loan and lease portfolio during the first quarter of 2009 compared to $28,103,000 in the early part of 2008. The Company does not expect residential mortgage loan origination activity to continue at the 2009 pace.

The Company retains mortgage servicing rights (MSRs) on loans sold into the secondary market. MSRs are retained so that the Company can continue the personal relationships it has established with its customers. At December 31, 2009 and 2008, the servicing portfolio balance of sold residential mortgage loans was $157,516,000 and $95,856,000, respectively.

Allowance for loan losses

Management continually evaluates the credit quality of the Company's loan portfolio and performs a formal review of the adequacy of the allowance for loan losses (the allowance) on a quarterly basis. The allowance reflects management's best estimate of the amount of credit losses in the loan portfolio. Management's judgment is based on the evaluation of individual loans, past experience, the assessment of current economic conditions and other relevant factors including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates may be susceptible to significant change. The provision for loan losses represents the amount necessary to maintain an appropriate allowance. Loan losses are charged directly against the allowance when loans are deemed to be uncollectible. Recoveries from previously charged-off loans are added to the allowance when received.

Management applies two primary components during the loan review process to determine proper allowance levels. The two components are a specific loan loss allocation for loans that are deemed impaired and a general loan loss allocation for those loans not specifically allocated. The methodology to analyze the adequacy of the allowance for loan losses is as follows:

- identification of specific impaired loans by loan category;
- specific loans that could have potential loss;
- calculation of specific allowances where required for the impaired loans based on collateral and other objective and quantifiable evidence;
- determination of homogenous pools by loan category and eliminating the impaired loans;
- application of historical loss percentages (three-year average) to pools to determine the allowance allocation; and
- application of qualitative factor adjustment percentages to historical losses for trends or changes in the loan portfolio. Qualitative factor adjustments include:
    - levels of and trends in delinquencies and non-accrual loans;
    - levels of and trends in charge-offs and recoveries;
    - trends in volume and terms of loans;
    - changes in risk selection and underwriting standards;
    - changes in lending policies, procedures and practices;
    - experience, ability and depth of lending management;
    - national and local economic trends and conditions; and
    - changes in credit concentrations.

Allocation of the allowance for different categories of loans is based on the methodology as explained above. A key element of the methodology to determine the allowance is the Company's credit risk evaluation process, which includes credit risk grading of individual commercial loans. Commercial loans are assigned credit risk grades based on the Company's assessment of conditions that affect the borrower's ability to meet its contractual obligations under the loan agreement. That process includes reviewing borrowers' current financial information, historical payment experience, credit documentation, public information and other information specific to each individual borrower. Upon review, the commercial loan credit risk grade is revised or reaffirmed as the case may be. The credit risk grades may be changed at any time management feels an upgrade or downgrade may be warranted. The credit risk grades for the commercial loan portfolio are taken into account in the reserve methodology and loss factors are applied based upon the credit risk grades. The loss factors applied are based upon the Company's historical experience as well as what we believe to be best practices and common industry standards. Historical experience reveals there is a direct correlation between the credit risk grades and loan charge-offs. The changes in allocations in the commercial loan portfolio from period to period are based upon the credit risk grading system and from periodic reviews of the loan and lease portfolios.

Each quarter, management performs an assessment of the allowance and the provision for loan losses. The Company's Special Assets Committee meets quarterly and the applicable lenders discuss each relationship under review and reach a consensus on the appropriate estimated loss amount based on current accounting guidelines. The Special Assets Committee's focus is on ensuring the pertinent facts are considered and the reserve amounts pursuant to the accounting principles are reasonable. The assessment process includes the review of all loans on a non-accruing basis as well as a review of certain loans to which the lenders or the Company's Credit Administration function have assigned a criticized or classified risk rating.

Total charge-offs net of recoveries for the twelve months ending December 31, 2009, were $2,221,000, compared to $1,019,000 in the twelve months of 2008. The higher level of charge-offs recorded in the year primarily resulted from the write-down of impaired loans to current fair value. Commercial real estate loan net charge-offs of $842,000 were recorded during the twelve months ending December 31, 2009 versus $547,000 at December 31, 2008. Commercial and industrial loan net charge-offs were $948,000 for the twelve months ending December 31, 2009 compared to net charge-offs of $107,000 in the same period of 2008. Residential real estate loan net charge-offs totaled $9,000 for the twelve months ending December 31, 2009 compared to $45,000 in the like period of 2008. Consumer loan net charge-offs of $422,000 were recorded during the twelve months ending December 31, 2009 versus $320,000 at December 31, 2008. For a discussion on the provision for loan losses, see the "Provision for loan losses," located in the results of operations section of management's discussion and analysis contained herein.

The allowance for loan losses was $7,574,000 at December 31, 2009, an increase of $2,829,000 from December 31, 2008. The increase in the allowance was primarily driven by a migration of commercial loan credit risk ratings from pass to classified status, higher loan charge-offs, and a generally weaker economic outlook.

Management believes that the current balance in the allowance for loan losses of $7,574,000 is sufficient to withstand the identified potential credit quality issues that may arise and others unidentified but inherent to the portfolio. Potential problem loans are those where there is known information that leads management to believe repayment of principal and/or interest is in jeopardy and the loans are currently neither on non-accrual status nor past due 90 days or more. Given continuing pressure on property values and the generally uncertain economic backdrop, there could be additional instances which become identified in future periods that may require additional charge-offs and/or increases to the allowance. At December 31, 2009 the ratio of the allowance for loans losses was increased to 1.75% of loans compared to 1.08% at December 31, 2008. The 30-89 day past due loans at December 31, 2009 were $5,173,000 compared to $1,858,000 at December 31, 2008. The increase in the 30-89 day past due loans can be attributed to a general decline in economic conditions, along with rising unemployment and diminishing real estate values, each having an impact on borrowers' ability to make their payments in a timely fashion.

The following table sets forth the activity in the allowance for loan losses and certain key ratios for the periods indicated (dollars in thousands):

	2009	2008	2007	2006	2005
Balance at beginning of period	$ 4,745	$ 4,824	$ 5,444	$ 5,985	$ 5,988
Charge-offs:					
Real estate:					
Commercial	844	565	-	31	463
Residential	9	45	90	109	21
Commercial and industrial	983	168	376	630	614
Consumer	433	351	256	285	288
Lease financing	-	-	-	-	8
Total	2,269	1,129	722	1,055	1,394
Recoveries:					
Real estate:					
Commercial	2	18	2	27	275
Residential	-	-	125	1	11
Commercial and industrial	35	61	16	37	120
Consumer	11	31	19	124	155
Total	48	110	162	189	561
Net charge-offs	2,221	1,019	560	866	833
Provision (credit) for loan losses	5,050	940	(60)	325	830
Balance at end of period	$ 7,574	$ 4,745	$ 4,824	$ 5,444	$ 5,985
Net charge-offs to average net loans outstanding	0.51 %	0.24 %	0.13 %	0.21 %	0.22 %
Allowance for loan losses to net charge-offs	3.41 x	4.66 x	8.62 x	6.29 x	7.18 x
Allowance for loan losses to total loans	1.75 %	1.08 %	1.13 %	1.29 %	1.46 %
Loans 30 - 89 days past due and accruing	$ 5,173	$ 1,858	$ 4,698	$ 2,571	$ 1,609
Loans 90 days or more past due and accruing	$ 555	$ 604	$ 26	$ 81	$ 197
Non-accruing loans	$ 12,329	$ 3,493	$ 3,811	$ 3,358	$ 9,453
Allowance for loan losses to loans 90 days or more past due and accruing	13.65 x	7.85 x	189.41 x	67.54 x	30.39 x
Allowance for loan losses to non-accruing loans	0.61 x	1.36 x	1.27 x	1.62 x	0.63 x
Allowance for loan losses to non-performing loans	0.59 x	1.16 x	1.26 x	1.58 x	0.62 x
Average net loans	$ 432,642	$ 416,438	$ 419,586	$ 412,523	$ 385,800

The allowance for loan losses can generally absorb losses throughout the loan and lease portfolios. However, in some instances an allocation is made for specific loans or groups of loans. Allocation of the allowance for loan losses for different categories of loans is based on the methodology used by the Company, as previously explained. The changes in the allocations from year-to-year are based upon year-end reviews of the loan and lease portfolios.

Allocation of the allowance among major categories of loans for the past five years is summarized in the following table. This table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions, or that the allocation indicates future charge-off trends. The portion of the allowance designated as unallocated is within the Company's policy guidelines.

Category	2009	%	2008	%	2007	%	2006	%	2005	%
Real estate:										
Commercial	$ 4,045,046	53.3 %	$ 1,930,511	40.7 %	$ 1,989,267	41.2 %	$ 2,586,967	47.5 %	$ 2,969,168	49.6 %
Residential	880,401	11.6	710,981	15.0	636,899	13.2	578,117	10.6	595,092	9.9
Construction	72,105	1.0	67,141	1.4	52,634	1.1	59,617	1.1	59,953	1.0
Commercial and industrial	1,639,872	21.7	929,548	19.6	990,105	20.5	962,903	17.7	1,066,782	17.8
Consumer	840,660	11.1	973,356	20.5	960,505	19.9	1,157,091	21.2	1,180,175	19.7
Direct financing leases	-	-	6,837	0.1	9,355	0.2	14,058	0.3	14,828	0.3
Unallocated	95,519	1.3	126,860	2.7	185,636	3.9	85,550	1.6	98,651	1.7
Total	$ 7,573,603	100.0 %	$ 4,745,234	100.0 %	$ 4,824,401	100.0 %	$ 5,444,303	100.0 %	$ 5,984,649	100.0 %

The allocation of the allowance for the commercial loan portfolio which is comprised of commercial real estate loans and commercial and industrial loans, accounted for approximately 75%, or $5,685,000 of the total allowance for loan losses at December 31, 2009. Collateral values were prudently calculated to provide a conservative and realistic value supporting these loans. The allocations to the other categories of loans are adequate compared to the actual three-year historical net charge-offs. Approximately $793,000, or 11%, of the allowance is specifically allocated to individual impaired loans.

Non-performing assets

The Company defines non-performing assets as accruing loans past due 90 days or more, non-accrual loans, troubled debt restructured loans (TDRs), other real estate owned (ORE), repossessed assets and non-accrual investment securities. As of December 31, 2009, non-performing assets represented 2.58% of total assets compared to 0.96% at December 31, 2008.

The following table sets forth non-performing assets at December 31 (dollars in thousands):

	2009	2008	2007	2006	2005
Net loans, including loans available-for-sale	$ 424,345	$ 436,291	$ 422,252	$ 417,321	$ 403,573
Loans past due 90 days or more and accruing	$ 555	$ 604	$ 26	$ 81	$ 197
Non-accrual loans	12,329	3,493	3,811	3,358	9,453
Total non-performing loans	12,884	4,097	3,837	3,439	9,650
Restructured loans	-	-	-	-	-
Other real estate owned	887	1,451	107	197	-
Non-accrual securities	583	-	-	-	-
Repossessed assets	-	-	-	-	19
Total non-performing assets	$ 14,354	$ 5,548	$ 3,944	$ 3,636	$ 9,669
Non-accrual loans to net loans	2.91%	0.80%	0.90%	0.80%	2.34%
Non-performing loans to net loans	3.04%	0.94%	0.91%	0.82%	2.39%
Non-performing assets to total assets	2.58%	0.96%	0.67%	0.65%	1.78%

The composition of non-performing loans as of December 31, 2009 is as follows (dollars in thousands):

	Gross loan balances	Past due 90 days or more and still accruing	Non-accrual loans	Total non-performing loans	% of gross loans
Real estate:					
Commercial	$ 186,726	$ 103	$ 7,382	$ 7,485	4.01%
Residential	71,001	387	3,865	4,253	5.99%
Construction	10,125	-	-	-	-
Commercial and industrial	76,788	12	726	738	0.96%
Consumer	85,690	52	355	408	0.48%
Direct financing leases	367	-	-	-	-
Total	$ 430,698	$ 555	$ 12,329	$ 12,884	2.99%

In the review of loans for both delinquency and collateral sufficiency, management concluded that there were a number of loans that lacked the ability to repay in accordance with contractual terms. The decision to place loans or leases on a non-accrual status is made on an individual basis after considering factors pertaining to each specific loan. The commercial loans are placed on non-accrual status when management has determined that payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to principal and interest, unless well-secured and in the process of collection. Consumer loans secured by real estate and residential mortgage loans are placed on non-accrual status at 120 days past due as to principal and interest, and, unsecured consumer loans are charged-off when the loan is 90 days or more past due as to principal and interest. Securities are placed on non-accrual status when principal has been impaired and the receipt of cash interest has ceased. Uncollected accrued interest is reversed and charged against interest income when loans and securities are placed on non-accrual status.

The majority of the increase non-performing assets for the period is attributed to non-accruing commercial business loans, non-accruing real estate loans in the process of foreclosure and non-accruing investment securities. During the period $583,000 of corporate bonds consisting of pooled trust preferred securities were moved to non-accrual status. There were no non-accrual securities prior to 2009. For a further discussion the Company's securities portfolio, see Note 3, "Investment Securities", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8, and the section entitled, "Investments", contained within management's discussion and analysis. Most of the non-accruing loans are collateralized, thereby mitigating the Company's potential for loss. In 2008, non-performing loans were $4,097,000 and $12,884,000 at year-end 2009. The increase occurred mainly in the commercial loan portfolio as several local borrowers were unable to meet their contractual repayment obligations as a result of the weakened economic conditions. Action plans for the resolution of each of the Company's non-performing loans have been developed, monitored and are periodically updated as needed. There were no repossessed assets at December 31, 2009 or 2008. ORE at December 31, 2009 consisted of three properties which are listed for sale with realtors. ORE at year-end 2008, consisted of four properties. The non-accrual loans aggregated $12,329,000 at December 31, 2009 and were $3,493,000 at December 31, 2008. During 2009, approximately $12,492,000 of loans were placed in non-accrual status. These were partially offset by reductions or payoffs of $1,131,000, charge-offs of $1,979,000, $469,000 of transfers to ORE and $77,000 of loans that returned to performing status. Loans past due 90 days or more and accruing totaled $555,000 at December 31, 2009 compared to $604,000, at December 31, 2008. The percentage of non-performing assets to total assets was 2.58% at December 31, 2009, an increase from 0.96% at December 31, 2008, primarily due to the transfer of loans and investments to non-performing status. Non-performing loans to net loans were 3.04% at December 31, 2009, and 0.94% at December 31, 2008.

Repossessed assets consist of previously financed vehicles held-for-sale. Subsequent to the loan or lease maturity, the borrower or lessee defaulted on their contract and the Company repossessed the unit. Repossessed assets are sold through either a private or public sale and any deficiency balance from the sale of the asset is charged to the allowance for loan losses. There were no repossessed assets or troubled debt restructured loans at December 31, 2009 or December 31, 2008.

Payments received on non-accrual loans are recognized on a cash basis. Payments are first applied against the outstanding principal balance, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of interest income. During 2009, the Company collected approximately $31,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2009 had been performing in accordance with their original terms, the Company would have recognized interest income with respect to such loans of $365,000 for the year ended December 31, 2009.

Bank premises and equipment, net

Net of accumulated depreciation and disposals, premises and equipment decreased $695,000. The Company purchased premises and equipment or transferred assets from construction in process, a component of other assets in the consolidated balance sheet, of approximately $908,000 in total during 2009 compared to $4,489,000 in 2008. The 2008 amount includes construction and completion of the Company's West Scranton branch expansion project. There were no expansion projects in 2009.

Foreclosed assets held-for-sale

Other Real Estate Owned

ORE was $887,000 at December 31, 2009 consisting of three properties, all of which were listed for sale with realtors. At December 31, 2008 ORE consisted of four properties at an aggregate value of $1,451,000.

Cash surrender value of bank owned life insurance

The Company maintains bank owned life insurance (BOLI) for a chosen group of employees, namely its officers, where the Company is the owner and sole beneficiary of the policies. BOLI is classified as a non-interest earning asset. Increases in the cash surrender value are recorded as components of non-interest income. The BOLI is profitable from the appreciation of the cash surrender values of the pool of insurance and its tax-free advantage to the Company. This profitability is used to offset a portion of current and future employee benefit costs. The BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Other assets

Other assets increased 61% to $14,416,000 as of December 31, 2009 from $8,930,000 at December 31, 2008. The increase was caused predominately by the recent federal mandate that banks pre-fund their three-year estimated FDIC insurance premium. The prepaid FDIC insurance premium will be released as a charge to earnings over the next three years. Contributing to the increase in other assets was additional deferred tax assets from current year impairment losses in the securities AFS portfolio. Partially offsetting these increases was a reduction in the carrying amount of the Company's derivative contract which expired in the fourth quarter of 2009. For a further discussion on the Company's derivative contract, see Note 12, "Fair Value of Financial Instruments and Derivatives" of the consolidated financial statements, in Part II, Item 8.

Results of Operations

Earnings Summary

The Company's results of operations depend primarily on net interest income. Net interest income is the difference between interest income and interest expense. Interest income is generated from yields on interest-earning assets, which consist principally of loans and investment securities. Interest expense is incurred from rates paid on interest-bearing liabilities, which consist of deposits and borrowings. Net interest income is determined by the Company's interest rate spread (the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The interest rate spread is significantly impacted by: changes in interest rates and market yield curves and their related impact on cash flows; the composition and characteristics of interest-earning assets and interest-bearing liabilities; differences in the maturity and re-pricing characteristics of assets compared to the maturity and re-pricing characteristics of the liabilities that fund them and by the competition in our marketplace.

The Company's profitability is also affected by the level of non-interest income and expenses, provision for loan losses and provision for income taxes. Non-interest income consists mostly of service charges on the Bank's deposit and loan products, trust and asset management service fees, increases in the cash surrender value of the bank owned life insurance, net gains or losses from the sales of loans, securities and foreclosed properties held-for-sale, write-down to market value of foreclosed properties held-for-sale and from credit related other-than-temporary impairment charges from investment securities. Non-interest expense consists of compensation and related employee benefit expenses, occupancy, equipment, data processing, advertising, marketing, professional fees, insurance and other operating overhead.

The Company's profitability is significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. The Company's loan portfolio is comprised principally of commercial and commercial real estate loans. The properties underlying the Company's mortgages are concentrated in Northeastern Pennsylvania. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas where the properties are located as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of adequate cash flow and revenue generation from income-producing commercial properties.

Overview

For the year ended 2009, the Company incurred a net loss of $1,400,000, or $0.67 per diluted share, compared to net income of $3,636,000, or $1.76 per share, for the year ended December 31, 2008. For the year ended December 31, 2009, the Company's return on average assets (ROA) and return on average shareholders' equity (ROE) were -0.25% and -2.91% compared to 0.62% and 6.81%, respectively, for the year ended December 31, 2008. The current year included a non-operating, non-cash, after-tax charge of $2,178,000 related to other-than-temporary impairment in the Company's security AFS portfolio compared to $288,000 for the year ended December 31, 2008. In addition, during 2009, the Company recorded a provision for loan losses in the amount of $5,050,000 compared to $940,000 in 2008. The provision for loan losses in 2009 was recorded to reinforce and fund the allowance for loan losses for heightened credit risks from a weakened economy and declining real estate values as well as an increase in the commercial real estate loan portfolio. Further contributing to the lower net income was lower net interest income of $165,000 and $1,030,000, or 6%, of higher non-interest expenses. During 2009, the Company paid off long-term debt and incurred $505,000 of prepayment interest costs which are included as a component of interest expense in the consolidated income statement for the year ended December 31, 2009. Higher FDIC insurance premiums contributed to the increase in non-interest expense in 2009 compared to 2008. The decline in ROA and ROE was caused by the decrease in net income.

Net interest income

The following table sets forth a comparison of average balances of assets and liabilities and their related net tax equivalent yields and rates for 2009, 2008 and 2007 (dollars in thousands):

	2009			2008			2007		
Assets	**Average balance**	**Interest**	**Yield / rate**	**Average balance**	**Interest**	**Yield / rate**	**Average balance**	**Interest**	**Yield / rate**
Interest earning assets									
Interest-bearing deposits	$ 562	$ 1	0.10 %	$ 233	$ 3	1.36 %	$ 184	$ 9	4.81 %
Investments:									
Agency - GSE	36,842	1,769	4.80	49,034	2,576	5.25	34,682	1,724	4.97
MBS - GSE residential	11,072	618	5.58	35,294	1,833	5.19	51,781	2,540	4.91
State and municipal	24,278	1,610	6.63	15,813	1,014	6.41	12,267	780	6.36
Other	25,988	475	1.83	25,967	1,252	4.82	17,487	1,175	6.72
Total investments	98,180	4,472	4.56	126,108	6,675	5.29	116,217	6,219	5.35
Loans:									
Commercial and CRE	261,842	15,829	6.05	231,721	15,869	6.85	220,968	16,458	7.45
Consumer	65,916	4,559	6.92	71,089	4,872	6.85	68,395	4,625	6.76
Residential real estate	104,481	5,787	5.54	117,547	6,985	5.94	134,869	8,360	6.20
Direct financing leases	403	25	6.12	477	29	6.15	549	34	6.16
Total loans	432,642	26,200	6.06	420,834	27,755	6.60	424,781	29,477	6.94
Federal funds sold	4,603	11	0.25	3,342	91	2.73	1,948	103	5.28
Total interest-earning assets	535,987	30,684	5.72 %	550,517	34,524	6.27 %	543,130	35,808	6.59 %
Non-interest earning assets	29,289			33,301			32,328		
Total Assets	$ 565,276			$ 583,818			$ 575,458		
Liabilities and shareholders' equity									
Interest-bearing liabilities									
Deposits:									
Savings	$ 53,690	$ 404	0.75 %	$ 38,425	$ 331	0.86 %	$ 41,055	$ 511	1.24 %
NOW	62,090	197	0.32	59,130	616	1.04	67,489	1,837	2.72
MMDA	106,115	1,624	1.53	93,465	2,460	2.63	84,000	3,658	4.35
CDs < $100,000	101,286	3,217	3.18	98,410	4,052	4.12	94,420	4,173	4.42
CDs > $100,000	63,436	2,435	3.84	80,389	3,638	4.53	66,998	3,168	4.73
Clubs	1,687	19	1.14	1,764	21	1.19	1,908	23	1.21
Total interest-bearing deposits	388,304	7,896	2.03	371,583	11,118	2.99	355,870	13,370	3.76
Repurchase agreements	8,743	28	0.32	12,074	103	0.85	19,580	465	2.38
Borrowed funds	45,979	2,873	6.25	74,530	3,463	4.65	71,573	3,825	5.34
Total interest-bearing liabilities	443,026	10,797	2.44 %	458,187	14,684	3.20 %	447,023	17,660	3.95 %
Non-interest bearing deposits	70,285			67,717			70,606		
Non-interest bearing liabilities	3,828			4,503			4,499		
Total liabilities	517,139			530,407			522,128		
Shareholders' equity	48,137			53,411			53,330		
Total liabilities and shareholders' equity	$ 565,276			$ 583,818			$ 575,458		
Net interest income		$ 19,887			$ 19,840			$ 18,148	
Net interest spread			3.28 %			3.07 %			2.64 %
Net interest margin			3.71 %			3.60 %			3.34 %

In the preceding table, interest income was adjusted to a tax-equivalent basis, using the corporate federal tax rate of 34%, to recognize the income from tax-exempt interest-earning assets as if the interest was taxable. This treatment allows a uniform comparison between yields on interest-earning assets. Loans include loans AFS and non-accrual loans but exclude the allowance for loan losses. Securities include non-accrual securities. Average balances are based on amortized cost and do not reflect net unrealized gains or losses. Net interest margin is calculated by dividing net interest income by total average interest-earning assets.

Changes in net interest income are a function of both changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. The following table presents the extent to which changes in interest rates and changes in volumes of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) the changes attributable to changes in volume (changes in volume multiplied by the prior period rate), (2) the changes attributable to changes in interest rates (changes in rates multiplied by prior period volume) and (3) the net change. The combined effect of changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was not converted to a tax-equivalent basis on the rate/volume analysis (dollars in thousands):

	Years ended December 31,					
	2009 compared to 2008			2008 compared to 2007		
	Increase (decrease) due to					
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans and leases:						
Residential real estate	$ (744)	$ (454)	$ (1,198)	$ (1,040)	$ (336)	$ (1,376)
Commercial and CRE	1,912	(1,992)	(80)	766	(1,305)	(539)
Consumer	(362)	45	(317)	178	66	244
Total loans and leases	806	(2,401)	(1,595)	(96)	(1,575)	(1,671)
Investment securities, interest-bearing deposits and Federal funds sold	(1,159)	(1,298)	(2,457)	564	(211)	353
Total interest income	(353)	(3,699)	(4,052)	468	(1,786)	(1,318)
Interest expense:						
Deposits:						
Certificates of deposit greater than $100,000	(700)	(503)	(1,203)	611	(141)	470
Other	790	(2,809)	(2,019)	81	(2,803)	(2,722)
Total deposits	90	(3,312)	(3,222)	692	(2,944)	(2,252)
Other interest-bearing liabilities	(1,525)	860	(665)	(206)	(518)	(724)
Total interest expense	(1,435)	(2,452)	(3,887)	486	(3,462)	(2,976)
Net interest income	$ 1,082	$ (1,247)	$ (165)	$ (18)	$ 1,676	$ 1,658

The interest rate yield curve remained positively sloped in 2009, but at unprecedented low levels. The FOMC has not adjusted the short-term federal funds rate which has remained near zero percent during 2009. Similarly, at 3.25%, the national prime interest rate remained constant throughout 2009. National prime is a benchmark rate banks use to set rates on various lending and other interest-sensitive products. Operating in a very low interest rate environment will continue to present challenges in the coming year for all banks. In today's markets, funding longer-termed assets with shorter-termed liabilities solely for higher spread is not a prudent means of managing interest rate risk as this strategy is detrimental to future earnings when rates begin to rise and asset duration lengthens. Therefore, operating in this low interest rate environment will continue to suppress significant asset growth.

While national prime has remained at 3.25% throughout 2009, the weighted-average national prime rate decreased 184 basis points, from 5.09%, in 2008. The effect of this decrease has been to exert extreme downward pressure on yields of the Company's interest-earning assets. With rate-cutting beginning in January 2008, this pressure existed with increasing momentum throughout 2009. The Company was able to more than offset this pressure by periodically adjusting rates on its interest-bearing deposits. In response to the swift downward shift in rates, the Company's asset / liability committee assessed, among other things, the impact the interest rate movements have had on its earning assets. Where necessary, rate adjustments to interest-bearing deposits and repurchase agreements were implemented and high-costing long-term wholesale funding sources were paid off, all of which helped minimize the effect rate changes have had on net interest income. The committee meets frequently and has successfully implemented rate setting strategies to help mitigate the interest rate risk inherent in the balance sheet and has been able to preserve its net interest margin to acceptable levels.

As market rates fell along with national prime, loan originations, renewing commercial and residential loans and lines of credit continued to price below the average 2009 portfolio yields. In addition, the decrease in the Treasury yields and other capital market rates, which largely began during the second half of 2008, has had and could continue to have an unfavorable impact on the Company's total 2009 and 2010 investment portfolio yield. The relative and predominantly lower interest rate environment of 2008 and 2009 had a negative impact on the Company's interest-earning assets. Total interest income declined 12%, or $4,052,000 from $33,961,000 in 2008 to $29,909,000 in 2009 and further caused the tax-equivalent yield on earning assets to decrease 55 basis points. The Company should continue to experience a period of sliding yields on its interest-earning assets during 2010, in what has become a sustained low interest rate environment.

Interest expense decreased $3,887,000, or 26%, from $14,684,000 in 2008 to $10,797,000 in 2009. The lower interest rate environment that has dominated the economy over the last two years required the Company to periodically reduce offering rates on both its deposit and repurchase agreement products. Though the Company recorded a net increase in average interest-bearing deposits, interest expense on deposits declined by $3,223,000 in 2009 compared to 2008 caused by a 96 basis point decline on rates paid. The effect of the $16,721,000 net increase in average interest-bearing deposits was an additional $90,000 in interest expense. In an effort to maintain reasonable interest rate spreads to its earning-assets, the Company's asset / liability committee reduced rates paid on CDs as well as rates paid on transactional deposits. In today's environment, rates on CD's should naturally price lower as they mature. Whether or not the Company can continue to reduce rates on deposits that are currently priced at unprecedented low levels, to maintain its interest rate spread will be predicated on the interest rate environment, liquidity position and competition. Interest expense on borrowings, including repurchase agreements, declined $665,000 during 2009, mostly from the $31,882,000 decline in average balances. During 2009, the Company paid off $10,000,000 of high-costing long-term debt and incurred $505,000 of prepayment interest costs that are included as a component of interest expense in the consolidated statement of income for the year ended December 31, 2009.

The resulting performance that the mix of the Company's interest-sensitive assets and liabilities and the varying effects the severity of the yield curve slope has had during 2009, combined with the early pay off of high-costing long-term debt, caused net interest income to decrease $165,000, or 1%, from $19,277,000 in 2008 to $19,112,000 in 2009. On a tax-equivalent basis, the net interest rate spread increased 21 basis points from 3.07% to 3.28% and the tax-equivalent margin improved 11 basis points, from 3.60% in 2008 to 3.71% in 2009, respectively.

Provision for loan losses

The provision for loan losses represents the necessary amount to charge against current earnings, the purpose of which is to increase the allowance for loan losses to a level that represents management's best estimate of known and inherent losses in the Company's loan portfolio. Management continuously reviews the risks inherent in the loan and lease portfolio. Loans and leases determined to be uncollectible are charged-off against the allowance for loan losses. The required amount of the provision for loan losses, based upon the adequate level of the allowance for loan losses, is subject to ongoing analysis of the loan portfolio. The Company's Special Asset Committee meets periodically to review problem loans and leases. The committee is comprised of management, including the chief risk officer, loan workout officers and collection personnel. The committee reports quarterly to the Credit Administration Committee of the Board of Directors.

Provisions for loan losses of $5,050,000 were made for the year ended December 31, 2009. In 2008, provisions of $940,000 were made. The $5,050,000 provision for loan losses was recorded due to credit quality deterioration ensuing from the declines in economic conditions during 2009. This increase in the provision compared to 2008 was due to the increased levels of credit downgrades, net charge-offs, and an increase in the level of non-performing loans. A portion was also allocated to safeguard against possible future losses due to weaker economic conditions.

Other income

For the year ended December 31, 2009, total other income was $2,417,000, or 53%, less than the $4,578,000 recorded during the year ended December 31, 2008. In 2009, a non-cash other-than-temporary impairment (OTTI) charge of $3,300,000 was recorded compared to $436,000 recorded for the year ended December 31, 2008. For both years, the OTTI charges were related to the Company's investment in pooled trust preferred securities. The carrying values of these securities were written down to their fair values as management has deemed the impairment to be other-than-temporary. For a further discussion on the Company's investment in pooled trust preferred securities see Note 3, "Investment Securities", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8, and the section entitled, "Investments", contained within management's discussion and analysis. Service charges on deposit related accounts declined $271,000, or 9%, in 2009 compared to 2008. This decline was the result of lower volumes of overdraft transactions. Further contributing to the decline in other income in 2009, the Company wrote down to fair value, the carrying amount of its investment in two foreclosed assets held-for-sale by a total of $178,000. There were no similar write-downs in 2008. The assets represent two commercial real estate properties acquired in foreclosure during 2008. The current year subsequent write-downs were based on sales indications received by the Company that were less than the carrying value of the properties. Partially offsetting these declines in other income were increased gains from mortgage banking services which increased by $799,000 in the year-over-year comparison and higher levels of loan and financial services fee income.

Other expenses

For the year ended December 31, 2009, other operating expenses grew $1,030,000, or 6%, from $18,211,000 for the year ended December 31, 2008 to $19,241,000 for the 2009 year. The higher operating expenses include a $1,046,000 increase in

FDIC insurance premiums, or nearly nine times the 2008 assessment. With the requirement for the FDIC to shore up the insurance reserve, the Company expects to continue to incur relatively high FDIC insurance premiums over the next several years. In conjunction with the Company's branch expansion project in 2008, depreciation on premises and equipment increased $305,000, or 6%, from a full year of expense. Partially offsetting the increased FDIC premiums and branch expansion related expenses were lower employee salary and benefit costs and less expenses from advertising. The reduced salary and benefits is from fewer full-time equivalent employees in 2009 compared to 2008. The decline in advertising was due to expansion projects and the related promotion costs consummated in 2008 that did not recur in 2009. Other expenses also increased by higher collection and ORE expenses associated with more legal, maintenance and other costs associated with the property foreclosure process.

The ratios of non-interest expense less non-interest income to average assets (expense ratio) at December 31, 2009 and 2008 were 2.37% and 2.25%, respectively. The overhead expense ratio, which excludes OTTI and gains from securities sales, drifted upward due mostly to lower average assets and to a lesser extent, higher net non-interest expenses.

As the Company enters 2010, management expects certain expenses to rise above or remain at above-normal, inflationary-only prone increases. In 2009, the Company's FDIC costs, grew nearly nine times the 2008 level. In 2010, the Company will continue to experience high premiums and does not expect these coverage costs to recede in the near future. In addition, the deterioration of real estate values, a lackluster environment for commercial business expansion and the potential for contraction of existing businesses and those whose operations have been negatively affected by the current economic climate, could result in additional legal costs associated with collection efforts as well as higher maintenance costs for existing and potentially more properties acquired in foreclosure. The management team of the Company is poised to minimize losses and expenses associated with these activities, however there is no assurance that such activity will not occur.

Provision for income taxes

The Company's pre tax loss in 2009 compared to pretax income in 2008 was the cause of a credit for income taxes in 2009 compared to a provision for income taxes in 2008.

Comparison of Financial Condition as of December 31, 2008 and 2007 and Results of Operations for each of the Years then Ended

Financial Condition

Overview

Consolidated assets decreased $11,694,000, or 2%, during the year ended December 31, 2008 to $575,719,000. The decline was the result of decreases in total borrowings of $12,235,000, or 12%, and a decrease in total shareholders' equity of $6,231,000 partially offset by a 2%, or $7,604,000 increase in deposits. The decline in shareholders' equity was primarily from increased unrealized net losses in the securities AFS portfolio, the declaration of cash dividends and the repurchase of the Company's capital stock (treasury stock). During 2008, the carrying amount of the investment portfolios declined by $38,797,000, or 32%, while the loan portfolios increased $14,040,000, or 3% to $436,291,000 as of December 31, 2008. Other increases included premises and equipment, the net deferred tax asset, bank owned life insurance, FHLB stock, the carrying value of the derivative contract and prepaid expenses. Cash increased $2,362,000 since 2007.

Deposits

Total deposits increased $7,604,000, or 2%, during 2008 to $433,312,000. The growth in deposits was mostly from increases in money markets of $8,846,000 and DDAs of $6,647,000, or 10% each, partially offset by declines in NOW and certificates of deposit accounts of $4,571,000 and $4,519,000, respectively. The majority of the increase in DDAs was from a temporary deposit from a corporate trust account which had since been withdrawn. The West Scranton branch office, that had opened during the third quarter of 2008 and the related bank-wide promotions, superior customer service, increased deposit business from our existing and new commercial customers all contributed to the net increase in deposits. The continued increases in money market accounts that the Company had experienced were from success in our deposit-gathering strategies in conjunction with promotional interest rates tailored to depositors' needs. We attributed the decline in certificate of deposit accounts to the lower and highly volatile interest rate environment that existed at December 31, 2008 when compared to the prior year.

Short-term borrowings

During 2008, repurchase agreements declined to $9,092,000 from $20,504,000 at December 31, 2007. At December 31, 2008 and 2007, sweep accounts represented 93% and 62%, respectively, of total repurchase agreements. The low interest rate environment had caused our customers to seek higher rates in alternative products and as such the balances in the term-repurchase agreements declined by about 91%.

Long-term debt

The weighted-average rate in effect on funds borrowed at December 31, 2008, was 5.35% compared to 5.26% as of December 31, 2007. The 2008 weighted-average rate was 92 basis points below the tax-equivalent yield of 6.27% on the Company's portfolio of average interest-earning assets for the year ended December 31, 2008. Rates on $42,000,000 of the total long-term advances were fixed but would adjust quarterly had market rates increased beyond the issues' original or strike rates. Significant prepayment penalties are attached to the borrowings which thereby created a significant disincentive from paying off the relatively high cost advances. However, in the event that the underlying market rates drifted above the rates that were paid on these borrowings, the FHLB rate would have converted to a floating rate and the Company would have had the option, at that time, to repay or to renegotiate the converted advance rate. During December 2008, a $10,000,000 capped floating-rate long-term advance was paid off early.

Investments

As of December 31, 2008 and December 31, 2007, the aggregate fair value of securities HTM exceeded their respective aggregate amortized cost by $31,000 and $33,000, respectively. Total investments decreased $38,797,000 in 2008, including an $11,893,000 decline in the market value of AFS investments. During 2008, the Company sold approximately $48.4 million of MBS – GSE residential and Agency – GSE securities, the proceeds of which were used to pay-down long-term debt, fund loan growth and fund the expansion of the Company's branch network. The carrying value of investment securities, at December 31, 2008, was $84,188,000, or 15% of total assets compared to $122,984,000, or 21%, as of December 31, 2007.

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2008, was as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
Agency - GSE	- %	- %	5.07 %	5.87 %	5.74 %
MBS - GSE residential	-	-	6.01	5.44	5.45
State & municipal subdivisions	-	-	5.47	5.90	5.83
Pooled trust preferred securities	-	-	-	4.00	4.00
Total debt securities	- %	- %	5.21 %	5.35 %	5.34 %

Loans and leases

Gross loans and leases increased $14,704,000, or 3%, from $426,249,000 at December 31, 2007, to $440,953,000 at December 31, 2008. Gross loans represented 77% and 73% of total assets at December 31, 2008 and December 31, 2007, respectively.

In 2008, the Company originated $47,864,000 of commercial loans, $23,111,000 of residential mortgage loans and $21,354,000 of consumer loans. This compares to $32,919,000, $24,032,000 and $28,062,000, respectively, in 2007. Included in mortgage loans is $9,476,000 of real estate construction lines in 2008 and $12,515,000 in 2007. In addition for 2008, the Company originated lines of credit in the amounts of $50,664,000 for commercial borrowers and $11,866,000 in home equity and other consumer lines of credit.

The Company's origination activity increased 9% in 2008 over 2007 despite operating in a very difficult economy. Only the residential real estate portfolio recorded a decline compared to 2007 which was more than offset by growth in commercial lending. A new senior lender was hired which enabled the Company to grow its commercial and CRE portfolio.

Commercial and Commercial Real Estate Loans:

Originations in commercial and commercial real estate were relatively strong, as they fully exceeded scheduled principal curtailments and pre-payments, which thereby resulted in a commercial loan increase of $29,422,000 to $245,480,000 from $216,058,000, or 14% during 2008. During most of 2008, the Company bolstered the origination activities in the commercial loan business. Commercial lending successfully restructured its team of commercial loan officers led by the experienced newly hired senior lender. This team had effectively penetrated our markets and successfully developed new business relationships and re-kindled relationships with our existing commercial customer base.

Residential Real Estate Loans:

Residential real estate loans declined $18,468,000, or 16%, to $98,511,000 in 2008. In the beginning of 2008, the Company transferred approximately $28,103,000 to the loans AFS portfolio. The loans were subsequently sold. Excluding this transfer, the residential real estate loan portfolio would have grown $6,900,000 as origination activity exceeded maturities and pay-downs.

Consumer Loans:

Though consumer loan originations were lower in 2008 compared to 2007, this sector increased $3,093,000, or 4%, during the year. The increase was mainly from lower principal pay-downs and increased draw activity from customers who accessed their home equity available credit. During 2008, the Company established a new relationship with a local automobile dealership which provided increased origination activity in consumer lending.

Real Estate Construction Loans:

Real estate construction loans increased $724,000, or 7%, at December 31, 2008 compared to December 31, 2007. The increase in 2008 was caused by more commercial construction projects that had not yet converted to permanent financing.

Loans available-for-sale

Loans AFS at December 31, 2008 were $84,000 with a corresponding fair value of $85,000 compared to $827,000 and $843,000, respectively, at December 31, 2007. During 2008, residential mortgages with principal balances of $46,969,000 were sold into the secondary market and recognized net gains of approximately $261,000. Included in the sale were $28,103,000 of residential loans transferred from the loan and lease portfolio.

At December 31, 2008 and 2007, the servicing portfolio balance of sold residential mortgage loans was $95,856,000 and $61,023,000, respectively.

Allowance for loan losses

Total charge-offs, net of recoveries, for the year ended December 31, 2008, were $1,019,000, compared to $560,000 in 2007. The majority of the increase occurred in the commercial portfolio and was attributable to non-performing loan dispositions and write-downs before transfers to ORE. Combined consumer loan and lease financing net charge-offs increased from $237,000 at December 31, 2007 to $320,000 through December 31, 2008. Commercial loan net charge-offs were $358,000 for the year 2007 compared to $654,000 for 2008. Mortgage loans showed net charge-offs of $45,000 in 2008 compared to net recoveries of $35,000 in 2007.

Non-performing assets

The majority of non-performing assets for the period were attributed to non-accruing commercial business loans and non-accruing real estate loans in the process of foreclosure. Most of these loans were collateralized, thereby mitigating the Company's potential for loss. In 2007, non-performing loans were $3,837,000 compared to $4,097,000 at year-end 2008. There were no repossessed assets at December 31, 2008 or 2007. ORE at December 31, 2008 consisted of four properties of which one had an agreement to sell pending at that time. ORE at year-end 2007 consisted of one property which was subsequently sold. The Special Assets Committee had developed specific action plans for each of the Company's non-performing loans. During 2008, several of those plans were brought to a conclusion resulting in repayments of non-performing loans. The non-accrual loans aggregated $3,493,000 at December 31, 2008, a reduction of $318,000 from year-end 2007. During 2008, approximately $4,946,000 of loans were placed in non-accrual status. These were partially offset by reductions or payoffs of $2,426,000, charge-offs of $916,000, $1,562,000 of transfers to ORE and $360,000 of loans that returned to performing status. Loans past due 90 days or more and accruing totaled $604,000 at December 31, 2008 compared to $26,000, at December 31, 2007. The majority of the increase was attributable to one residential mortgage migrating to the over 90 day category. Non-accrual loans were reduced by 8% to $3,493,000. The ORE balance rose from $107,000 to $1,450,000. This sizeable increase was a result of the collections process as the collateral securing non-accruing loans was taken in the foreclosure process. These three items comprise the non-performing assets of $5,548,000 at December 31, 2008. The percentage of non-performing assets to total assets was 0.96% at December 31, 2008, an increase from 0.67% at December 31, 2007, primarily due to the aforementioned ORE increase. Non-performing loans to net loans were 0.94% at December 31, 2008, and 0.91% at December 31, 2007. The 30-89 day past due loans at December 31, 2008 were $1,858,000 reduced from $4,698,000 at December 31, 2007. Contributing to the reduction was the repayment of previously delinquent loans and others which had been brought current.

During 2008, the Company collected approximately $311,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2008 had been performing in accordance with their original terms, the Company would have recognized interest income with respect to such loans of $250,000 for the year ended December 31, 2008.

Bank premises and equipment, net

Net of accumulated depreciation and disposals, premises and equipment increased $3,091,000. During 2008, the Company purchased or transferred from construction in process approximately $4,489,000 compared to $3,293,000 in 2007. The increase was principally from the construction and completion of the Company's West Scranton branch expansion project.

Foreclosed assets held-for-sale

Other real estate owned

ORE was $1,451,000 at December 31, 2008 consisting of four properties, one of which was under an agreement to be sold. The three remaining properties were listed for sale with a realtor. The one residential property which was owned at year end 2007 was sold.

Other assets

Other assets more than doubled in 2008 to $8,930,000 compared to 2007. The increase was caused predominately by the increase in the net deferred tax asset of $4,046,000 as a result of additional unrealized losses in the securities AFS portfolio. Also contributing to the increase in other assets was an increase in the fair value of the Company's derivative contract.

Results of Operations

Earnings Summary

Net income for the year ended December 31, 2008 was $3,636,000, compared to $4,612,000 for the year ended December 31, 2007. During the same periods, diluted earnings per common share was $1.76 and $2.23, respectively. For the year ended December 31, 2008, the Company's return on average assets (ROA) and return on average shareholders' equity (ROE) were 0.62% and 6.81% compared to 0.80% and 8.65%, respectively, for the year ended December 31, 2007. 2008 included a non-operating, non-cash, after-tax charge of $288,000 related to an other-than-temporary impairment (OTTI) in the Company's security AFS portfolio that did not occur in 2007. In addition, during 2008, the Company recorded a provision for loan losses in the amount of $940,000 compared to a credit for loan losses of $60,000 in 2007. The provision for loan losses in 2008 was recorded in anticipation of credit quality deterioration ensuing from accelerated declines in economic conditions during the fourth quarter of 2008, in addition to growth in the commercial loan portfolio. Further contributing to the lower net income were lower non-interest interest income and higher non-interest expenses. These items were partially offset by an improvement in net interest income of $1,658,000, or 9%, to $19,277,000 in 2008 compared to $17,619,000 in 2007. The decline in ROA and ROE was caused by the decrease in net income.

Net interest income

The slope of the yield curve returned to a more normal, positive slope in 2008 compared to 2007, but at unprecedented low levels. In several efforts to stimulate a recessing economy, the FOMC reduced short-term interest rates seven times during 2008, in intervals ranging from 25 to 75 basis points, sometimes occurring twice in a single month. In response to these actions, the national prime rate also decreased during 2008. National prime, the benchmark rate banks use to set rates on various lending and other interest sensitive products, decreased seven times for a total decrease of 400 basis points from 7.25% at December 31, 2007 to 3.25% at December 31, 2008.

While national prime decreased 400 basis points, the weighted-average national prime rate decreased to 5.09% in 2008 compared to 8.05% in 2007. The effect of this average decrease was to exert extreme downward pressure on yields of the Company's interest-earning assets. With rate cutting beginning in January 2008, this pressure existed with increasing momentum throughout all of 2008. The Company was able to more than offset this pressure by periodically adjusting rates on its interest-bearing deposits. Where necessary, rate adjustments to interest-bearing deposit and repurchase agreements were implemented and wholesale funding sources were utilized, all of which helped minimize the effect rate changes had on net interest income. The Company's ALM committee met frequently and successfully implemented rate setting strategies to mitigate the interest rate risk inherent in the balance sheet and was able to preserve its net interest margin while always mindful of our customers' needs.

As expected the relative and predominantly lower interest rate environment of 2008 continued to have a negative impact on the Company's interest-earning assets. Total interest income declined 4%, or $1,318,000 from $35,279,000 in 2007 to $33,961,000 in 2008 and further caused the tax-equivalent yield on earning assets to decrease 32 basis points. Interest expense decreased $2,976,000, or 17%, from $17,660,000 in 2007 to $14,684,000 in 2008. Though the Company recorded a net increase in average interest-bearing liabilities, due to deposit growth, interest expense on deposits declined by almost $3,000,000 in 2008 compared to 2007 caused by a 77 basis point decline on rates paid. The effect of the $15,713,000 increase in average interest-bearing deposits was an additional $692,000 in interest expense. In an effort to maintain reasonable interest rate spreads to its earning-assets, throughout 2008 the Company's asset / liability committee has reduced rates paid on CDs as well as rates paid on transactional deposits. Interest expense on borrowings, including repurchase agreements, declined $724,000 during 2008, mostly from lower rates.

As a result of the mix of the Company's interest-sensitive assets and liabilities and the varying effects the severity of the yield curve slope had during 2008, net interest income increased $1,658,000, or 9%, from $17,619,000 in 2007 to $19,277,000 in 2008. On a tax-equivalent basis, the net interest rate spread increased 43 basis points from 2.64% to 3.07% and the tax-equivalent margin improved 26 basis points, from 3.34% in 2007 to 3.60% in 2008, respectively. The improvement in spread and margin were due largely to lower rates paid on interest-bearing liabilities and more net interest income.

Provision for loan losses

Provisions for loan losses of $940,000 were made for the year ended December 31, 2008. In 2007, the Company did not need to make provisions and reduced the allowance for loan losses due to a reduced level of internally criticized and classified loans. The $940,000 provision for loan losses was recorded for anticipated credit quality deterioration, ensuing from accelerated declines in economic conditions during the fourth quarter of 2008, together with providing for over $30 million of commercial loan growth throughout 2008. The provision increase occurred to reinforce and fund the allowance for loan losses balance as of December 31, 2008 to safeguard against possible future losses. The allowance for loan losses was $4,745,000 at December 31, 2008, and was $4,824,000 at December 31, 2007.

Other income

For the year ended December 31, 2008, total other income was $4,578,000, $627,000, or 12% less than the $5,205,000 recorded during the year ended December 31, 2007. In 2008, a non-cash OTTI charge of $436,000 was recorded. There was no similar charge in 2007. The OTTI charge was related to the Company's investment in a pooled preferred term security and a common stock equity position in FNMA. The carrying values of these securities were written down to their fair values during the third and fourth quarters of 2008 as management had deemed the impairment to be other-than-temporary. Service charges on deposit related accounts declined $106,000, or 4%, in 2008 compared to 2007. Most of this decline was the result of lower volumes of overdraft transactions. During 2008, the Company recorded net losses from the disposal of premises and equipment of $36,000 compared to net gains of $98,000 recorded in 2007, or an adverse impact of approximately $134,000. The loss in 2008 was from the disposal of unused, obsolete capital equipment while in 2007 gains included the sales of two commercial facilities previously leased to non-related third parties. Further contributing to the non-interest income decline in 2008 were the gains recorded from the sale of foreclosed properties in 2007 of $144,000 compared to $43,000 in 2008. Partially offsetting these adverse changes in non-interest income were: $101,000 more gains from the sales of residential mortgages into the secondary market; fees earned from the Company's trust services business and an increase in the cash surrender value of BOLI.

Other expense

For the year ended December 31, 2008, other operating expenses grew $1,574,000, or 9%, from $16,637,000 for the year ended December 31, 2007. Merit and performance-based incentive increases, branch expansion and the related employee benefits, health care, and wider participation in the Company's 401(k) plan caused salaries and employee benefit costs to rise $1,164,000, or 13%, for the twelve months ended December 31, 2008 compared to the same period in 2007. Occupancy related expenses, a component of premises and equipment, increased $95,000, or 3%, due to a full year of depreciation and amortization on the Green Ridge branch relocation and the 2008 opening of the West Scranton branch. Branch expansion activities also included more advertising and marketing, up $33,000, or 5%, and other increased overhead including: office supplies, postage, data processing and FDIC premiums. Other expenses were also increased by higher collection and ORE expenses associated with more legal and foreclosure costs.

The ratios of non-interest expense less non-interest income to average assets (expense ratio) at December 31, 2008 and 2007 were 2.25% and 2.01%, respectively. The overhead expense ratio of the Company drifted upward due to higher non-interest expenses.

Provision for income taxes

Income before provision for income taxes in 2008 decreased $1,543,000 from 2007. The effective federal income tax rate was 22.7% and 26.2% for the years ending December 31, 2008 and 2007, respectively. The decrease in the effective tax rate is attributable to the decrease in pre-tax income.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers and in connection with the overall interest rate management strategy. These instruments involve, to a varying degree, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments, lease obligations and derivative instruments. For a further discussion on the Company's derivative instrument, see Note 1, "Nature of Operations and Summary of Significant Accounting Policies", and Note 12, "Fair Value of Financial Instruments and Derivatives", contained within the notes to consolidated financial statements in Part II, Item 8.

Lending commitments include commitments to originate loans and commitments to fund unused lines of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

In addition to lending commitments, the Company has contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancelable operating leases on buildings and land used for office space and banking purposes.

The following table presents, as of December 31, 2009, the Company's significant determinable contractual obligations and significant commitments by payment date. The payment amounts represent those amounts contractually due to the recipient, excluding interest (dollars in thousands):

	One year or less	Over one year through three years	Over three years through five years	Over five years	Total
Contractual obligations:					
Certificates of deposit *	$ 81,854	$ 54,794	$ 10,015	$ 1,587	$ 148,250
Long-term debt	11,000	5,000	-	16,000	32,000
Repurchase agreements	7,747	-	-	-	7,747
Operating leases	357	695	670	3,493	5,215
Significant commitments:					
Letters of credit	2,169	6,105	-	772	9,046
Loan commitments **	17,652	-	-	-	17,652
Total.............................	$ 120,779	$ 66,594	$ 10,685	$ 21,852	$ 219,910

* Includes certificates in the CDARS program.

** Available credit to borrowers in the amount of $61,713 is excluded from the above table since, by its nature, the borrowers may not have the need for additional funding, and, therefore, the credit may or may not be disbursed by the Company.

Related Party Transactions

Information with respect to related parties is contained in Note 15, "Related Party Transactions", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Accounting Standards and Interpretations

Information with respect to the impact of accounting standards is contained in Note 18, "Recent Accounting Pronouncements", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of the Company's financial condition and results of operations in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial businesses, most all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation as interest rates do not necessarily move in the same direction or, to the same extent, as the price of goods and services.

Capital Resources

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with prescribed risk weightings. The appropriate risk-weighting, pursuant to regulatory guidelines, required an increase in the weights applied to securities that are rated below investment grade, thereby inflating the total risk-weighted assets. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and certain off-balance sheet items. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk-based capital to total risk-weighted assets (Total Risk Adjusted Capital) of 8%, including Tier I capital to total risk-weighted assets (Tier I Capital) of 4% and Tier I capital to average total assets (Leverage Ratio) of at least 4%. Additional information with respect to capital requirements is contained in Note 14, "Regulatory Matters", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

During the second quarter of 2008, the Company's Board of Directors announced its intent to initiate a capital stock repurchase program covering up to 50,000 shares of its outstanding capital stock. The repurchased shares would become treasury stock and could be available for issuance under the Company's various stock-based compensation, employee stock purchase and dividend reinvestment (DRP) plans and for general corporate purposes. The repurchases may be made from time-to-time in open-market transactions, subject to availability, pursuant to safe harbor rule 10b-18 under the Securities Exchange Act of 1934. Management has suspended repurchase-plan activity as a prudent means, in light of the current economic pressures on banking, to preserve and grow the Company's capital base. Since the program's inception, the Company has reacquired at $27.83 per share and reissued at $21.11 per share 17,500 shares to participants in the Company's DRP.

In January 2010, the DRP was amended to authorize and issue not more than 300,000 shares of common stock of the Company. The DRP provides shareholders with a convenient and economical method of investing cash dividends payable upon the common stock and the opportunity to make voluntary optional cash payments to purchase additional shares of the Company's common stock. Participants pay no brokerage commissions or service charges when they acquire additional shares of common stock through the DRP. In addition, until further notice and action of the Company's Board of Directors, shareholders who participate in the DRP may use their cash dividends and optional cash payments to purchase additional shares of stock directly from the Company at 90% of the fair market value of the common stock on the investment date. To the extent that additional shares are purchased directly from the Company under the DRP, the Company will receive additional funds for its general corporate purposes. Post-Effective Amendment No. 1 to Form S-3, Registration Statement No. 333-152806 was filed with the SEC on January 25, 2010.

During the year-ended December 31, 2009, total shareholders' equity decreased $3,240,000, or 9%, due principally from the recorded net loss, the declaration of cash dividends and the expiration of the Company's cash flow hedge and the related adjustment for its remaining intrinsic value. Conversely, shareholders' equity was enhanced by stock issued from the Company's Employee Stock Purchase and Dividend Reinvestment Plans. The Company's primary source (use) of capital during the previous five years has been from the retention of equity in undistributed earnings of the Bank, as reflected below:

	Net (loss) income	Cash dividends declared	Earnings retained
2009	$ (1,400,205)	$ 2,078,171	$ (3,478,376)
2008	3,635,948	2,068,680	1,567,268
2007	4,611,572	1,921,533	2,690,039
2006	4,125,283	1,801,361	2,323,922
2005	4,591,697	1,624,263	2,967,434

As of December 31, 2009, the Company reported a net unrealized loss of $9,194,000, net of tax, from the securities AFS portfolio including $6,126,000 of non-credit related OTTI recorded in 2009 compared to a net unrealized loss of $8,831,000 as of December 31, 2008. Other than the Company's investment in corporate bonds consisting of pooled trust preferred securities, the unrealized loss position has improved from December 31, 2008. However, the prolonged economic slump has created uncertainty and in certain circumstances illiquidity in the financial and capital markets and has had a sizable negative impact on the fair value estimates for securities in banks' investment portfolios. Management believes these changes are due mainly to liquidity problems in the financial markets and to a lesser extent the deterioration in the creditworthiness of the issuers. Nonetheless, there is no assurance that future unrealized losses will not be recognized on the Company's portfolio of investment securities. Additional information with respect to the investment portfolio and a discussion on the related decline in fair value, is contained in Note 3, "Investment Securities", within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8, and the section entitled, "Investments", in management's discussion and analysis.

Liquidity

Liquidity management ensures that adequate funds will be available to meet customers' needs for borrowings, deposit withdrawals and maturities and normal operating expenses of the Company. Current sources of liquidity are cash and cash equivalents, asset maturities and pay-downs within one year, loans and investments AFS, growth of core deposits, growth of repurchase agreements, increases of other borrowed funds from correspondent banks and issuance of capital stock. Although regularly scheduled investment and loan payments are a dependable source of daily funds, the sales of both loans and investments AFS, deposit activity and investment and loan prepayments are significantly influenced by general economic conditions and the interest rate environment. During a declining interest rate environment, prepayments from interest-sensitive assets tend to accelerate and provide significant liquidity which can be used to invest in other interest-earning assets but at lower market rates. Conversely, in a period of rising interest rates, prepayments from interest-sensitive assets tend to decelerate causing cash flow from mortgage loans and the MBS – GSE residential securities portfolio to decrease. Rising interest rates may also cause deposit inflow to accelerate and be invested at higher market interest rates. The Company closely monitors activity in the capital markets and takes appropriate action to ensure that the liquidity levels are adequate for funding, investing and operating activities.

During the year ended December 31, 2009, the Company used approximately $4.4 million of cash. During this period, the Company's operations provided approximately $11.8 million, primarily from the sales of mortgages AFS net of originations. Included in the sales were approximately $10.8 million of residential mortgage loans that were transferred to the loan AFS portfolio. Cash provided by investing activities was generated from the sales of securities and ORE properties. The combined $12.7 million generated from operations and financing along with deposit growth from financing activities was used to pay cash dividends, reduce overnight borrowings and de-leverage the balance sheet by the pay down and non-renewal of long-term debt.

As of December 31, 2009, the Company maintained $8,328,000 in cash and cash equivalents and $77,043,000 of investments and loans AFS. In addition, as of December 31, 2009, the Company had approximately $138,346,000 available to borrow from the FHLB, $30,000,000 available from other correspondent banks and $960,000 from the Discount Window of the Federal Reserve Bank. This combined total of $254,677,000 represented 46% of total assets at December 31, 2009. Management believes this level of liquidity to be strong and adequate to support current operations. Included in the $30,000,000 availability from correspondent banks is $20,000,000 from one bank whose credit facility expired on January 1, 2010. The correspondent bank provides liquidity to the Company in the form of short-term overnight borrowings. In February 2010, the Company renewed the relationship for $15,000,000. The $5,000,000 reduction of available funds from this relationship will not have a significant effect on the Company's liquidity position. For a discussion on the Company's significant determinable contractual obligations and significant commitments, see "Off-Balance Sheet Arrangements and Contractual Obligations," above.

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (TLGP) to strengthen confidence and encourage liquidity in the banking system. Among other things, this new program provides full deposit insurance coverage for non-interest bearing deposit transaction accounts in FDIC-insured institutions regardless of the dollar amount. To protect its depositors, the Company decided to participate the Transaction Account Guarantee (TAG) component of the TLGP. Under the TAG, all depositors who hold funds in non-interest bearing accounts, or interest-bearing accounts with an interest rate of 0.50% or less, including the Lawyers Trust Accounts, have a temporary unlimited guarantee from the FDIC which was originally scheduled to expire on December 31, 2009. To assure an orderly phase out of the TAG component of the TLGP, the FDIC has extended the program, on a voluntary basis to June 30, 2010. Participation in the extended program required the assessment of a higher premium – from 15 to 25 basis points depending on pre-determined risk factors assigned to financial institutions. To protect the deposit base, the Company opted to extend its participation in the TAG program. Under the program, through June 30, 2010, all noninterest-bearing transaction accounts will continue to be fully guaranteed by the FDIC for the entire account balance. The Company, rated with the lowest tier 1 risk factor, was assessed 15 basis points and as a result will incur $42,000 of additional FDIC premiums to voluntarily participate in the TAG extension program. Coverage under the TAG program is in addition to and separate from coverage available under the FDIC's general deposit insurance rules, which insures accounts up to $250,000 until the end of 2013, unless extended.

Management of interest rate risk and market risk analysis

The Company is subject to the interest rate risks inherent in its lending, investing and financing activities. Fluctuations of interest rates will impact interest income and interest expense along with affecting market values of all interest-earning assets and interest-bearing liabilities, except for those assets or liabilities with a short term remaining to maturity. Interest rate risk management is an integral part of the asset/liability management process. The Company has instituted certain procedures and policy guidelines to manage the interest rate risk position. Those internal policies enable the Company to react to changes in market rates to protect net interest income from significant fluctuations. The primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income along with creating an asset/liability structure that maximizes earnings.

Asset/Liability Management. One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee (ALCO), which is comprised of senior management and members of the board of directors. ALCO meets quarterly to monitor the relationship of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk is a regular part of managing the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of non-contractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the board of directors which includes limits on the impact to earnings from shifts in interest rates.

Interest Rate Risk Measurement. Interest rate risk is monitored through the use of three complementary measures: static gap analysis, earnings at risk simulation and economic value at risk simulation. While each of the interest rate risk measurements has limitations, collectively, they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Company and the distribution of risk along the yield curve, the level of risk through time and the amount of exposure to changes in certain interest rate relationships.

Static Gap. The ratio between assets and liabilities re-pricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

To manage this interest rate sensitivity gap position, an asset/liability model commonly known as cumulative gap analysis is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or re-price within given time intervals. A positive gap (asset sensitive) indicates that more assets will re-price during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest-sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread. At December 31, 2009 the Company maintained a one-year cumulative gap of positive $35.1 million, or 6.3%, of total assets. The effect of this positive gap position provided a mismatch of assets and liabilities which may expose the Company to interest rate risk during periods of falling interest rates. Conversely, in an increasing interest rate environment, net interest income could be positively impacted because more assets than liabilities will re-price upward during the one-year period.

Certain shortcomings are inherent in the method of analysis discussed above and presented in the next table. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The following table reflects the re-pricing of the balance sheet or "gap" position at December 31, 2009 (dollars in thousands):

	Three months or less	Three to twelve months	One to three years	Over three years	Total
Cash and cash equivalents	$ 117	$ -	$ -	$ 8,211	$ 8,328
Investment securities [1][2]	16,665	2,005	24,022	38,619	81,311
Loans [2]	133,949	53,600	105,175	131,621	424,345
Fixed and other assets	-	9,117	-	32,916	42,033
Total assets	$ 150,731	$ 64,722	$ 129,197	$ 211,367	$ 556,017
Total cumulative assets	$ 150,731	$ 215,453	$ 344,650	$ 556,017	
Non-interest-bearing transaction deposits [3]	$ -	$ 7,090	$ 19,495	$ 44,306	$ 70,891
Interest-bearing transaction deposits	63,917	-	66,621	109,315	239,853
Certificates of deposit	38,439	43,415	54,814	11,583	148,251
Repurchase agreements	7,747	-	-	-	7,747
Short-term borrowings	8,786	-	-	-	8,786
Long-term debt	-	11,000	-	21,000	32,000
Other liabilities	-	-	-	2,815	2,815
Total liabilities	$ 118,889	$ 61,505	$ 140,930	$ 189,019	$ 510,343
Total cumulative liabilities	$ 118,889	$ 180,394	$ 321,324	$ 510,343	
Interest sensitivity gap	$ 31,842	$ 3,217	$ (11,733)	$ 22,348	
Cumulative gap	$ 31,842	$ 35,059	$ 23,326	$ 45,674	
Cumulative gap to total assets	5.7%	6.3%	4.2%	8.2%	

---

(1) Includes FHLB stock and the net unrealized gains/losses on available-for-sale securities.

(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and MBS – GSE residential, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.

(3) The Company's demand and savings accounts were generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments. The effective maturities presented are the recommended maturity distribution limits for non-maturing deposits based on historical deposit studies.

Earnings at Risk and Economic Value at Risk Simulations. The Company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet that extend beyond static re-pricing gap analysis. Although it will continue to measure its re-pricing gap position, the Company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

Earnings at Risk. Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities re-price one-for-one with market rates (e.g., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in interest rate simulation models.

Economic Value at Risk. Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the Company's existing assets and liabilities. The ALCO examines this ratio quarterly utilizing an increase and decrease of 200 basis points in interest rate simulation models. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of an immediate 200 basis points upward or downward movement in interest rates on net interest income, net income and the change in the economic value (portfolio equity). This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2009 remained constant. The impact of the rate movements was developed by simulating the effect of the rate change over a twelve-month period from the December 31, 2009 levels:

	Rates +200	Rates -200
Earnings at risk:		
Percent change in:		
Net interest income	3.9 %	0.4 %
Net income	14.3	1.0
Economic value at risk:		
Percent change in:		
Economic value of equity	(42.0)	(2.0)
Economic value of equity as a percent of total assets	(3.5)	(0.2)

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may normally change beyond the Company's policy guideline for a short period of time as long as the risk-based capital ratio (after adjusting for the excess equity exposure) is greater than 10%. At December 31, 2009, the Company's risk-based capital ratio was 11.4%.

The table below summarizes estimated changes in net interest income over a twelve-month period beginning January 1, 2010, under alternate interest rate scenarios using the income simulation model described above (dollars in thousands):

Change in interest rates	Net interest income	$ variance	% variance
+200 basis points	$ 21,637	$ 803	1.3 %
+100 basis points	21,015	181	1.6
Flat rate	20,834	-	-
-100 basis points	21,086	252	3.1
-200 basis points	20,912	78	5.1

Simulation models require assumptions about certain categories of assets and liabilities. The models schedule existing assets and liabilities by their contractual maturity, estimated likely call date or earliest re-pricing opportunity. MBS – GSE residential securities and amortizing loans are scheduled based on their anticipated cash flow including estimated prepayments. For investment securities, the Company uses a third-party service to provide cash flow estimates in the various rate environments. Savings, money market and interest-bearing checking accounts do not have stated maturities or re-pricing terms and can be withdrawn or re-price at any time. This may impact the margin if more expensive alternative sources of deposits are required to fund loans or deposit runoff. Management projects the re-pricing characteristics of these accounts based on historical performance and assumptions that it believes reflect their rate sensitivity. The model reinvests all maturities, repayments and prepayments for each type of asset or liability into the same product for a new like term at current product interest rates provided by management. As a result, the mix of interest-earning assets and interest bearing-liabilities is held constant.

Derivative Financial Instruments. As part of the Company's overall interest rate risk strategy, the Company has adopted a policy whereby the Company may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps that when utilized would be reflected in the scenarios for earnings and economic value at risk and the net interest income in the two immediately preceding tables. For a further discussion on the Company's derivative contract, see Note 1, "Nature of Operations and Summary of Significant Accounting Policies", and Note 12, "Fair Value of Financial Instruments and Derivatives", contained within the notes to consolidated financial statements in Part II, Item 8.

Supervision and Regulation

The following is a brief summary of the regulatory environment in which the Company and the Bank operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in the laws and regulations applicable to the Company and the Bank can affect the operating environment in substantial and unpredictable ways. We cannot accurately predict whether legislation will ultimately be enacted, and if enacted, the ultimate effect that legislation or implementing regulations would have on our financial condition or results of operations. While banking regulations are material to the operations of the Company and the Bank, it should be noted that supervision, regulation and examination of the Company and the Bank are intended primarily for the protection of depositors, not shareholders.

Recent Legislation and Rulemaking

Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009. In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law and subsequently amended by the American Recovery and Reinvestment Act of 2009 on February 17, 2009. Under the authority of the EESA, as amended, the United States Department of the Treasury (the "Treasury") created the Troubled Asset Relief Program ("TARP") Capital Purchase Program and through this program invested in financial institutions by purchasing preferred stock and warrants to purchase either common stock or additional shares of preferred stock. As of December 31, 2009, the Treasury will not make additional investments under the TARP Capital Purchase Program but is considering continuing a similar program for banks under $10 billion in assets under a different program.

The EESA, as amended, also included a provision for a temporary increase in FDIC insurance coverage from $100,000 to $250,000 per depositor through December 31, 2009. In May 2009, Congress extended the increased coverage until December 31, 2013. After that time, the per depositor coverage will return to $100,000.

FDIC Rulemaking. On November 26, 2008, the FDIC issued the final rule regarding the Temporary Liquidity Guarantee Program enabling the FDIC to temporarily provide a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies under the Debt Guarantee Program as well as deposits in non-interest bearing transaction deposit accounts under the Transaction Account Guarantee Program. Coverage under the Debt Guarantee Program and the Transaction Account Guarantee Program was available until November 12, 2008 without charge and thereafter at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per annum for non-interest bearing transaction deposits. Institutions may continue to participate in the Transaction Account Guarantee Program until June 30, 2010.

On November 12, 2009, the Board of Directors of the FDIC adopted rulemaking that requires insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. Each institution recorded the entire amount of its prepaid assessment as a prepaid expense (asset) as of December 31, 2009. As of December 31, 2009, and each quarter thereafter, each institution records an expense (charge to earnings) for its regular quarterly assessment for the quarter and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution records an accrued expense payable each quarter for the assessment payment, which will be paid in arrears to the FDIC at the end of the following quarter. If the prepaid assessment is not exhausted by December 30, 2014, any remaining amount will be returned to the depository institution. The FDIC also voted to adopt a uniform three-basis point increase in assessment rates effective on January 1, 2011.

Financial Services Regulatory Relief Act of 2006. This federal act amends several federal banking laws to reduce redundant and costly regulatory burden. Among its many provisions, the act allows the payment of interest on certain reserve balances of depository institutions that are held at the Federal Reserve beginning in year 2011, requires banking regulatory agencies to streamline reports of condition and clarifies the authority of home and host state regulators with respect to supervision of interstate branches. The act was signed into law in October 2006.

Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005. These federal acts were signed into law in February 2006 to amend the Federal Deposit Insurance Act. These laws enact FDIC and banking industry deposit insurance reform proposals by amendments including: increasing the coverage for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit; merging the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new fund, the Deposit Insurance Fund (DIF); establishing a percentage range within which the FDIC Board of Directors may set the FDIC's Designated Reserve Ratio (DRR); allowing the FDIC to manage the pace at which the DRR varies within this range; eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions at all times.

Sarbanes-Oxley Act of 2002. In July, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The stated goals of the Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Act is the most far-reaching U.S. securities legislation enacted in decades. The Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Act includes very specific additional disclosure requirements and corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC. The Act adds new obligations and restrictions on directors and senior executives of public companies, such as requiring certification of financial statements, and new audit committee procedures. The Act represents significant federal involvement in matters traditionally left to state regulatory systems such as the regulation of the accounting profession, and to state corporate law such as the relationship between a board of directors and management and between a board of directors and its committees.

USA PATRIOT Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) was signed into law in October 2001. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including banks: (1) establish an anti-money laundering program that includes training and audit components; (2) comply with regulations regarding the verification of the identity of any person seeking to open an account; (3) take additional required precautions with regard to non-U.S. owned accounts; and (4) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA PATRIOT Act also expanded the conditions under which funds in a U.S. inter-bank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. The Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and implementing regulations.

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IML Act). The IML Act amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. The Bank is also barred from dealing with foreign "shell" banks. In addition, the IML Act expands the circumstances under which funds in a bank account may be forfeited. The IML Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. The Bank has in place a Bank Secrecy Act compliance program.

Gramm-Leach-Bliley Act of 1999. This law authorized cross-industry affiliations between banks, securities firms, insurance companies and other financial service providers. This was landmark legislation that repealed the Glass-Steagall Act which since the 1930's had prohibited such affiliations. Among other provisions, the Act provided new authority for banks and created a revised framework for regulating affiliated financial services institutions.

Regulation W. Transactions between a bank and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. The Federal Deposit Insurance Act applies Sections 23A and 23B to insured nonmember banks in the same manner and to the same extent as if they were members of the Federal Reserve System. In 2002, the Federal Reserve Board issued Regulation W, which became effective in 2003. Regulation W codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions.

Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. Affiliates of a bank include, among other entities, the Bank's holding company and companies that are under common control with the Bank. The Company is considered to be an affiliate of the Bank.

Future Federal and State Legislation and Rulemaking

From time-to-time, various types of federal and state legislation have been proposed that could result in additional regulations and restrictions on the business of the Company and the Bank. We cannot predict whether legislation will be adopted, or if adopted, how the new laws would affect our business. As a consequence, we are susceptible to legislation that may increase the cost of doing business. Management believes that the effect of any current legislative proposals on the liquidity, capital resources and the results of operations of the Company and the Bank will be minimal.

It is possible that there will be regulatory proposals which, if implemented, could have a material effect upon our liquidity, capital resources and results of operations. In addition, the general cost of compliance with numerous federal and state laws does have, and in the future may have, a negative impact on our results of operations. As with other banks, the status of the financial services industry can affect the Bank. Consolidations of institutions are expected to continue as the financial services industry seeks greater efficiencies and market share. Bank management believes that such consolidations may enhance the Bank's competitive position as a community bank.

Future Outlook

Based upon the uncertain economic outlook that has affected the financial and capital markets, the uncertainty in the housing and real estate arena, deterioration in asset and collateral values, tightened credit, high rate of foreclosures, high unemployment and the inability to predict when and by how much interest rates will change and whether rates will continue to fall or begin to rise, the Company recognizes that there are challenges ahead. The Company is prepared to meet these challenges and feels future earnings will be significantly impacted by its ability to react to changes in the interest rates.

The Company will continue to monitor interest rate sensitivity of its interest-earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings. The Company's commitment to remain a community based organization is very strong. Our intention is to cautiously grow while increasing our base of core deposits and maintain risk-based regulatory capital ratios above "well capitalized" limits. Review and implementation of policies and procedures along with adding innovative products and services will continue. These steps are designed to provide our customers with confidence that the Company is doing everything possible to maximize their banking experience which in turn will increase shareholder value.

Item 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by 7A is set forth at Item 7, under "Liquidity" and "Management of interest rate risk and market risk analysis," contained within management's discussion and analysis of financial condition and results of operations and incorporated herein by reference.


ParenteBeard
CONFIDENCE THROUGH CLARITY

Report Of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fidelity D & D Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC
ParenteBeard LLC
Wilkes-Barre, Pennsylvania
March 5, 2010

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
As of December 31, 2009 and 2008

	2009	2008
Assets:		
Cash and due from banks	$ 8,173,199	$ 12,335,905
Interest-bearing deposits with financial institutions	154,755	435,242
Total cash and cash equivalents	8,327,954	12,771,147
Available-for-sale securities	75,821,292	83,278,132
Held-to-maturity securities	708,706	909,447
Federal Home Loan Bank stock	4,781,100	4,781,100
Loans and leases, net (allowance for loan losses of $7,573,603 in 2009; $4,745,234 in 2008)	423,124,054	436,207,460
Loans available-for-sale (fair value $1,233,345 in 2009; $85,312 in 2008)	1,221,365	84,000
Bank premises and equipment, net	15,361,810	16,056,362
Cash surrender value of bank owned life insurance	9,117,156	8,807,784
Other assets	14,415,582	8,929,917
Accrued interest receivable	2,250,855	2,443,141
Foreclosed assets held-for-sale	887,397	1,450,507
Total assets	$ 556,017,271	$ 575,718,997
Liabilities:		
Deposits:		
Interest-bearing	$ 388,103,880	$ 361,869,281
Non-interest-bearing	70,890,578	71,442,651
Total deposits	458,994,458	433,311,932
Accrued interest payable and other liabilities	2,815,159	3,316,710
Short-term borrowings	16,533,107	38,129,704
Long-term debt	32,000,000	52,000,000
Total liabilities	510,342,724	526,758,346
Shareholders' equity:		
Preferred stock authorized 5,000,000 shares with no par value; none issued	-	-
Capital stock, no par value (10,000,000 shares authorized; shares issued and outstanding; 2,105,860 in 2009; and 2,075,182 shares issued and 2,062,927 shares outstanding in 2008)	19,982,677	19,410,306
Treasury stock, at cost (no shares in 2009; 12,255 shares in 2008)	-	(351,665)
Retained earnings	34,886,265	38,126,250
Accumulated other comprehensive loss	(9,194,395)	(8,224,240)
Total shareholders' equity	45,674,547	48,960,651
Total liabilities and shareholders' equity	$ 556,017,271	$ 575,718,997

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income:			
Loans and leases:			
Taxable	$ 25,521,742	$ 27,194,191	$ 28,765,640
Nontaxable	447,802	370,097	469,389
Interest-bearing deposits with financial institutions	589	3,173	8,865
Investment securities:			
U.S. government agency and corporations	2,387,192	4,408,437	4,264,152
States and political subdivisions (nontaxable)	1,072,027	648,000	498,335
Other securities	468,604	1,246,403	1,170,063
Federal funds sold	11,317	91,133	102,913
Total interest income	29,909,273	33,961,434	35,279,357
Interest expense:			
Deposits	7,895,576	11,118,194	13,369,992
Securities sold under repurchase agreements	27,959	102,577	465,391
Other short-term borrowings and other	34,602	276,407	504,972
Long-term debt	2,838,717	3,186,955	3,319,720
Total interest expense	10,796,854	14,684,133	17,660,075
Net interest income	19,112,419	19,277,301	17,619,282
Provision for loan losses	5,050,000	940,000	(60,000)
Net interest income after provision for loan losses	14,062,419	18,337,301	17,679,282
Other income:			
Service charges on deposit accounts	2,630,190	2,901,156	3,007,365
Fees and other service charges	1,940,912	1,818,901	1,797,253
Gain (loss) on sale or disposal of:			
Loans	1,059,876	260,940	159,441
Investment securities	10,695	25,428	79
Premises and equipment	(43,027)	(35,658)	97,518
Foreclosed assets held-for-sale	40,195	43,199	143,559
Write-down of foreclosed assets held-for-sale	(177,560)	-	-
Impairment losses on investment securities:			
Other-than-temporary impairment on investment securities	(12,050,257)	(435,665)	-
Non-credit related losses on investment securities not expected to be sold (recognized in other comprehensive income/(loss))	8,750,163	-	-
Net impairment losses on investment securities recognized in earnings	(3,300,094)	(435,665)	-
Total other income	2,161,187	4,578,301	5,205,215
Other expenses:			
Salaries and employee benefits	9,763,430	9,869,866	8,705,698
Premises and equipment	3,556,862	3,251,453	3,156,372
Advertising	524,868	717,685	684,732
Other	5,395,965	4,371,679	4,089,958
Total other expenses	19,241,125	18,210,683	16,636,760
(Loss) income before income taxes	(3,017,519)	4,704,919	6,247,737
(Credit) provision for income taxes	(1,617,314)	1,068,971	1,636,165
Net (loss) income	$ (1,400,205)	$ 3,635,948	$ 4,611,572
Per share data:			
Net (loss) income - basic	$ (0.67)	$ 1.76	$ 2.23
Net (loss) income - diluted	$ (0.67)	$ 1.76	$ 2.23
Dividends	$ 1.00	$ 1.00	$ 0.93

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 30, 2009, 2008 and 2007

	Capital stock		Treasury stock		Retained	Accumulated other comprehensive	
	Shares	Amount	Shares	Amount	earnings	income (loss)	Total
Balance, December 31, 2006	2,057,433	$ 18,702,537	-	$ -	$ 33,874,118	$ (964,792)	$ 51,611,863
Total comprehensive income:							
Net income					4,611,572		4,611,572
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						(16,258)	(16,258)
Change in cash flow hedge intrinsic value						384,824	384,824
Comprehensive income							4,980,138
Issuance of common stock through Employee Stock Purchase Plan	2,266	67,820					67,820
Dividends reinvested through Dividend Reinvestment Plan	13,230	437,145					437,145
Stock-based compensation expense		15,861					15,861
Cash dividends declared					(1,921,533)		(1,921,533)
Balance, December 31, 2007	2,072,929	$ 19,223,363	-	$ -	$ 36,564,157	$ (596,226)	$ 55,191,294
Total comprehensive loss:							
Net income					3,635,948		3,635,948
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						(7,848,766)	(7,848,766)
Change in cash flow hedge intrinsic value						220,752	220,752
Comprehensive loss							(3,992,066)
Issuance of common stock through Employee Stock Purchase Plan	2,253	57,891					57,891
Dividends reinvested through Dividend Reinvestment Plan			2,745	78,770	(5,175)		73,595
Stock-based compensation expense		129,052					129,052
Purchase of treasury stock			(15,000)	(430,435)			(430,435)
Cash dividends declared					(2,068,680)		(2,068,680)
Balance, December 31, 2008	2,075,182	$ 19,410,306	(12,255)	$ (351,665)	$ 38,126,250	$ (8,224,240)	$ 48,960,651
Cumulative effect of change in accounting principle					350,720	(350,720)	-
Total comprehensive loss:							
Net loss					(1,400,205)		(1,400,205)
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						5,762,165	5,762,165
Non-credit related impairment losses on investment securities not expected to be sold, net of tax effects						(5,775,107)	(5,775,107)
Change in cash flow hedge intrinsic value						(606,493)	(606,493)
Comprehensive loss							(2,019,640)
Issuance of common stock through Employee Stock Purchase Plan	1,701	40,569					40,569
Purchase of treasury stock			(2,500)	(56,505)			(56,505)
Dividends reinvested through Dividend Reinvestment Plan	28,977	527,294	14,755	408,170	(112,329)		823,135
Stock-based compensation expense		4,508					4,508
Cash dividends declared					(2,078,171)		(2,078,171)
Balance, December 30, 2009	2,105,860	$ 19,982,677	-	$ -	$ 34,886,265	$ (9,194,395)	$ 45,674,547

See notes to consolidated financial statements

FIDELITY DEPOSIT & DISCOUNT BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	$ (1,400,205)	$ 3,635,948	$ 4,611,572
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation, amortization and accretion	1,603,459	611,429	1,130,274
Provision (credit) for loan losses	5,050,000	940,000	(60,000)
Deferred income tax (benefit) expense	(1,776,033)	(2,941)	78,838
Stock-based compensation expense	4,508	129,052	15,861
Loss from investment in limited partnership	40,961	80,400	80,400
Proceeds from sale of loans available-for-sale	98,391,716	47,230,437	16,399,530
Originations of loans available-for-sale	(87,896,403)	(14,754,219)	(16,945,339)
Write-down of foreclosed assets held-for-sale	177,560	-	-
Increase in cash surrender value of life insurance	(309,372)	(319,121)	(310,702)
Net gain on sale of loans	(1,059,876)	(260,940)	(159,441)
Net gain on sale of investment securities	(10,695)	(25,428)	(79)
Net gain on sale of foreclosed assets held for sale	(40,195)	(43,199)	(143,559)
Loss (gain) on disposal of equipment	43,027	35,658	(97,518)
Other-than-temporary impairment on securities	3,300,094	435,665	-
Change in:			
Accrued interest receivable	(26,435)	48,394	1,880
Other assets	(3,797,337)	(1,122,487)	(8,933)
Accrued interest payable and other liabilities	(499,931)	(829,539)	(29,680)
Net cash provided by operating activities	11,794,843	35,789,109	4,563,104
Cash flows from investing activities:			
Held-to-maturity securities:			
Proceeds from maturities, calls and principal pay-downs	200,697	237,303	421,096
Available-for-sale securities:			
Proceeds from sale	5,075,325	48,402,457	3,818,914
Proceeds from maturities, calls and principal pay-downs	39,348,330	31,969,469	12,001,895
Purchases	(39,614,223)	(53,111,087)	(38,399,150)
Net (increase) decrease in FHLB stock	-	(1,478,200)	492,200
Net increase in loans and leases	(3,890,584)	(48,759,407)	(4,517,367)
Acquisition of bank premises and equipment	(1,068,538)	(3,950,934)	(2,939,866)
Proceeds from sale of bank premises and equipment	2,323	600	453,186
Proceeds from sale of foreclosed assets held-for-sale	893,677	262,406	584,088
Net cash provided by (used in) investing activities	947,007	(26,427,393)	(28,085,004)
Cash flows from financing activities:			
Net increase in deposits	25,682,526	7,603,571	15,373,765
Net (decrease) increase in short-term borrowings	(21,596,597)	(1,526,650)	6,000,204
Proceeds from issuance of long-term debt advances	-	-	20,000,000
Repayments of long-term debt	(20,000,000)	(10,708,677)	(19,827,533)
Purchase of treasury stock	(56,505)	(430,435)	-
Proceeds from employee stock purchase plan	40,569	57,891	67,820
Dividends paid, net of dividends reinvested	(1,255,036)	(1,995,085)	(1,484,388)
Net cash (used in) provided by financing activities	(17,185,043)	(6,999,385)	20,129,868
Net (decrease) increase in cash and cash equivalents	(4,443,193)	2,362,331	(3,392,032)
Cash and cash equivalents, beginning	12,771,147	10,408,816	13,800,848
Cash and cash equivalents, ending	$ 8,327,954	$ 12,771,147	$ 10,408,816

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Fidelity D & D Bancorp, Inc. and its wholly-owned subsidiary, The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

The Company provides a full range of basic financial services to individuals, small businesses and corporate customers. Its primary market area is Lackawanna and Luzerne Counties, Pennsylvania. The Company's primary deposit products are demand deposits and interest-bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail and commercial customers. The Company is subject to regulation by the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of investment securities, the determination of and the amount of impairment in the securities portfolios and the related realization of the deferred tax assets on the allowance for loan losses and valuations of investment securities.

In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The Company's investment securities are comprised of a variety of financial instruments. The fair values of these securities are subject to various risks including changes in the interest rate environment and general economic conditions including illiquid conditions in the capital markets. Due to the increased level of these risks and their potential impact on the fair values of the securities, it is possible that the amounts reported in the accompanying financial statements could materially change in the near term including changes caused by other-than-temporary impairment, the recovery of which may not occur until maturity. Credit-related impairment is included as a component of non-interest income in the consolidated income statements while non-credit related impairment is charged to other comprehensive income, net of tax.

SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

The Company originates commercial, consumer, and mortgage loans to customers primarily located in Lackawanna and Luzerne Counties of Pennsylvania. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic sector in which the Company operates. The loan portfolio does not have any significant concentrations from one industry or customer.

HELD-TO-MATURITY SECURITIES

Debt securities, for which the Company has the positive intent and ability to hold to maturity, are reported at cost. Premiums and discounts are amortized or accreted, as a component of interest income over the life of the related security as an adjustment to yield using the interest method.

TRADING SECURITIES

Debt and equity securities held principally for resale in the near-term, or trading securities, are recorded at their fair values. Unrealized gains and losses are included in other income. The Company did not have any investment securities held for trading purposes during 2009, 2008 or 2007.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale (AFS) securities consist of debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value. Premiums and discounts are amortized or accreted as a component of interest income over the life of the related security as an adjustment to yield using the interest method. Unrealized holding gains and losses, including non-credit related other-than-temporary impairment (OTTI), on AFS securities are reported as a separate component of shareholders' equity, net of deferred income taxes, until realized. The net unrealized holding gains and losses are a component of accumulated other comprehensive (loss) income. Gains and losses from sales of securities AFS are determined using the specific identification method. Credit related OTTI is recorded as a reduction of the amortized cost of the impaired security. Net gains and losses from sales of securities and credit related OTTI are recorded as a component of other income in the consolidated statements of income.

FEDERAL HOME LOAN BANK STOCK

The Company, is a member of the Federal Home Loan Bank system, and as such is required to maintain an investment in capital stock of the Federal Home Loan Bank of Pittsburgh (FHLB). The amount the Company is required to invest is dependent upon the relative size of outstanding borrowings the Company has with the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. In December 2008, in order to preserve capital, the FHLB declared a suspension on the redemption of its stock and ceased payment of quarterly dividends. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. Based on the financial results of the FHLB for the year-ended December 31, 2009 and 2008, management believes that the suspension of both the dividend payments and excess capital stock redemptions is temporary in nature.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at face value, net of unamortized loan fees and costs and the allowance for loan losses. Interest on residential real estate loans is recorded on an amortized schedule. Commercial loan interest is accrued on the principal balance on an actual day basis. Interest on consumer loans is determined using the simple interest method.

Loans are generally placed on non-accrual status when principal or interest is past due 90 days or more. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current earnings. Any payments received on non-accrual loans are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

LOANS AVAILABLE-FOR-SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Unrealized gains are recognized but only to the extent of previous write-downs.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses. The allowance represents an amount which, in management's judgment, will be adequate to absorb losses on existing loans and leases that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of the loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, collateral value, overall portfolio quality and review of specific loans for impairment. Management applies two primary components during the loan review process to determine proper allowance levels; a specific loan loss allocation for loans that are deemed impaired; and a general loan loss allocation for those loans not specifically allocated based on historical charge-off history and qualitative factor adjustments for trends or changes in the loan portfolio. Delinquencies, changes in lending polices, local economic conditions are some of the items used for the qualitative factor adjustments. Loans considered uncollectible are charged against the allowance. Recoveries on loans previously charged off are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case by case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower's prior payment record. Impairment is measured on these loans on a loan by loan basis.

LEASES

Financing of equipment was provided to municipal customers under lease arrangements accounted for as direct financing leases. Income earned is based on a constant periodic return on the net investment in the lease.

TRANSFER OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

LOAN FEES

Nonrefundable loan origination fees and certain direct loan origination costs are recognized as a component of interest income over the life of the related loans as an adjustment to yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates.

BANK PREMISES AND EQUIPMENT

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improved property.

BANK OWNED LIFE INSURANCE

The Company is the owner and sole beneficiary of bank owned life insurance (BOLI) policies on certain employees. The earnings from the BOLI are recognized as a component of other income in the consolidated statements of income. The BOLI is an asset that can be liquidated, if necessary, with tax cost consequences. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in the cash surrender value.

FORECLOSED ASSETS HELD-FOR-SALE

Foreclosed assets held-for-sale are carried at the lower of cost or fair value less cost to sell. Losses from the acquisition of property in full and partial satisfaction of debt are treated as credit losses. Routine holding costs are included in other operating expenses. Write-downs for subsequent declines in value are recorded in other income as a component of gain or loss on sale of foreclosed assets held-for-sale. Gains or losses are recorded when the properties are sold.

STOCK OPTIONS

The Company has two stock-based compensation plans, which are described more fully in Note 9, "Stock Plans". The Company accounts for these plans under the recognition and measurement accounting principles, which requires the cost of share-based payment transactions be recognized in the financial statements. The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Sholes model to estimate the fair value of stock options.

TRUST AND FINANCIAL SERVICE FEES

Trust and financial service fees are recorded on the cash basis, which is not materially different from the accrual basis.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of short-term financial instruments, as listed below, approximates their fair value. These instruments generally have limited credit exposure, no stated or short-term maturities and carry interest rates that approximate market:

- Cash and cash equivalents;
- Non-interest bearing deposit accounts;
- Savings, NOW and money market accounts;
- Short-term borrowings and
- Accrued interest

Securities: With the exception of pooled trust preferred securities, fair values on the other investment securities are determined by prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. The fair values of pooled trust preferred securities is determined based on a present value technique (income valuation) as described in Note 3, "Investment Securities".

Loans and leases: The fair value of loans and leases are estimated by the net present value of the future expected cash flows discounted at the current offering rates.

Loans available-for-sale: For loans available-for-sale, the fair value is estimated using rates currently offered for similar loans and is typically obtained from the Federal National Mortgage Association (FNMA) or the Federal Home Loan of Pittsburgh (FHLB).

Certificates of deposit: The fair values of certificate of deposit accounts are based on discounted cash flows using rates which approximate the rates we offer for deposits of similar maturities.

Long-term debt: Fair value is estimated using the rates currently offered for similar borrowings.

Cash flow hedge: The carrying amount of interest rate contracts are based on pricing provided by a third party who considers observable interest rates, forward yield curves at commonly quoted intervals and volatility.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

DERIVATIVE INSTRUMENTS

As part of its asset/liability management program, from time-to-time the Company will utilize interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income (OCI) depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for hedge accounting treatment are designated as either: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Company has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statements in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives which qualify for hedge accounting. At inception of the hedge, the Company establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. The Company excludes the time value expiration of the hedge when measuring ineffectiveness.

CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and interest-bearing deposits with financial institutions.

For the years ended December 31, 2009, 2008, and 2007, the Company paid interest of $11,522,000, $15,030,000 and $18,306,000, respectively. For the years ended December 31, 2009, 2008, and 2007, the Company paid income taxes of $675,000, $1,250,000 and $1,500,000, respectively.

Transfers from loans to foreclosed assets held-for-sale amounted to $470,000, $1,564,000 and $352,000 in 2009, 2008, and 2007, respectively. Transfers from loans to loans available-for-sale amounted to $11,454,000 and $31,472,000 in 2009 and 2008, respectively. There were no transfers from loans to loans available-for-sale in 2007. Expenditures for construction in process, a component of other assets in the consolidated balance sheets, are included in acquisition of premises and equipment.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) and related tax effects are as follows:

	2009	2008	2007
Unrealized holding gains (losses) on available-for-sale securities	$ 8,741,249	$(11,866,642)	$ (24,554)
Loan reclassification adjustment for gains realized in income	(10,695)	(25,428)	(79)
Non-credit related impairment losses on investment securities	(8,750,163)	-	-
Net unrealized losses	(19,609)	(11,892,070)	(24,633)
Tax effect	6,667	4,043,304	8,375
Net of tax amount	(12,942)	(7,848,766)	(16,258)
Change in cash flow hedge intrinsic value	(606,493)	220,752	384,824
Total	$ (619,435)	$ (7,628,014)	$ 368,566

The components of accumulated other comprehensive loss consisted of:

	2009	2008	2007
Unrealized holding losses on available-for-sale securities	$ (3,068,568)	$ (8,830,733)	$ (981,967)
Non-credit related impairment losses on investment securities	(6,125,827)	-	-
Cash flow hedge intrinsic value	-	606,493	385,741
Accumulated other comprehensive loss	$ (9,194,395)	$ (8,224,240)	$ (596,226)

2. CASH

The Company is required by the Federal Reserve Bank to maintain average reserve balances based on a percentage of deposits. The amounts of those reserve requirements on December 31, 2009 and 2008 were $600,000 and $594,000, respectively.

Deposits with any one financial institution are insured up to $250,000. From time-to-time, the Company may maintain cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. INVESTMENT SECURITIES

Amortized cost and fair value of investment securities at December 31, 2009 and 2008 are as follows (dollars in thousands):

	2009			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
MBS - GSE residential	$ 709	$ 56	$ -	$ 765
Available-for-sale securities:				
Agency - GSE	$ 34,205	$ 4	$ 1,077	$ 33,132
Obligations of states and political subdivisions	23,013	394	137	23,270
Corporate bonds:				
Pooled trust preferred securities	18,794	-	13,552	5,242
MBS - GSE residential	13,418	401	71	13,748
Total debt securities	89,430	799	14,837	75,392
Equity securities - financial services	322	121	14	429
Total available-for-sale securities	$ 89,752	$ 920	$ 14,851	$ 75,821

	2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
MBS - GSE residential	$ 909	$ 31	$ -	$ 940
Available-for-sale securities:				
Agency - GSE	$ 45,824	$ 134	$ 2,451	$ 43,507
Obligations of states and political subdivisions	18,009	97	553	17,553
Corporate bonds:				
Pooled trust preferred securities	21,415	-	11,155	10,260
MBS - GSE residential	11,088	442	-	11,530
Total debt securities	96,336	673	14,159	82,850
Equity securities - financial services	322	122	16	428
Total available-for-sale	$ 96,658	$ 795	$ 14,175	$ 83,278

Most of the Company's debt securities are pledged to secure trust funds, public deposits, repurchase agreements, other short-term borrowings, Federal Reserve Bank of Philadelphia Discount Window borrowings and certain other deposits as required by law. Agency – GSE securities pledged on repurchase agreements are under the Company's control.

The amortized cost and fair value of debt securities at December 31, 2009 by contractual maturity are shown below (dollars in thousands):

	Amortized cost	Fair value
Held-to-maturity securities:		
MBS - GSE residential	$ 709	$ 765
Available-for-sale securities:		
Debt securities:		
Due in one year or less	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	7,590	7,532
Due after ten years	68,422	54,112
Total debt securities	76,012	61,644
MBS - GSE residential	13,418	13,748
Total available-for-sale debt securities	$ 89,430	$ 75,392

Expected maturities will differ from contractual maturities because issuers and borrowers may have the right to call or repay obligations with or without call or prepayment penalty. Agency – GSE and municipal securities are included based on their original stated maturity. MBS – GSE residential, which are based on weighted-average lives and subject to monthly principal pay-downs, are listed in total.

The following table presents the fair value and gross unrealized losses of investments aggregated by investment type, the length of time and the number of securities that have been in a continuous unrealized loss position at December 31, 2009 and 2008 (dollars in thousands):

	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2009:						
Agency - GSE	$ 21,090	$ 291	$ 5,038	$ 786	$ 26,128	$ 1,077
Obligations of states and political subdivisions	3,534	115	2,600	22	6,134	137
Corporate bonds:						
Pooled trust preferred securities	-	-	5,242	13,552	5,242	13,552
MBS - GSE residential	5,055	71	-	-	5,055	71
Subtotal, debt securities	29,679	477	12,880	14,360	42,559	14,837
Equity securities - financial services	114	10	46	4	160	14
Total temporarily impaired securities	$ 29,793	$ 487	$ 12,926	$ 14,364	$ 42,719	$ 14,851
Number of securities	23		17		40	
December 31, 2008:						
Agency - GSE	$ 12,506	$ 1,878	$ 5,145	$ 573	$ 17,651	$ 2,451
Obligations of states and political subdivisions	8,154	496	1,455	57	9,609	553
Corporate bonds:						
Pooled trust preferred securities	2,235	2,352	8,025	8,803	10,260	11,155
MBS - GSE residential	17	-	-	-	17	-
Subtotal, debt securities	22,912	4,726	14,625	9,433	37,537	14,159
Equity securities - financial services	-	-	60	16	60	16
Total temporarily impaired securities	$ 22,912	$ 4,726	$ 14,685	$ 9,449	$ 37,597	$ 14,175
Number of securities	20		22		42	

As of December 31, 2009 the debt securities with unrealized losses have depreciated 25.9% compared to 27.4% at December 31, 2008. Management believes that the cause of the unrealized losses is related to changes in interest rates, instability in the capital markets or the limited trading activity due to illiquid debt market conditions and is not directly related to credit quality, which is consistent with its past experience. Nearly all of the securities in the portfolio have fixed rates or have predetermined scheduled rate changes, and many have call features that allow the issuer to call the security at par before its stated maturity without penalty.

Management conducts a formal review of investment securities on a quarterly basis for the presence of other-than-temporary-impairment (OTTI). The accounting guidance related to OTTI, adopted in 2009, requires the Company to assess whether OTTI is present when the fair value of a debt security is less than its amortized cost at the balance sheet date. Under these circumstances, OTTI is considered to have occurred if: (1) the entity has intent to sell the security; (2) more likely than not the entity will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost.

The newly adopted guidance requires that credit-related OTTI be recognized in earnings while non-credit related OTTI on securities not expected to be sold be recognized in other comprehensive income (OCI). Non-credit related OTTI is based on other factors effecting market conditions, including illiquidity. Presentation of OTTI is made in the consolidated statements of income on a gross basis with an offset for the amount of non-credit related OTTI recognized in OCI. Non-credit related OTTI recognized in earnings prior to April 1, 2009 has been reclassified from retained earnings to accumulated OCI as a cumulative effect adjustment.

The Company's OTTI evaluation process also follows the guidance set forth in topics related to debt and equity securities. The guidance set forth in these pronouncements require the Company to take into consideration current market conditions, fair value in relationship to cost, extent and nature of changes in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, all available information relevant to the collectability of debt securities, the ability and intent to hold investments until a recovery of fair value, which may be maturity, and other factors when evaluating for the existence of OTTI. This guidance also eliminates the requirement that a holder's best estimate of cash flows is based upon those that a market participant would use. Instead, the guidance requires that OTTI be recognized as a realized loss through earnings when there has been an adverse change in the holder's expected cash flows such that the full amount (principal and interest) will probably not be received. This requirement is consistent with the impairment model in the guidance for accounting for debt and equity securities.

For all security types discussed below where no OTTI is considered necessary at December 31, 2009, the Company applied the criteria provided in the recognition and presentation of OTTI guidance. That is, management has no intent to sell the securities and no conditions were identified by management that more likely than not would require the Company to sell the securities before recovery of their amortized cost basis.

Agency - GSE and MBS - GSE residential

Agency – GSE and MBS – GSE residential securities consist of medium and long-term notes issued by Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), Federal Home Loan Bank (FHLB) and Government National Mortgage Association (GNMA). These securities have interest rates that are largely fixed-rate issues, have varying mid- to long-term maturity dates and have contractual cash flows guaranteed by the U.S. government or agencies of the U.S. government. In the latter half of 2008, the U.S. Government provided substantial liquidity to FNMA and FHLMC to bolster their creditworthiness.

Obligations of states and political subdivisions

The municipal securities are bank qualified, general obligation bonds rated as investment grade by various credit rating agencies and have fixed rates of interest with mid- to long-term maturities. Fair values of these securities are highly driven by interest rates. Management performs ongoing credit quality reviews on these issues.

In all of the above security types, the decline in fair value is attributable to changes in interest rates and not credit quality. As such, no OTTI is considered necessary for these securities as of December 31, 2009.

Pooled trust preferred securities

A Pooled Trust Preferred Collateralized Debt Obligation (CDO) is a type of investment security collateralized by trust preferred securities (TPS) issued by banks, insurance companies and real estate investment trusts (REITs). The primary collateral type is a TPS issued by a bank. A TPS is a hybrid security with both debt and equity characteristics such as the ability to voluntarily defer interest payments for up to 20 consecutive quarters. A TPS is considered a junior security in the capital structure of the issuer.

There are various tranches or investment classes issued by the CDO with the most senior tranche having the lowest yield but the most protection from credit losses compared to other tranches that are subordinate. Losses are generally allocated from the lowest tranche with the equity component holding the most risk and then subordinate tranches in reverse order up to the senior tranche. The allocation of losses is defined in the indenture when the CDO was formed.

Unrealized losses in the pooled trust preferred securities (PreTSLs) were caused mainly by the following factors: (1) collateral deterioration due to bank failures and credit concerns across the banking sector; (2) widening of credit spreads and (3) illiquidity in the market. The Company's review of these securities, in accordance with the previous discussion, determined that in 2009 credit-related OTTI be recorded on five holdings of these securities all of which are in the AFS securities portfolio.

The following table summarizes the amount of credit-related OTTI recognized in earnings under the new guidance for 2009 and the amount of credit- and non-credit related OTTI recognized in earnings under the former guidance for 2008 by security during the periods indicated (dollars in thousands):

	Twelve months ended December 31,	
	2009	2008
Pooled trust preferred securities:		
PreTSL VII, Mezzanine	$ 674	$ 430
PreTSL IX, B1, B3	690	-
PreTSL XV, B1	154	-
PreTSL XVI, C	1,275	-
PreTSL XXV, C1	507	-
Equity securities	-	6
Total	$ 3,300	$ 436

The following table is a tabular roll-forward of the amount of credit-related OTTI recognized in earnings (dollars in thousands):

	Twelve months ended December 31, 2009		
	HTM	AFS	Total
Beginning balance of credit-related OTTI	$ -	$ (429)	$ (429)
Reduction - cumulative effect of accounting change	-	531	531
Additions for credit-related OTTI not previously recognized	-	(2,626)	(2,626)
Additional credit-related OTTI previously recognized when there is no intent to sell before recovery of amortized cost basis	-	(674)	(674)
Ending balance of credit-related OTTI	$ -	$ (3,198)	$ (3,198)

To determine the ending balance of credit-related OTTI, the Company used discounted present value cash flow analysis and compared the results with the bond's face value. The analysis considered the following assumptions: the discount rate which equated to the discount margin for each tranche (credit spread) at the time of purchase which was then added to the appropriate three-month libor forward rate obtained from the forward libor curve; historical average default rates obtained from the FDIC for U.S. Banks and Thrifts for the period spanning 1988 to 1991 increased by a factor of three and rolled forward to project a rate of default of approximately one-third; the default rate was reduced by the actual deferrals / defaults experienced in all preferred term securities for the full year 2008 and the first nine months of 2009; the remaining 10% estimated default rate was then stratified with higher default rates occurring in the beginning regressing to normal in 2011 with an estimated 15% recovery by way of a two year lag; and no prepayments with receipt of principal at maturity. The present value of PreTSL VII as modeled resulted in cash flow of $777,000 as of April 1, 2009, or approximately $224,000 below the bond's face value of $1,001,000. Upon adoption, the recognition and presentation of OTTI guidance in the second quarter of 2009, and as a result of the credit-related OTTI determination, the $531,000 non-credit related portion of OTTI that existed prior to April 1, 2009, or $351,000 after tax, was reclassified from retained earnings to OCI as a cumulative effect adjustment.

Two of the Company's initial mezzanine holdings (PreTSLs IV and V) are now senior tranches and the remaining holdings are mezzanine tranches. As of December 31, 2009, none of the pooled trust preferred securities were investment grade. At the time of initial issue, the subordination in the Company's tranches ranged in size from approximately 8.0% to 25.2% of the total principal amount of the respective securities and no more than 5% of any pooled trust preferred security consisted of a security issued by any one bank and 4% for insurance companies. As of December 31, 2009, management estimates the subordination in the Company's tranches ranging from 0% to 19.0% of the current performing collateral. During the fourth quarter of 2009, PreTSLs VII, XV, XVI and XXV with a combined book value of $3.6 million and corresponding fair value of $0.6 million were placed on non-accrual status. Each of these securities have impairment of principal and interest was "paid-in-kind". Each of the other issues will be evaluated quarterly for the presence of these two conditions and placed on non-accrual status if necessary.

The following table provides additional information with respect to the Company's pooled trust preferred securities as of December 31, 2009:

Deal	Class	Book value	Fair value	Unrealized loss	Moody's / Fitch ratings [1]	Current number of banks / insurance companies	Actual deferrals and defaults $(000)	Actual deferrals and defaults as a % of current collateral	Excess subordination $(000)	Excess subordination [2] as a % of current performing collateral	Effective subordination [3] as a % of current performing collateral
Pre TSL IV	Mezzanine	$ 609,971	$ 440,643	$ (169,328)	Ca / CCC	6 / -	18,000	27.1	9,760	19.0	33.1
Pre TSL V	Mezzanine	276,694	167,566	(109,128)	Ba3 / C	4 / -	18,950	43.1	None	N/A	N/A
Pre TSL VII	Mezzanine	431,869	219,403	(212,466)	Ca / C	19 / -	142,000	62.6	None	N/A	N/A
Pre TSL IX	B-1,B-3	2,810,338	1,101,100	(1,709,238)	Ca / C	49 / -	126,510	28.1	None	N/A	N/A
Pre TSL XI	B-3	2,391,182	965,000	(1,426,182)	Ca / C	65 / -	114,250	19.0	None	N/A	9.4
Pre TSL XV	B-1	1,359,562	296,737	(1,062,825)	Ca / C	63 / 9	141,050	23.6	None	N/A	1.6
Pre TSL XVI	C	1,289,741	65,122	(1,224,619)	Ca / C	49 / 7	182,270	31.7	None	N/A	N/A
Pre TSL XVII	C	1,001,574	91,012	(910,562)	Ca / C	50 / 7	95,840	19.9	None	N/A	7.7
Pre TSL XVIII	C	1,003,885	123,578	(880,307)	Ca / C	66 / 14	134,640	19.9	None	N/A	7.6
Pre TSL XIX	C	2,537,026	477,461	(2,059,565)	Ca / C	60 / 14	115,000	16.4	None	N/A	11.6
Pre TSL XXIV	B-1	2,198,696	499,473	(1,699,223)	Caa3 / CC	80 / 13	309,300	29.4	None	N/A	15.7
Pre TSL XXV	C-1	506,673	2,128	(504,545)	Ca / C	64 / 9	271,600	31.0	None	N/A	N/A
Pre TSL XXVII	B	2,376,455	792,621	(1,583,834)	Caa3 / B	42 / 7	69,300	21.0	10,833	4.2	25.4
		$ 18,793,666	$ 5,241,844	$ (13,551,822)							

(1) All ratings have been updated through February 12, 2010.
(2) Excess subordination represents the excess (if any) of the amount of performing collateral over the given class of bonds.
(3) Effective subordination represents the estimated percentage of the performing collateral that would need to defer or default at the next payment in order to trigger a loss of principal or interest. This differs from excess subordination in that it considers the effect of excess interest earned on the performing collateral.

For a further discussion on the fair value of the Company's financial instruments, see Note 12, "Fair Value of Financial Instruments and Derivatives".

Gross realized gains and losses on sales of available-for-sale securities, determined using specific identification of the securities were as follows:

	2009	2008	2007
Gross realized gain	$ 84,989	$ 113,070	$ 18,853
Gross realized loss	74,294	87,642	18,774
Net gain	$ 10,695	$ 25,428	$ 79

4. LOANS AND LEASES

The classifications of loans and leases at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Real estate:		
Commercial	$ 186,726,196	$ 164,772,236
Residential	71,001,298	98,510,562
Construction	10,125,354	11,426,978
Commercial and industrial	76,787,809	80,707,756
Consumer	85,689,831	85,091,205
Direct financing leases	367,169	443,957
Total	430,697,657	440,952,694
Less:		
Allowance for loan losses	7,573,603	4,745,234
Loans and leases, net	$ 423,124,054	$ 436,207,460

Net deferred loan costs of $495,000 and $629,000 have been added to the carrying values of loans at December 31, 2009 and 2008, respectively.

The Company services real estate loans for investors in the secondary mortgage market which are not included in the accompanying consolidated balance sheets. The approximate amount of mortgages serviced amounted to $157,516,000 as of December 31, 2009 and $95,856,000 as of December 31, 2008.

Information related to impaired and past due loans as of December 31 is as follows:

	2009	2008
At December 31:		
Non-accrual loans	$ 12,329,337	$ 3,493,169
Other impaired loans	20,312	186,774
Total impaired loans	$ 12,349,649	$ 3,679,943
Amount of impaired loans that have a specific allowance	$ 5,635,548	$ 2,571,851
Amount of impaired loans with no specific allowance	6,714,101	1,108,092
Allowance for impaired loans	793,267	630,093
Accruing loans that are contractually past due as to principal or interest:		
Past due 90 days or more	554,806	604,140
Past due 30-89 days	5,173,394	1,858,481
During the year ended December 31:		
Average investment in impaired loans	7,951,402	4,372,742
Interest income recognized on impaired loans	41,645	327,063
Interest income recognized on impaired loans (cash basis)	31,495	310,899

Information related to the changes in the allowance for loan losses as of December 31 is as follows:

	2009	2008	2007
Balance, beginning	$4,745,234	$4,824,401	$5,444,303
Recoveries	47,495	109,703	161,861
Provision (credit) for loan losses	5,050,000	940,000	(60,000)
Losses charged to allowance	(2,269,126)	(1,128,870)	(721,763)
Balance, ending	$7,573,603	$4,745,234	$4,824,401

5. BANK PREMISES AND EQUIPMENT

Components of bank premises and equipment at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Land	$ 2,072,048	$ 2,072,048
Bank premises	9,686,913	9,683,614
Furniture, fixtures and equipment	10,228,790	10,096,550
Leasehold improvements	4,836,002	4,820,202
Total	26,823,753	26,672,414
Less accumulated depreciation and amortization	11,461,943	10,616,052
Bank premises and equipment, net	$ 15,361,810	$ 16,056,362

Depreciation expense, which includes amortization of leasehold improvements, was $1,557,000, $1,362,000 and $1,297,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company leases its Green Ridge, Scranton, West Pittston, Moosic, Kingston, Peckville, Clarks Summit and Eynon branches under the terms of operating leases. Rental expense was $401,000 in 2009, $392,000 in 2008 and $435,000 in 2007. In 2009, the Company closed its Wyoming Ave., Scranton branch but continues to pay monthly lease payments under an operating lease agreement that expires in 2024. The Company is searching for a tenant to fill the vacant space to help offset the rental cost. In 2008, the Company closed its Pittston branch. The future minimum rental payments at December 31, 2009 under these leases are as follows:

Year ending December 31	Amount
2010	$ 357,415
2011	359,717
2012	335,018
2013	334,950
2014	334,950
2015 and thereafter	3,492,839
Total	$ 5,214,889

6. DEPOSITS

At December 31, 2009, the scheduled maturities of certificates of deposit including certificates reciprocated in the Certificate of Deposit Account Registry Service (CDARS) program are as follows:

2010	$ 81,854,344	55.2 %
2011	30,453,680	20.6
2012	24,339,350	16.4
2013	3,461,321	2.3
2014	6,553,909	4.4
2015 and thereafter	1,587,304	1.1
	$ 148,249,908	100.0 %

Excluding the $8,748,000 through CDARS, certificate of deposit accounts of $100,000 or more aggregated $54,941,000 and $74,250,000 at December 31, 2009 and 2008, respectively. Certificate of deposit accounts of $250,000 or more aggregated $20,641,000 and $35,108,000 at December 31, 2009 and 2008, respectively.

Investment securities with a fair value of $35,253,000 and letters of credit with a notional amount of $255,000 as of December 31, 2009 were pledged as collateral to secure public deposits and trust funds.

7. SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Overnight borrowings	$ 8,573,000	$ 25,668,000	$ 18,950,000
Securities sold under repurchase agreements	7,746,597	11,411,939	20,504,408
Demand note, U.S. Treasury	213,510	1,049,765	201,946
Total	$ 16,533,107	$ 38,129,704	$ 39,656,354

The maximum and average amounts of short-term borrowings outstanding and related interest rates for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Maximum outstanding at any month end	Average outstanding	Weighted-average rate during the year	Rate at year-end
2009				
Overnight borrowings	$ 29,133,000	$ 4,896,685	0.66%	0.65%
Repurchase agreements	10,130,515	8,743,015	0.32%	0.30%
Demand note, U.S. Treasury	985,663	525,807	0.00%	0.00%
Total	$ 40,249,178	$ 14,165,507		
2008				
Overnight borrowings	$ 29,960,000	$ 12,314,584	2.13%	0.62%
Repurchase agreements	17,210,316	12,074,345	0.85%	0.33%
Demand note, U.S. Treasury	1,049,765	509,715	1.85%	0.00%
Total	$ 48,220,081	$ 24,898,644		
2007				
Overnight borrowings	$ 30,795,000	$ 8,781,767	5.17%	4.24%
Repurchase agreements	21,678,303	19,579,632	2.38%	1.94%
Demand note, U.S. Treasury	1,057,677	523,018	6.19%	3.60%
Total	$ 53,530,980	$ 28,884,417		

Overnight borrowings may include Fed funds purchased from correspondent banks and open repurchase agreements with the FHLB. Securities sold under agreements to repurchase (repurchase agreements) are non-insured interest-bearing liabilities that have a perfected security interest in qualified investment securities of the Company. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The carrying value of the underlying qualified investment securities was approximately $10,151,000, $11,866,000 and $22,000,000 at December 31, 2009, 2008 and 2007, respectively. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The U. S. Treasury demand note is generally repaid within 1 to 90 days.

At December 31, 2009, the Company had approximately $138,346,000 available to borrow from the FHLB, $30,000,000 from correspondent banks and approximately $960,000 that it could borrow at the Discount Window from the Federal Reserve Bank of Philadelphia. There were no outstanding borrowings from the Federal Reserve Bank Discount Window at December 31, 2009, 2008 or 2007.

8. LONG-TERM DEBT

Long-term debt consists of outstanding advances from the FHLB of $32,000,000 and $52,000,000 as of December 31, 2009 and 2008, respectively. These advances are secured by blanket liens on all real estate and commercial and industrial loans with a combined weighted valuation, for collateral purposes, of $179,174,000 as of September 30, 2009 that was in effect as of December 31, 2009.

At December 31, 2009, the maturities and weighted-average interest rates of long-term debt are as follows:

Year ending December 31,	Amount	Rate
2010	$ 11,000,000	5.59 %
2013	5,000,000	3.61
2016	16,000,000	5.26
Total	$ 32,000,000	5.11 %

All of the long-term debt outstanding as of December 31, 2009 consisted of convertible select FHLB advances that have fixed interest rates but may adjust quarterly should market rates increase beyond the issues' original or strike rates. Significant prepayment penalties attached to the borrowings is a deterrent from paying off the high cost advances. However, in the event underlying market rates rise above the rates currently paid on these borrowings, the FHLB rate will convert to a floating rate and the Company has the option at that time to repay or to renegotiate the converted advance. During 2009, the Company paid off $20,000,000 of FHLB advances; $10,000,000 of which was scheduled to mature in 2010.

9. STOCK PLANS

The Company has two stock-based compensation plans (the stock option plans). The stock option plans were shareholder-approved and permit the grant of share-based compensation awards to its directors, key officers and certain other employees. The Company believes that these stock option plans better align the interest of its directors, key officers and employees with the interest of its shareholders. The Company further believes that the granting of share-based awards under the provisions of the stock option plans is necessary to retain the knowledge base, continuity and expertise of its directors, key officers and employees. In the stock option plans, directors, key officers and certain other employees are eligible to be awarded stock options to purchase the Company's common stock at the fair market value on the date of grant.

The Company established the 2000 Independent Directors Stock Option Plan (the Directors Plan) and reserved 55,000 shares of its un-issued capital stock for issuance to its directors. In the Directors Plan, no stock options were awarded during 2009 or 2008 and 17,500 options were awarded in 2007. As of December 31, 2009, there were 27,400 unexercised stock options outstanding under this plan.

The Company has also established the 2000 Stock Incentive Plan (the Incentive Plan) and reserved 55,000 shares of its un-issued capital stock for issuance to key officers and certain other employees. In the Incentive Plan, no stock options were awarded during 2009, and 2,000 and 5,000 stock options were granted in 2008 and 2007, respectively. As of December 31, 2009, there were 10,190 unexercised stock options outstanding under this plan.

A summary of the status of the Company's stock option plans as of December 31, 2009, December 31, 2008 and December 31, 2007 and changes during the periods are presented in the following table:

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (yrs)
Outstanding and exercisable, December 31, 2006	20,680	$ 32.64	4.3
Granted	22,500	28.90	
Exercised	-	-	
Forfeited	-	-	
Outstanding and exercisable, December 31, 2007	43,180	30.69	6.8
Granted	2,000	26.90	
Exercised	-	-	
Forfeited	(2,200)	31.85	
Outstanding and exercisable, December 31, 2008	42,980	30.46	6.1
Granted	-	-	
Exercised	-	-	
Forfeited	(5,390)	31.61	
Outstanding, December 31, 2009	37,590	$ 30.29	5.6
Exercisable, December 31, 2009	37,590	$ 30.29	

In the above table, the weighted-average exercise price includes options with exercise prices ranging from $26.05 to $36.59. Also in the above table, options that are fully vested are included in the amounts that are exercisable as of December 31, 2009.

As of December 31, 2009 and 2008, no intrinsic value (stock options with fair values that exceeded their exercise or strike price) existed. The intrinsic value as of December 31, 2007 was $1,200.

Under the stock option plans, options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. The awards vest based on six months of continuous service from the date of grant and have 10-year contractual terms. Generally, all shares that are granted become fully vested.

The Company does not have stock options that are traded on organized capital exchanges. As such, the estimated fair value of options awarded under its stock option plans is determined, on the date of grant, using the Black-Scholes Option Pricing Valuation Model (the model). There were no options granted in 2009. For the options granted in 2008 and 2007, the model incorporated the following assumptions:

	2008	2007
Expected volatility	26.31%	25.36%
Expected dividend	3.72%	3.46%
Risk-free interest rate	2.77%	3.57%
Expected term	5.25 years	5.25 years

The expected volatility was determined based on the daily five-year historical volatility of the Company's stock. Management believes the five-year historical volatility measurement closely resembles the fluctuation of its stock value under most economic conditions and cycles. Because of the relatively short vesting period, the model assumes that all options granted will fully vest. The risk-free rate is for the period within the expected term of the options based on the U.S. Treasury yield curve. The Company used the simplified method to determine the term in which options are expected to be outstanding. The Company does not have sufficient historical share option exercise experience upon which to estimate expected term and therefore used the simplified method.

The following tables illustrate stock-based compensation expense recognized during the years ended December 31, 2009, 2008 and 2007 and the unrecognized stock-based compensation expense as of December 31 of the corresponding year-end dates. Stock-based compensation expense is a component of salaries and employee benefits in the consolidated income statements:

	2009	2008	2007
Stock-based compensation expense:			
Director's Plan	$ -	$ 90,550	$ 6,925
Incentive Plan	-	35,562	1,978
Total	$ -	$ 126,112	$ 8,903

	2009	2008	2007
Unrecognized stock-based compensation expense:			
Director's Plan	$ -	$ -	$ 90,550
Incentive Plan	-	-	25,872
Total	$ -	$ -	$ 116,422

The following table summarizes the per share weighted-average fair value of options granted:

	2008		2007	
	Options granted	**Weighted-average grant date fair value**	**Options granted**	**Weighted-average grant date fair value**
Director's Plan	-	$ -	17,500	$ 5.57
Incentive Plan	2,000	4.85	5,000	5.57
Total	2,000	$ 4.85	22,500	$ 5.57

There were no options granted in 2009 and as of December 31, 2009 there were no unvested options.

In addition to the two stock option plans, the Company has established the 2002 Employee Stock Purchase Plan (the ESPP) and has reserved 110,000 shares of its un-issued capital stock for issuance under the plan. The plan was designed to promote broad-based employee ownership of the Company's stock. Under the ESPP, employees use automatic payroll withholdings to purchase the Company's capital stock at a discounted price based on the fair market value of the capital stock on either the commencement date or termination date. At December 31, 2009, 12,271 shares have been issued under the ESPP. The ESPP is considered a compensatory plan and as such, is required to comply with the provisions of authoritative accounting guidance. The Company recognizes compensation expense on its ESPP on the date the shares are purchased. For the years ended December 31, 2009, 2008 and 2007, compensation expense related to the ESPP approximated $5,000, $3,000 and $7,000, respectively, and is included as a component of salaries and employee benefits in the consolidated statements of income. For the year ended December 31, 2010, the Company expects to issue approximately 4,754 shares and recognize compensation expense of $7,000.

The Company also established the dividend reinvestment plan (the DRP) for its shareholders. The plan is designed to avail the Company's stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the DRP plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company's previously acquired treasury stock. The Company has reserved 300,000 shares of its un-issued capital stock for issuance under the DRP. Until further notice and action of the Company's Board of Directors, additional shares of stock purchased directly from the Company through the DRP are issued at 90% of fair value as of the investment date. As of December 31, 2009, there were 200,353 shares available for future issuance.

10. INCOME TAXES

Pursuant to the accounting guidelines related to income taxes, the Company has evaluated its material tax positions as of December 31, 2009 and 2008. Under the "more-likely-than-not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. In periods subsequent to December 31, 2009, determinations of potentially adverse material tax positions will be evaluated to determine whether an uncertain tax position may have previously existed or has been originated. In the event an adverse tax position is determined to exist, penalty and interest will be accrued, in accordance with the Internal Revenue Service guidelines, and will be recorded as a component of other expenses in the Company's consolidated statements of income.

As of December 31, 2009, there were no unrecognized tax benefits that, if recognized, would significantly affect the Company's effective tax rate. Also, as of December 31, 2009, there were no penalties and interest recognized in the consolidated statements of income as a result of management's evaluation of whether an uncertain tax position may exist nor does the Company foresee a change in its material tax positions that would give rise to the non-recognition of an existing tax benefit during the forthcoming twelve months. Tax returns filed with the Internal Revenue Service are subject to review by law under a three-year statute of limitations. The Company has not received notification from the IRS regarding adverse tax issues from tax returns filed for tax years 2006, 2007 or 2008. The Company has not yet filed its income tax return for the year ended December 31, 2009.

The following temporary differences gave rise to the deferred tax asset (liability) at December 31, 2009 and 2008:

	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 2,575,024	$ 1,613,380
Unrealized losses on available-for-sale securities	4,736,506	4,549,165
Deferred interest from non-accrual assets	463,780	269,278
Other-than-temporary impairment on available-for-sale securities	1,089,484	148,126
Stock-based compensation	45,905	45,905
Retirement settlement reserve	57,861	32,365
Other	208,537	121,013
Total	9,177,097	6,779,232
Deferred tax liabilities:		
Depreciation	(466,933)	(272,108)
Loan fees and costs	(603,736)	(510,858)
Other	(307,284)	(160,496)
Total	(1,377,953)	(943,462)
Deferred tax asset, net	$ 7,799,144	$ 5,835,770

The (credit) provision for income taxes for the years ended December 31 are as follows:

	2009	2008	2007
Current	$ 158,719	$ 1,071,912	$ 1,557,327
Deferred	(1,776,033)	(2,941)	78,838
Total (credit) provision for income taxes	$(1,617,314)	$ 1,068,971	$ 1,636,165

The reconciliation between the expected statutory income tax and the actual provision for income taxes is as follows:

	2009	2008	2007
Expected provision at the statutory rate	$(1,025,956)	$ 1,599,672	$ 2,124,231
Tax-exempt income..	(511,488)	(371,360)	(348,903)
Nondeductible interest expense	45,713	41,542	47,385
Bank owned life insurance..	(105,186)	(108,501)	(105,639)
Nondeductible other expenses and other, net	25,409	25,319	36,792
Low income housing credits	(45,806)	(117,701)	(117,701)
Actual (credit) provision for income taxes	$(1,617,314)	$ 1,068,971	$ 1,636,165

11. RETIREMENT PLAN

The Company has a defined contribution profit sharing 401(k) plan covering substantially all of its employees. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to the plan approximated $357,000 in 2009, $351,000 in 2008 and $292,000 in 2007.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table represents the carrying amount and estimated fair value of the Company's financial instruments as of December 31 (dollars in thousands):

	2009		2008	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:				
Cash and cash equivalents	$ 8,328	$ 8,328	$ 12,771	$ 12,771
Held-to-maturity securities	709	765	910	940
Available-for-sale securities	75,821	75,821	83,278	83,278
FHLB Stock..	4,781	4,781	4,781	4,781
Loans and leases	423,124	420,908	436,207	438,838
Loans available-for-sale	1,221	1,233	84	85
Accrued interest	2,251	2,251	2,443	2,443
Financial liabilities:				
Deposit liabilities....................................	458,994	453,264	433,312	436,011
Short-term borrowings	16,533	16,533	38,130	38,130
Long-term debt......................................	32,000	35,017	52,000	57,230
Accrued interest	665	665	1,390	1,390
On-balance sheet derivative instrument:				
Cash flow hedge.....................................	-	-	636	636

The expanded accounting guidelines for fair value measurements was adopted by the Company in 2008. The guidelines establish a framework for measuring fair value and enhance disclosures about fair value measurements. The guidelines of fair value reporting instituted a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 inputs are quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 inputs are unobservable inputs based on our own assumptions to measure assets and liabilities at fair value. Level 3 pricing for securities may also include unobservable inputs based upon broker-traded transactions. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company uses fair value to measure certain assets and, if necessary, liabilities on a recurring basis when fair value is the primary measure for accounting. This is done for AFS securities, loans AFS and derivatives. Fair value is used on a non-recurring basis to measure certain assets when adjusting carrying values to market values, such as impaired loans.

The following tables illustrate the financial instruments measured at fair value on a recurring basis segregated by hierarchy fair value levels as of December 31, 2009 and December 31, 2008 (dollars in thousands):

		Fair value measurements at December 31, 2009:		
Assets:	Total carrying value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities:				
Agency - GSE	$ 33,132	$ -	$ 33,132	$ -
Obligations of states and political subdivisions	23,270	-	23,270	-
Corporate bonds:				
Pooled trust preferred securities	5,242	-	-	5,242
MBS - GSE residential	13,748	-	13,748	-
Equity securities - financial services	429	429	-	-
Total available-for-sale securities	75,821	429	70,150	5,242
Loans available-for-sale	1,221	-	1,221	-
Total	$ 77,042	$ 429	$ 71,371	$ 5,242

		Fair value measurements at December 31, 2008:		
Assets:	Total carrying value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities:				
Agency - GSE	$ 43,507	$ -	$ 43,507	$ -
Obligations of states and political subdivisions	17,553	-	17,553	-
Corporate bonds:				
Pooled trust preferred securities	10,260	-	-	10,260
MBS - GSE residential	11,530	-	11,530	-
Equity securities - financial services	428	428	-	-
Total available-for-sale securities	83,278	428	72,590	10,260
Loans available-for-sale	84	-	84	-
Derivative instrument	636	-	636	-
Total	$ 83,998	$ 428	$ 73,310	$ 10,260

Equity securities in the AFS portfolio are measured at fair value using quoted market prices for identical assets and are classified within Level 1 of the valuation hierarchy. Other than the Company's investment in corporate bonds, consisting of pooled trust preferred securities, all other debt securities in the AFS portfolio are measured at fair value using market quotations provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. The Company's pooled trust preferred securities include both observable and unobservable inputs to determine fair value and, therefore, are considered Level 3 inputs. In 2009, the accounting guidance related to fair value measurement was further expanded and provides guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity such as is the case with the Company's investment in pooled trust preferred securities. The requirements of fair value measurement also call for additional disclosures on fair value measurements and provide additional guidance on circumstances that may indicate that a transaction is not orderly.

For a further discussion on the fair value determination of the Company's investment in pooled trust preferred securities, see Note 3, "Investment Securities".

Loans AFS are measured for fair value from quotes received through secondary market sources, i.e., FNMA or FHLB, who provide pricing for similar assets with similar terms in actively traded markets. In the above table, loans AFS reflect the carrying value which is the lower of cost or market value. Derivative instruments, included in other assets, are measured at fair value from pricing provided by a third party who considers observable interest rates, forward yield curves at commonly quoted intervals and volatility.

The following table illustrates the changes in Level 3 financial instruments measured at fair value on a recurring basis for the years ended December 31, 2009 and December 31, 2008 (dollars in thousands):

	As of and for the twelve months ended December 31, 2009	As of and for the twelve months ended December 31, 2008
Assets:		
Balance at beginning of period	$ 10,260	$ 16,335
Realized / unrealized losses:		
in earnings	(3,300)	(430)
in comprehensive income loss	(2,397)	(9,958)
Purchases, sales, issuances and settlements,		
amortization and accretion, net	679	4,313
Balance at end of period................................	$ 5,242	$ 10,260

The following table illustrates the financial instruments measured at fair value on a nonrecurring basis segregated by hierarchy fair value levels (dollars in thousands):

	Fair value measurement at December 31, 2009			
	Total carrying value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Impaired loans	$ 4,842	$ 15	$ 4,447	$ 380

	Fair value measurement at December 31, 2008			
	Total carrying value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Impaired loans	$ 1,942	$ 12	$ 1,136	$ 794

Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secures the impaired loan include: quoted market prices for identical assets classified as Level 1 inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level 2 inputs. In cases where valuation techniques included inputs that are unobservable or are based on estimates and assumptions developed by management, with significant adjustments from the best information available under each circumstance, the asset valuations are classified as Level 3 inputs.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments. Because of the nature of these instruments, the fair value of these off-balance sheet items are not material.

As of December 31, 2009 and 2008, the notional amount of the Company's financial instruments with off-balance sheet risk were as follows (dollars in thousands):

	2009	2008
Off-balance sheet financial instruments:		
Commitments to extend credit	$ 79,365	$ 93,992
Standby letters of credit	9,046	3,968

Commitments to Extend Credit and Standby Letters of Credit

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company on extension of credit, is based on management's credit assessment of the customer.

Financial standby letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company's performance under the guarantee is required upon presentation by the beneficiary of the financial standby letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company was not required to recognize any liability in connection with the issuance of these financial standby letters of credit.

The following table summarizes outstanding financial letters of credit as of December 31, 2009 (dollars in thousands):

	Less than one year	**One to five years**	**Over five years**	**Total**
Secured by:				
Collateral..................................	$ 1,696	$ 6,020	$ 772	$ 8,488
Bank lines of credit	386	80	-	466
	2,082	6,100	772	8,954
Unsecured	87	5	-	92
Total.......................................	$ 2,169	$ 6,105	$ 772	$ 9,046

The Company has not incurred losses on its commitments in 2009, 2008 or 2007.

Interest Rate Floors, Caps and Swaps

As part of the Company's overall interest rate risk management strategy, the Company has adopted a policy whereby it may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps. During the fourth quarter of 2006, the Company entered into a three-year interest rate floor derivative agreement on $20,000,000 notional value of its prime-based loan portfolio. The transaction required the payment of a premium by the Company to the seller for the right to receive payments in the event national prime drops below a pre-determined level (strike rate), essentially converting floating rate loans to fixed rate loans when prime drops below the contractual strike rate. When purchased, the Company recorded an asset representing the fair value of the hedge. The Company has designated this agreement as a cash flow hedge pursuant to the current accounting principles. Accordingly, the change in the fair value of the instrument related to the hedge's intrinsic value, or approximately ($606,000) in 2009, $221,000 in 2008 and $385,000 in 2007 is recorded as a component of OCI in the consolidated statement of changes in shareholders' equity and the portion of the change in fair value related to the time value expiration, or approximately $29,000, $25,000 and $169,000 for the years ended December 31, 2009, 2008 and 2007 respectively, is recorded in the consolidated income statements as a reduction of interest income. No gain or loss has been recognized in earnings due to hedge ineffectiveness as of December 31, 2009, 2008 and 2007. The contract expired in the fourth quarter of 2009 and the Company was not required to reclassify any amount from OCI to earnings. As of December 31, 2008, the fair value of the derivative contract approximated $635,000 and was recorded as a component of other assets in the consolidated balance sheet.

The use of derivative instruments exposes the Company to credit risk in the event of non-performance by the agreement's counterparty to the derivative instrument. In the event of default by the counterparty, the Company would be subject to an economic loss that corresponds to the cost to replace the agreement. The Company controls the credit risk associated with the derivative instrument by engaging counterparties with high credit ratings, establishing counterparty exposure limits and monitoring procedures.

13. EARNINGS PER SHARE

Basic earnings (loss) per share (EPS) is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as basic EPS but reflects the potential dilution that could occur if stock options to issue additional common stock were exercised, which would then result in additional stock outstanding to share in or dilute the earnings of the Company. The Company maintains two share-based compensation plans that may generate additional potentially dilutive common shares. Generally, dilution would occur if Company-issued stock options were exercised and converted into common stock. There were no potentially dilutive shares outstanding as of December 31, 2009 and 20 and 386 potentially dilutive shares outstanding as of December 31, 2008 and 2007, respectively.

In the computation of diluted EPS, the Company uses the treasury stock method to determine the dilutive effect of its granted but unexercised stock options. Under this method, the assumed proceeds received from shares issued, in a hypothetical stock option exercise, are assumed to be used to purchase treasury stock. Pursuant to the accounting guidance for earnings per share, proceeds include: proceeds from the exercise of outstanding stock options; compensation cost for future service that the Company has not yet recognized; and any "windfall" tax benefits that would be credited directly to shareholders' equity when the grant generates a tax deduction (or a reduction in proceeds if there is a charge to equity). For a further discussion on the Company's stock plans, see Note 9, "Stock Plans", above.

The following data illustrates the data used in computing earnings per share and the effects on income and the weighted-average number of shares of potentially dilutive common stock for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Basic EPS:			
Net (loss) income available to common shareholders	$ (1,400,205)	$ 3,635,948	$ 4,611,572
Weighted-average common shares outstanding	2,080,507	2,068,851	2,066,683
Basic EPS..	$ (0.67)	$ 1.76	$ 2.23
Diluted EPS:			
Net (loss) income available to common shareholders	$ (1,400,205)	$ 3,635,948	$ 4,611,572
Weighted-average common shares outstanding	2,080,507	2,068,851	2,066,683
Diluted potential common shares	-	20	386
Weighted-average common shares and dilutive potential shares outstanding	2,080,507	2,068,871	2,067,069
Diluted EPS	$ (0.67)	$ 1.76	$ 2.23

14. REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets. For the Company in 2009, the appropriate risk-weighting pursuant to regulatory guidelines, required a gross-up in the risk-weighting of securities that were rated below investment grade, thus significantly inflating the total risk-weighted assets. This requirement had an adverse impact on the total capital and Tier I capital ratios in 2009 compared to 2008. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk-based capital to total risk-weighted assets (Total Risk Adjusted Capital) of 8%, including Tier I capital to total risk-weighted assets (Tier I Capital) of 4% and Tier I capital to average total assets (Leverage Ratio) of at least 4%. As of December 31, 2009, the Company and the Bank met all capital adequacy requirements to which it was subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either 2009 or 2008.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk-weighted assets)						
Consolidated	$ 61,568,720	11.4%	≥ $43,085,677	≥ 8.0%	N/A	N/A
Bank	$ 61,170,729	11.4%	≥ $43,075,958	≥ 8.0%	≥ $53,844,947	≥ 10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 54,778,019	10.2%	≥ $21,542,839	≥ 4.0%	N/A	N/A
Bank	$ 54,429,494	10.1%	≥ $21,537,979	≥ 4.0%	≥ $32,306,968	≥ 6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 54,778,019	9.8%	≥ $22,380,403	≥ 4.0%	N/A	N/A
Bank	$ 54,429,494	9.7%	≥ $22,363,361	≥ 4.0%	≥ $27,954,202	≥ 5.0%
As of December 31, 2008:						
Total capital (to risk-weighted assets)						
Consolidated	$ 61,929,662	13.6%	≥ $36,323,088	≥ 8.0%	N/A	N/A
Bank	$ 61,552,250	13.6%	≥ $36,313,495	≥ 8.0%	≥ $45,391,868	≥ 10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 57,136,680	12.6%	≥ $18,161,544	≥ 4.0%	N/A	N/A
Bank	$ 56,806,892	12.5%	≥ $18,156,747	≥ 4.0%	≥ $27,235,121	≥ 6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 57,136,680	10.0%	≥ $22,934,915	≥ 4.0%	N/A	N/A
Bank	$ 56,806,892	9.9%	≥ $22,918,851	≥ 4.0%	≥ $28,648,563	≥ 5.0%

The Bank can pay dividends to the Company equal to the Bank's retained earnings which approximated $45,722,000 at December 31, 2009. However, such dividends are limited due to the capital requirements discussed above.

15. RELATED PARTY TRANSACTIONS

During the ordinary course of business, loans are made to executive officers, directors, greater than 5% shareholders and associates of such persons. These transactions are executed on substantially the same terms and at the rates prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectability or present other unfavorable features. A summary of loan activity with officers, directors, associates of such persons and shareholders who own more than 5% of the Company's outstanding shares is as follows:

	2009	2008	2007
Balance, beginning	$ 8,053,604	$ 7,665,710	$ 9,028,873
Adjustments for loans to individuals no longer officers, directors, associates, or greater than 5% shareholders	-	-	(1,254,485)
Additions	531,239	1,696,194	1,261,950
Collections	(1,755,988)	(1,308,300)	(1,370,628)
Balance, ending	$ 6,828,855	$ 8,053,604	$ 7,665,710

Aggregate loans to directors and associates exceeding 2.5% of shareholders' equity included in the table above are as follows:

	2009	2008	2007
Number of persons	2	2	2
Balance, beginning	$ 7,578,162	$ 7,196,079	$ 7,349,167
Additions	106,044	1,090,044	793,049
Collections	(1,079,090)	(707,961)	(946,137)
Balance, ending	$ 6,605,116	$ 7,578,162	$ 7,196,079

As of December 31, 2009, 2008 and 2007, deposits from executive officers, directors and associates of such persons approximated $6,919,000, $9,000,000 and $8,100,000, respectively.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands, except per share data):

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
2009					
Interest income	$ 7,827	$ 7,456	$ 7,454	$ 7,173	$ 29,910
Interest expense	(3,002)	(2,715)	(3,033)	(2,047)	(10,797)
Net interest income	4,825	4,741	4,421	5,126	19,113
Provision for loan losses	(425)	(300)	(3,125)	(1,200)	(5,050)
Gain on sale of investment securities	-	-	-	11	11
Other-than-temporary impairment	(326)	(1)	(2,432)	(542)	(3,301)
Other income	1,639	1,459	1,139	1,213	5,450
Other expenses	(4,662)	(4,739)	(5,109)	(4,731)	(19,241)
Income (loss) before taxes	1,051	1,160	(5,106)	(123)	(3,018)
(Provision) credit for income taxes	(226)	(248)	1,895	197	1,618
Net income (loss)	$ 825	$ 912	$ (3,211)	$ 74	$ (1,400)
Net income (loss) per share	$ 0.40	$ 0.44	$ (1.55)	$ 0.04	$ (0.67)

2008	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 8,745	$ 8,613	$ 8,419	$ 8,184	$ 33,961
Interest expense	(4,198)	(3,670)	(3,540)	(3,276)	(14,684)
Net interest income	4,547	4,943	4,879	4,908	19,277
Provision for loan losses	-	(125)	(130)	(685)	(940)
Gain on sale of investment securities	1	7	17	-	25
Other-than-temporary impairment	-	-	(403)	(33)	(436)
Other income	1,295	1,259	1,231	1,204	4,989
Other expenses	(4,393)	(4,445)	(4,673)	(4,699)	(18,210)
Income before taxes	1,450	1,639	921	695	4,705
Provision for income taxes	(361)	(435)	(180)	(93)	(1,069)
Net income	$ 1,089	$ 1,204	$ 741	$ 602	$ 3,636
Net income per share	$ 0.52	$ 0.59	$ 0.35	$ 0.30	$ 1.76

2007	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 8,632	$ 8,684	$ 8,892	$ 9,071	$ 35,279
Interest expense	(4,328)	(4,362)	(4,470)	(4,500)	(17,660)
Net interest income	4,304	4,322	4,422	4,571	17,619
Credit for loan losses	-	-	60	-	60
Other income	1,214	1,329	1,309	1,354	5,206
Other expenses	(4,113)	(4,087)	(4,189)	(4,248)	(16,637)
Income before taxes	1,405	1,564	1,602	1,677	6,248
Provision for income taxes	(361)	(405)	(424)	(446)	(1,636)
Net income	$ 1,044	$ 1,159	$ 1,178	$ 1,231	$ 4,612
Net income per share	$ 0.51	$ 0.56	$ 0.57	$ 0.59	$ 2.23

17. CONTINGENCIES

The nature of the Company's business generates litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company's legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's shareholders' equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incident to the business of the Company and the Bank. In addition, to management's knowledge, no government authorities have initiated or contemplated any material legal actions against the Company or the Bank.

18. RECENT ACCOUNTING PRONOUNCEMENTS

On July 1, 2009, the Company adopted new accounting guidance related to U.S. GAAP. This guidance establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), or FASB ASC, as the source of authoritative U.S GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update the FASB ASC, provide background information about the guidance and provide the basis for conclusions on the changes to the FASB ASC. The FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC. Contents in each topic are organized first by subtopic, then section and finally paragraph. The paragraph level is the only level that contains substantive content. FASB suggests that all citations begin with "FASB ASC." This guidance is effective for interim periods ending after September 15, 2009.

In 2009, the Company adopted the new accounting guidance related to fair value measurements. The topic of fair value measurement was expanded to provide guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity. The requirements of fair value measurement also call for additional disclosures on fair value measurements and provide additional guidance on circumstances that may indicate that a transaction is not orderly. The recent accounting guidance requires disclosure of qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The adoption of this guidance had no effect on how the Company accounts for these instruments.

In 2009, the Company adopted the new accounting guidance related to recognition and presentation of other-than-temporary impairment. This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the non-credit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more-likely-than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the non-credit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections. See Note 3, "Investment Securities" for the impact this guidance had on the Company's consolidated financial statements.

In 2009, the Company adopted the new accounting guidance related to disclosures about derivative instruments. The recent accounting guidance provides requirements on the disclosures of derivative instruments and hedging activities. The guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The new accounting guidance did not have an impact on the Company's consolidated financial statements.

In 2009, the Company adopted the new accounting guidance related to the determination of the useful life of intangible assets. The new accounting guidance provides factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this new guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows, particularly as used to measure fair value in business combinations. The adoption of this new guidance is immaterial as it relates to the Company's consolidated financial statements.

In 2009, the Company adopted the new accounting guidance related to reporting on subsequent events. The new accounting guidance establishes standards under which an entity shall recognize and disclose events that occur after a balance sheet date but before the related financial statements are issued or are available to be issued. The adoption of the new accounting guidance had no impact on the Company's consolidated financial statements.

In 2010, the Company will adopt the new accounting guidance related to transfers and servicing and the accounting for transfers of financial assets. The standard will eliminate the concept of qualifying special purpose entities, will provide guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets and requires additional disclosures. The adoption of the new accounting guidance is not expected to have a material impact on the Company's consolidated financial statements.

In 2010, the Company will adopt the amended accounting guidance related to fair value measurements which will require new disclosures and clarify some existing disclosure requirements about fair value measurement as set forth in previous guidance. The objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, an entity will be required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. The amended guidance will also clarify the requirements of the following existing disclosures: for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

19. PARENT COMPANY ONLY

The following is the condensed financial information for Fidelity D & D Bancorp, Inc. on a parent company only basis (dollars in thousands):

Condensed Balance Sheets

	December 31,	
	2009	2008
Assets:		
Cash	$ 47	$ 2
Investment in subsidiary	45,256	48,561
Securities available-for-sale	429	428
Other assets	10	10
Total	$ 45,742	$ 49,001
Liabilities and shareholders' equity:		
Liabilities	$ 67	$ 40
Shareholders' equity	45,675	48,961
Total	$ 45,742	$ 49,001

Condensed Income Statements

	Years ended December 31,		
	2009	2008	2007
Income:			
Equity in undistributed earnings of subsidiary	$ (2,684)	$ 1,337	$ 3,163
Dividends from subsidiary	1,439	2,580	1,613
Other income	19	16	13
Total (loss) income	(1,226)	3,933	4,789
Operating expenses	258	446	267
(Loss) income before taxes	$ (1,484)	$ 3,487	$ 4,522
Credit for income taxes	84	149	90
Net (loss) income	$ (1,400)	$ 3,636	$ 4,612

Condensed Statements of Cash Flows

	Years ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	$ (1,400)	$ 3,636	$ 4,612
Adjustments to reconcile net (loss) income to net cash used in operations:			
Equity in earnings of subsidiary	1,245	(3,917)	(4,777)
Stock-based compensation expense	5	129	16
Deferred income tax benefit	-	(43)	(3)
Changes in other assets and liabilities, net	27	(17)	(10)
Net cash used in operating activities	(123)	(212)	(162)
Cash flows provided by investing activities:			
Dividends received from subsidiary	1,439	2,580	1,613
Purchases of securities available-for-sale	-	-	(50)
Net cash provided by investing activities	1,439	2,580	1,563
Cash flows from financing activities:			
Dividends paid, net of dividend reinvestment	(1,255)	(1,995)	(1,484)
Purchase of treasury stock	(57)	(430)	-
Withholdings to purchase capital stock	41	57	68
Net cash used in financing activities	(1,271)	(2,368)	(1,416)
Net increase (decrease) in cash	45	-	(15)
Cash, beginning	2	2	17
Cash, ending	$ 47	$ 2	$ 2

Item 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T): CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Company's management, with the participation of its Interim President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the Interim President and Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations, and are operating in an effective manner. The SEC has extended the deadline for non-accelerated filers, such as the Company, for an auditor attestation on internal control over financial reporting to fiscal years ending after June 15, 2010. Furthermore, the Company made no changes in its internal controls over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, these controls during the last fiscal quarter ended December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Interim President and Chief Executive Officer and the Chief Financial Officer, and implemented in conjunction with management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2009, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Item 9B: OTHER INFORMATION

None.

PART III

Item 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under Items 401 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed with the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed with the SEC.

Code of Ethics

The Company adopted a written code of ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer, which is available on our website at http://www.bankatfidelity.com through the Investor Relations link and then under the heading "Governance Documents." In addition, copies of our code of ethics will be provided to shareholders upon written request to Fidelity D & D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, PA 18512 at no charge.

Item 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 annual meeting of shareholders to be filed with the SEC.

Item 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 annual meeting of shareholders to be filed with the SEC.

Item 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth above in Footnote No. 15 "Related Party Transactions", of Part II, Item 8 "Financial Statements and Supplementary Data", and is also incorporated by reference herein to the information presented in the Company's definitive Proxy Statement for its 2010 annual meeting of shareholders to be filed with the SEC.

Item 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2010 annual meeting of shareholders to be filed with the SEC.

PART IV

Item 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are included by reference in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, the data is not significant or the required information is shown in the respective financial statements or in the notes thereto or elsewhere herein.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as a part of this Form 10-K:

3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000.

3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007.

****10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

10.3 Registrant's 2000 Dividend Reinvestment Plan. Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001, by Post-Effective Amendment No. 2 on July 7, 2005, by Registration Statement No. 333-152806 on Form S-3 filed on August 6, 2008 and by Post-Effective Amendment No. 1 on January 25, 2010.

10.4 Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

10.5 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

10.6 Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

10.7 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

10.8 Registrant's 2002 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004.

10.9 Change of Control Agreements with Salvatore R. DeFrancesco, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006. Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006.

10.10 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007.

10.11 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008.

10.12 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008.

10.13 Release Agreement between Steven C. Ackmann, Registrant and The Fidelity Deposit and Discount Bank, dated August 31, 2009. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 8, 2009.

10.14 Consulting Agreement between Steven C. Ackmann, former President and Chief Executive Officer of the Registrant and The Fidelity Deposit and Discount Bank, and The Fidelity Deposit and Discount Bank, dated September 1, 2009. Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on September 8, 2009.

11 Statement regarding computation of earnings per share. Included herein in Note 13 "Earnings per Share", contained within the notes to consolidated financial statements, and incorporated herein by reference.

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data."

13 Annual Report to Shareholders. Incorporated by reference to the 2009 Annual Report to Shareholders filed with the SEC on Form ARS.

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Rule 13a-14(a) Certification of Principal Executive Officer, filed herewith.

31.2 Rule 13a-14(a) Certification of Principal Financial Officer, filed herewith.

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

(b) The exhibits required to be filed by this Item are listed under Item 15(a) 3, above.

(c) Not applicable.

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY D & D BANCORP, INC.
(Registrant)

Date: March 5, 2010

By: /s/ PATRICK J. DEMPSEY
Patrick J. Dempsey,
Interim President and Chief Executive Officer

Date: March 5, 2010

By: /s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.,
Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

		DATE
By:	/s/ PATRICK J. DEMPSEY Patrick J. Dempsey, Interim President and Chief Executive Officer and Chairman of the Board of Directors	March 5, 2010
By:	/s/ SALVATORE R. DEFRANCESCO, JR. Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer	March 5, 2010
By:	/s/ JOHN T. COGNETTI John T. Cognetti, Secretary and Director	March 5, 2010
By:	/s/ MICHAEL J. MCDONALD Michael J. McDonald, Vice Chairman of the Board of Directors and Director	March 5, 2010
By:	/s/ DAVID L. TRESSLER David L. Tressler, Director	March 5, 2010
By:	/s/ MARY E. MCDONALD Mary E. McDonald, Assistant Secretary and Director	March 5, 2010
By:	/s/ BRIAN J. CALI Brian J. Cali, Director	March 5, 2010

Exhibit Index | Page

3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000. *

3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007. *

10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999. *

10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999. *

10.3 Registrant's 2000 Dividend Reinvestment Plan. Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001, by Post-Effective Amendment No. 2 on July 7, 2005 and by Registration Statement No. 333-152806 on Form S-3 filed on August 6, 2008 and by Post-Effective Amendment No. 1 on January 25, 2010 . *

10.4 Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001. *

10.5 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007. *

10.6 Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001. *

10.7 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007. *

10.8 Registrant's 2002 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004. *

10.9 Change of Control Agreements with Salvatore R. DeFrancesco, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006. Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006. *

10.10 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007. *

10.11 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008. *

10.12 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008. *

****10.13 Release Agreement between Steven C. Ackmann, Registrant and The Fidelity Deposit and Discount Bank, dated August 31, 2009***. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 8, 2009. *

****10.14 Consulting Agreement between Steven C. Ackmann, former President and Chief Executive Officer of the Registrant and The Fidelity Deposit and Discount Bank, and The Fidelity Deposit and Discount Bank, dated September 1, 2009***. Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on September 8, 2009. *

11 Statement regarding computation of earnings per share. Included herein Note 13, "Earnings per Share", contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference. 76

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data". 14

13 Annual Report to Shareholders. Incorporated by reference to the 2009 Annual Report to Shareholders filed with the SEC on Form ARS. *

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004. *

21 Subsidiaries of the Registrant. 91

23 Consent of Independent Registered Public Accounting Firm. 92

31.1 Rule 13a-14(a) Certification of Principal Executive Officer. 93

31.2 Rule 13a-14(a) Certification of Principal Financial Officer. 94

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 95

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 96

---

*Incorporated by Reference

Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation
The Fidelity Deposit and Discount Bank	Pennsylvania

Exhibit 23


ParenteBeard
CONFIDENCE THROUGH CLARITY

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in Fidelity D & D Bancorp, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission of our report dated March 5, 2010 relating to the consolidated financial statements of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, which report appears in the Registrant's Annual Report to Shareholders for the year ended December 31, 2009.

/s/ ParenteBeard LLC
ParenteBeard LLC
Wilkes-Barre, Pennsylvania
March 5, 2010

Exhibit 31.1

CERTIFICATION

I, Patrick J. Dempsey, certify that:

1. I have reviewed this annual report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

By: /s/ PATRICK J. DEMPSEY
Patrick J. Dempsey, Interim President
and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Salvatore R. DeFrancesco, Jr., certify that:

1. I have reviewed this report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

By:/s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Patrick J. Dempsey, Interim President and Chief Executive Officer of the Company, certify, pursuant to Title 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 5, 2010

By: /s/ PATRICK J. DEMPSEY
Patrick J. Dempsey, Interim President
and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer of the Company, certify, pursuant to Title 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 5, 2010

By:/s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

PRODUCTS AND SERVICES

CONSUMER DEPOSIT PRODUCTS

- Choice Relationship Checking
- Money Market Accounts
- Optimum Choice Savings
- Statement Savings Accounts
- Scholar Savings Accounts
- Fixed Rate or Variable Rate IRA Certificates of Deposit
- Christmas and All Purpose Club Accounts
- Certificates of Deposit

CONSUMER LOAN PRODUCTS

- Home Equity Loans
- Mortgage Loans
- Construction Mortgages
- Auto Loans
- Personal Loans
- Student Loans

ELECTRONIC SERVICES

- Direct Deposit
- Fidelity Check Card
- Telephone Link
- Online Banking
- Web Bill Pay
- Electronic Statement Delivery

BUSINESS DEPOSIT PRODUCTS AND SERVICES

- Free Business Checking
- Business Interest Checking
- Community First Non-Profit Checking
- Corporate Checking
- IOLTA Checking Accounts
- Fidelity Muni-Choice Checking
- Money Market Accounts
- Savings Accounts
- Certificates of Deposit
- Fidelity At Work Program
- Sweeps

BUSINESS LOAN PRODUCTS

- Commercial Loans
- Equipment Loans
- Lines of Credit
- Municipal Loans
- Community Development Loans
- Commercial/Equipment Leasing
- Commercial Mortgages
- Letters of Credit

SPECIAL BUSINESS LOAN PROGRAMS

- SBA Loan Programs
- PEDFA Loans
- FHLB – BOB Program

BUSINESS ELECTRONIC SERVICES

- Cash Management
- Telephone Link
- Online Banking
- MasterCard®/Visa® Credit Card Processing
- Payroll Processing
- Business Check Card
- Business Line of Credit Card
- Remote Deposit
- Electronic Statement Delivery

INVESTMENT SERVICES*

- Retirement Planning
- College Funding
- Estate Planning
- Life Insurance
- Annuities
- Mutual Funds
- Stocks & Bonds

TRUST SERVICES

- Corporate Trust Services
  - Bond Trustee
  - Paying Agent
  - Institutional Money Management
- Personal Trust
  - Revocable and Irrevocable Trusts
- Charitable Trusts
- Special Needs Trusts
- Testamentary Trusts
- Estate Settlement & Services
- Endowments
- Guardianships

ADDITIONAL BANK SERVICES

- Acceptance of County Real Estate Taxes
- Acceptance of Tax Payments for Business
- Series "EE" and "I" U.S. Savings Bonds
- Money Orders, Certified Checks, and Cashier Checks
- Wire Transfer Services
- Safe Deposit Services
- Direct Deposit Services


EQUAL HOUSING
LENDER


FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

Fidelity BANK
DEPOSIT & DISCOUNT
Member FDIC

800.388.4380 | WWW.BANKATFIDELITY.COM